5/19


03050574

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Strategic Holdings

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3596 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 5/19/03







中策集團有限公司
China Strategic Holdings Limited

Annual Report 2002 年報



Contents

	PAGE(S)
CORPORATE INFORMATION	2
CHAIRMAN'S STATEMENT	3
MANAGEMENT DISCUSSION & ANALYSIS	5
DIRECTORS' REPORT	11
AUDITORS' REPORT	25
CONSOLIDATED INCOME STATEMENT	26
CONSOLIDATED BALANCE SHEET	27
BALANCE SHEET	29
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	30
CONSOLIDATED CASH FLOW STATEMENT	32
NOTES TO THE FINANCIAL STATEMENTS	35
FINANCIAL SUMMARY	87
NOTICE OF ANNUAL GENERAL MEETING	89

Corporate Information

BOARD OF DIRECTORS

Chan Kwok Keung, Charles	(Chairman and Chief Executive Officer)
Yap, Allan	(Vice Chairman)
Li Wa Kin	(Deputy Managing Director)
Chau Mei Wah, Rosanna	(Executive Director)
Chan Ling, Eva	(Executive Director)
David Edwin Bussmann	(Independent non-executive Director)
Choy Hok Man, Constance	(Independent non-executive Director)
Chan Kwok Hung	(Alternate Director to Chan Kwok Keung, Charles)
Lui Siu Tsuen, Richard	(Alternate Director to Yap, Allan)
Lau Ko Yuen, Tom	(Alternate Director to Chau Mei Wah, Rosanna)

SECRETARY

Chan Yan Yan, Jenny

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants

REGISTERED OFFICE

8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
Dao Heng Bank Limited
Citibank, N.A.
Wing Hang Bank

SOLICITORS

Iu, Lai & Li
Sidley Austin Brown & Wood

REGISTRARS' OFFICE

Standard Registrars Limited
G/F, Bank of East Asia View Centre
56 Gloucester Road, Wanchai
Hong Kong

On behalf of the board of directors, I would like to present the annual results of China Strategic Holdings Limited (the "Company"), its subsidiaries and its associated companies (collectively, the "Group") for the year ended 31st December, 2002.

IT WAS THE WORST OF TIMES: Business Scandals & Stock Market Confusion

After being razed to the ground by the recessing atmosphere following the terrorist attack in New York, the world economy started a slow recovery from the beginning of Year 2002. Nevertheless, financial systems around the globe were soon plagued by scandals of serial business frauds. Desperate demands from the investing public for a revolutionary change in corporate governance pressed regulatory bodies worldwide to establish more stringent legislation concerning information disclosure and accountability of management.

IT WAS THE BEST OF TIMES: Time to roll up our Sleeves

The Group's ongoing strategy of investing in China paid off during the year and saved its operations and financial performance from negative external effects striking economies of the western world. The economy in China maintained good impetus throughout the year and, according to the National Bureau of Statistics of the Peoples' Republic of China (the "PRC"), the gross domestic product (GDP) of the year rose by 8 percent over the previous year at comparable prices (Sourced from: The Statistical Communique 2002).

Under the prudent leadership of the PRC government, inflationary drawbacks accompanying the strong growth in the domestic economy were properly managed. The general level of consumer prices in China for the year was down by 0.8 percent over the previous year. The growing economy and the relatively stable society in China brought about strong internal demands in all sectors that, in turn, resulted in significant expansion to the turnover volume of the tire business and the heavy industry businesses invested by the Company.

The tire business of the Group enjoyed significant growth in trading volume as outputs of motor vehicles and cars in the country increased by 38.8% and 55.2% year-over-year respectively. Moreover, 30,796 kilometers of roads were built during the year (out of which 5,545 kilometers consisted of express highways) showing significant growth potential for even higher automobile usage.

Having considered the steady improvement in the consumption power of Chinese people, the Group believed that their desire for traveling and sightseeing would soar. For that reason, the Company proceeded with its plans scheduled last year and acquired controlling stakes in one of the largest travel agencies in the Greater China Region and in a chain of well-developed hotels. According to the latest statistics provided by the Chinese government, the annual per capita disposable income of urban households was RMB7,703 in 2002, a real increase of 13.4 percent over last year (Sourced from: The Statistical Communique 2002), supporting the Group's prediction of the rapid development in the consumer market of China.

PROSPECT

Though the Group has strong confidence towards the continued prosperity and development in the economy and general living standards of China, it is believed that the year to come will be extremely challenging.

With regards to the unstable political and economical factors in the post Iraq War period and the outbreak of the Severe Acute Respiratory Syndrome in various parts of the world, the Group will exercise utmost caution in managing its existing investments and in assessing any possible investment opportunities.

Despite the uncertainties, our management team will continue to strive to protect the long-term interests of our shareholders.

APPRECIATION

On behalf of my fellow directors and all members of the Group, I would like to extend our hearty blessing and support to all healthcare workers in Hong Kong and China who dedicated their self-sacrificing efforts and enthusiasms to save their patients' lives. Finally but not least, I would like to extend my deepest thanks to our loyal staff for their commitment and dedication to the Group throughout the year under review.

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong
23rd April 2003

ANALYSIS OF THE GROUP'S PERFORMANCE

The Group's turnover for the year ended 31st December, 2002 totaled approximately HK$3,602 million, representing an increase of 11.36% as compared with HK$3,234 million for financial year 2001. The increase was mainly the result of the 15.02% increase in sales of goods (net of returns and sales taxes) to approximately HK$3,435 million for the current year (2001: approximately HK$2,987 million). Turnover for the year mainly comprised of sales of goods (including tires, pharmaceutical products and others), toll highway operation, sales of properties, hotel operation and rental income, etc.

The Group's audited consolidated loss attributable to shareholders for the year ended 31st December 2002 was lowered by 20.3% to approximately HK$477 million from approximately HK$599 million recorded last year. The improvement in the operating performance of the Group was mainly contributed by the following:-

i) the significant growth in the sales of tire and pharmaceutical products
ii) the consolidated gross profit margin of the Group has increased by 87.72% over last year
iii) the other operating income of the Group has been increased by 47.47% from approximately HK$158 million last year to approximately HK$233 million in year 2002

However, the significant increase in finance costs and share of results of associates by 34.37% and 664.43% respectively had weakened the operating performance of the Group as a whole.

CAPITAL STRUCTURE, LIQUIDITY AND FINANCIAL RESOURCES

The Group generally finances its operations through cash generated from its business activities, banking facilities provided by its principal bankers and disposing of under-performing investments.

During the year, the Company successfully completed a placement in June 2002 and rights issue in August 2002 with net proceeds of approximately HK$17.8 million and HK$40 million respectively to improve the liquidity of the Group.

For the year under review, the Group's short term bank loans and other borrowings increased from HK$922 million as at 31st December 2001 to approximately HK$997 million as at 31st December 2002. Long term bank loans and other borrowings reduced from HK$593 million as at 31st December 2001 to approximately HK$87 million as at 31st December 2002. As a result, the Group's total bank loans and other borrowings was reduced from HK$1,515 million as at 31st December 2001 to approximately HK$1,084 million as at 31st December 2002 representing a decrease of 28.4%. The gearing ratio, calculated to the total long term bank loans and other borrowing divided by total shareholders funds decreased from 0.267 to 0.050. The Group's total borrowings of HK$1,084 million were mainly denominated in HK dollars and Renminbi, and the maturity profile spread over a period of five years with HK$997 million repayable within one year, HK$87 million repayable two to five years. Non-HK dollar denominated loans are directly related to the Group's businesses in the countries of the currencies concerned.

As at 31st December, 2002, total bank borrowings of the Group amounted to HK$1,070 million and over 90% of the Group's bank borrowings bear interest at fixed rates and the remaining were at floating rates.

Capital expenditure aggregated to approximately HK$476 million for the past twelve months was used primarily for expansion of existing facilities. The Group's capital expenditures will continue to be funded primarily from either cash generated from operations, cash on hand or by bank borrowings or a combination of both as required.

During the year, the Group has not entered into any material foreign exchange contracts, interest or currency swaps or other financial derivatives. The Company was not exposed to any material exchange rate fluctuation during the year under review.

COMMENTS ON SEGMENTAL INFORMATION AND SIGNIFICANT INVESTMENTS

China Enterprises Limited

For the year under review, China Enterprises Limited ("China Enterprises"), a company whose shares being traded on the OTC (over-the-counter) Bulletin Board ("OTCBB") in USA, which the Company beneficially owned 55.22% effective interest, reported that its operating results rebounded in year 2002 as the overall tire market in China improved. Total revenues of the company arising from continuing operations increased by 25.0% to Rmb2.61 billion (2001: Rmb2.09 billion). Hangzhou Zhongce Rubber Co., Limited ("Hangzhou Zhongce"), the most active subsidiary of China Enterprises, is still its major trading arm which remains one of the largest tire manufacturer in China and recorded a 13.6% increase in gross margin this year.

For the year under review, the Company disposed of two of its subsidiaries, Yantai C.S.I. Rubber Co., Limited ("Yantai CSI") and Shandong C.S.I. Synthetic Fiber Co., Limited ("Shandong Synthetic") and recognized a net realized gain on such disposals of Rmb20.1 million.

Consolidated net loss of China Enterprises was Rmb262.8 million (2001: Rmb135.4 million). It comprises a loss upon a decrease in fair value of call option associated with the convertible note of Ananda Wing On Travel (Holdings) Limited ("Ananda Wing On"), the Company's share of losses of Ananda Wing On since its acquisition on April 19, 2002 and an impairment loss of long-lived assets from discontinued operations.

The New York Stock Exchange (the "NYSE") notified the Company on December 31, 2002 that the Securities and Exchange Commission granted the application of the NYSE for removal of the common stock of the Company from listing and registration on the NYSE under the Securities Exchange Act of 1934 effective at December 30, 2002. On the other hand, the Company's common shares began trading on the OTCBB under the stock symbol CSHEF on November 26, 2002.

Australia Net.Com Limited

During the year the directors of Australia Net.Com Limited continued to look at strategic investment opportunities with a view to recapitalising the Company. Unfortunately no investments were identified that the Board were satisfied met the Board's vision for the future of the Company.

Tung Fong Hung Investment Limited ("Tung Fong Hung")

Tung Fong Hung incurred a net loss of HK$28 million for the year. The loss is attributed to the sluggish economic performance that dampened the local sales.

Despite the grant of the official certification of the "Good Manufacturing Practice" qualification by the Department of Health of Hong Kong in late 2002, we have not seen big change in sales of western pharmaceutical products. Since time is an essence to us in the product enlistment and tendering processes, sales to the public sector cannot be materialized during the year. Confronted with the rise in production overheads and running costs caused by the expanded production capacity, the operation suffered from operating loss. However, the management believes that the operation will start to generate revenue from the new market segments in public sector and overseas markets and hence induce a favourable effect on the bottom line in the coming year.

Tung Fong Hung, through its continuing efforts to improve the operational efficiency, has successfully reduced its running expenses and thus relieved its cost burden. Notwithstanding the decrease in sales, operations in both the local and overseas retail outlets have marked improvements as a result of the implementation in the cost-cutting measures. The management will continue to place emphasis on strategies to further enhance cost saving.

MATERIAL ACQUISITIONS AND DISPOSALS

In February 2002, Million Good Limited, a wholly-owned subsidiary of China Enterprises which is owned as to 55.2% effective equity interest and 88.8% effective voting interest by the Company, and Ananda Wing On entered into a subscription agreement (the "Subscription Agreement") in respect of the subscription of 4,800,000,000 new shares of HK$0.01 each in the capital of Ananda Wing On at an issue price of HK$0.027 per share which will be paid upon completion of the Subscription Agreement. At the same time, China Enterprises and Ananda Wing On entered into a subscription agreement (the "CN Agreement") regarding the subscription of the convertible note issued by Ananda Wing On to China Enterprises or its nominee for a consideration of HK$120,000,000 which will be paid upon completion of the CN Agreement. Further details can be found in the circular to shareholders dated 4th March, 2002. Completion of the aforesaid transactions took place in April 2002.

In June 2002, Calisan Developments Limited ("Calisan") and Well Orient Limited ("Well Orient") are substantial shareholders of the Company and have agreed to place, through Tai Fook Securities Company Limited ("Tai Fook") on a best efforts basis, an aggregate of 92,000,000 existing shares of the Company to independent investors at a price of HK$0.20 per share. At the same date, the Company, Calisan and Well Orient as subscribers, whereby each of Calisan and Well Orient agreed to subscribe for 50% of the shares of the Company place under the placing agreement dated 6th June, 2002, entered into among Calisan, Well Orient and Tai Fook subject to a maximum of 46,000,000 new shares of the Company and 46,000,000 new shares of the Company respectively at the price of HK$0.20 per subscription share. Completion of the transaction took place in June 2002. Further details of the transaction are set out in the announcement dated 7th June, 2002.

In June 2002, the Company as the subscriber and Dong Fang Gas Holdings Limited ("Dong Fang Gas", formerly known as Companion Building Material International Holdings Limited) entered into a subscription agreement in relation to the subscription for 20,000,000,000 shares in Dong Fang Gas at a total subscription price of HK$200,000,000. Further details of the transaction are set out in the joint announcement dated 7th June, 2002. Completion of the aforesaid transaction took place in September 2002.

In July 2002, a project management services agreement entered into between the Company and Paul Y. Project Management International Limited, a wholly-owned subsidiary of Paul Y. - ITC Construction Holdings Limited, in respect of the provision of project management services for the development of the Liqiao Industrial Park at Shunyi District, Beijing, the PRC for a term of five years and for a total remuneration of not more than HK$9,000,000. Further details of the transaction are set out in the announcement dated 9th July, 2002.

In July 2002, the Company announced to propose to raise net proceeds of approximately HK$40 million by issuing not less than 276,489,471 new shares by the rights issue with the bonus issue at a price of HK$0.15 per rights share. The Company will provisionally allot one rights share for every two existing shares held by the qualifying shareholders on the record date with bonus warrants in the proportion of three units of subscription rights with initial subscription price of HK$0.16 for every five rights shares taken up. Completion of rights issue with bonus issue took place in August 2002.

In July 2002, the Company announced to propose an extensive group reorganization, the principal elements included the entering into of the subscription agreement, the placing agreement, the first, second and third sale and purchase agreements by Rosedale Hotel, a 65.6% owned subsidiary of the Company. Upon completion of the proposal agreements, Rosedale Hotel ceased to be a non-wholly owned subsidiary of the Company. Further details of the transaction are set out in the circular dated 5th October, 2002. Completion of foresaid transactions took place in December 2002.

In November, 2002, the Company as one of the vendors entered into a conditional sale and purchase agreement (the "S&P Agreement") with Sun Media Group Holdings Limited ("Sun Media") as the purchaser relating to, among others, the disposal to Sun Media of 91,635,700 shares in Leadership Publishing (the "Sale Share"), and an aggregate amount of HK$3,050,000 Leadership Publishing warrants (the "Sale Warrant") and shareholder's loan of approximately HK$15.5 million owing from the Leadership Publishing group to the group of the Company on the completion of the S&P Agreement (the "Sale Loan") (the "Completion"). Sun Media would settle the consideration for the Sale Share by issuing 549,814,200 new Sun Media shares to the Company (or its nominee) and that for the Sale Warrant in cash of HK$1.00 on the Completion, and the consideration for the Sale Loan should be satisfied by Sun Media issuing 155,048,000 new Sun Media Shares to the Company (or as it may direct) at the price of HK$0.10 per Sun Media share at the expiry of two calendar years from the date of Completion. Further details of the transaction are set out in the circular dated 27th December, 2002. Completion of the aforesaid transaction took place in January 2003.

In January 2003, China Enterprises and Ningxia Yinchuan Rubber Manufacturing ("Ningxia Yinchuan") entered into a condition sale and purchase agreement pursuant to which China Enterprises agreed to sell its entire 51% interest in Yinchuan C.S.I. (Greatwall) Rubber Company Limited to Ningxia Yinchuan for the consideration of Rmb35,000,000 (equivalent to approximately HK$33 million). Further details of the transaction are set out in the circular dated 30th January, 2003. Completion of the disposal took place in February 2003.

CONTINGENT LIABILITIES

		The Group	
		2002	2001
		HK$'000	*HK$'000*
(a)	Other guarantees issued to:		
	Associates	**169,635**	182,302
	Outsiders	**780**	780
		170,415	183,082

(b) The Company has granted a guarantee in favour of MTR Corporation Limited ("MTR") in respect of outstanding rent and obligations under the tenancy agreement entered into between Tung Fong Hung Medicine (Retail) Limited, a wholly-owned subsidiary of the Company, and MTR for the leased properties.

PLEDGE OF ASSETS

At 31st December, 2002, the following assets were pledged to secure credit facilities granted to the Group:

- No investment properties were pledged as at 31st December, 2002. As at 31st December, 2001, investment properties with carrying value of approximately HK$17,630,000.

- Certain property, plant and equipment with a carrying value of HK$219,532,000 (2001: HK$234,462,000).

- Investment in securities of HK$249,990,000 (2001: HK$5,244,000).

- No shares in associates were pledged as at 31st December, 2002. As at 31st December, 2001, certain shares in associates with carrying value of approximately HK$53,194,000.

- Bank deposits of HK$24,839,000 (2001: HK$83,520,000).

- All assets of a subsidiary of the Company with a consolidated net assets value of HK$45,746,000 (2001: Nil).

In 2001, the Group pledged its right to receive toll fee income from the toll highway to a bank to secure the credit facilities. The pledge was released from the Group following the disposal of the Group's interest in the toll highway during the year.

The directors present their annual report and the audited financial statements of the Company for the year ended 31st December, 2002.

PRINCIPAL ACTIVITIES

The Company is an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 18 and 19 to the financial statements respectively.

RESULTS AND APPROPRIATIONS

Details of the Group's results and appropriations for the year ended 31st December, 2002 are set out in the consolidated income statement on page 26.

The directors do not recommend the payment of a dividend.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales attributable to the Group's five largest customers were less than 30% of the total sales. The aggregate purchases attributable to the Group's five largest suppliers were less than 30% of the total purchases.

SHARE CAPITAL AND WARRANTS

During the year, the Company issued and allotted 92,000,000 ordinary shares of HK$0.10 each to its substantial shareholders for cash at HK$0.20 per share.

The Company issued and allotted 276,489,471 ordinary shares of HK$0.10 each by way of rights issue ("Rights Issue") at a subscription price of HK$0.15 per rights share to the existing shareholders, in the proportion of one rights share for every two existing shares held, with a bonus issue of warrants on the basis of three units of subscription rights with initial subscription price of HK$0.16, subject to adjustment, for every five rights shares taken up. Pursuant to the Rights Issue, 165,893,682 bonus warrants were issued to the shareholders. Details of these are set out in the circular issued by the Company dated 7th August, 2002.

Details of movements of share capital during the year and the outstanding warrants of the Company as at 31st December, 2002 are set out in notes 28 and 29 to the financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

GROUP REORGANISATION

During the year, the Group carried out the following extensive group reorganisation:

Subscription of shares in Rosedale Hotel Group Limited ("Rosedale Hotel", formerly known as China Land Group Limited)

Rosedale Hotel, a then non-wholly owned subsidiary of the Company listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), entered into a subscription agreement ("Subscription Agreement") with Ananda Wing On Travel (Holdings) Limited ("Ananda Wing On"), an associate of the Company and whose shares are also listed on the Hong Kong Stock Exchange, whereby Ananda Wing On agreed to subscribe for 1,000,000,000 new shares in Rosedale Hotel at an issue price of HK$0.30 per share, amounting to a total consideration of HK$300 million.

Placing of shares and convertible notes in Rosedale Hotel

Rosedale Hotel entered into a conditional placing agreement with an independent placing agent, in relation to the placing of 1,333,333,333 new shares in Rosedale Hotel on a best efforts basis at an issue price of HK$0.30 per share. Due to the then market conditions, the shares were not substantially placed and the placing agreement lapsed on 31st October, 2002.

On 28th October, 2002, Rosedale Hotel entered into two convertible notes placing agreements with an independent placing agent for the issue of two convertible notes with the principal aggregate amount of HK$66 million (the "First Convertible Note") and HK$45 million respectively, convertible into shares of Rosedale Hotel at an initial conversion price of HK$0.30 for one new share of Rosedale Hotel.

On 31st October, 2002, Rosedale Hotel entered into another placing agreement (the "Placing Agreement") with an independent placing agent for the placing of 45,000,000 new shares in Rosedale Hotel on a best endeavour basis at an issue price of HK$0.20 per share.

Acquisition of Shropshire Property Limited ("Shropshire")

Rosedale Hotel entered into a sale and purchase agreement with Ananda Wing On to acquire the entire issued share capital of and the shareholder's loan of approximately HK$44.4 million to Shropshire (the "First sale and purchase agreement") for a consideration of HK$110 million. The consideration was satisfied by the issue of 366,666,666 new shares in Rosedale Hotel at HK$0.30 per consideration share. Shropshire has the right to acquire a 60% interest in Luoyang Golden Gulf Hotel Co., Ltd. ("Luoyang Golden Gulf"). The principal asset of Luoyang Golden Gulf is Golden Gulf Hotel located in Luoyang, the People's Republic of China (the "PRC").

GROUP REORGANISATION *(continued)*

Acquisition of Rosedale Hotel Group Limited ("Rosedale")

Rosedale Hotel entered into another sale and purchase agreement with Paul Y. - ITC Construction Holdings Limited ("Paul Y. - ITC") to acquire the entire issued share capital of and the shareholder's loan of approximately HK$482.5 million to Rosedale, a British Virgin Islands company, (the "Second sale and purchase agreement") for a cash consideration of HK$250 million. The principal asset of Rosedale is Best Western Rosedale on the Park located in Causeway Bay, Hong Kong.

Acquisition of Makerston Limited ("Makerston")

Clever Basin Holdings Limited, a wholly owned subsidiary of Rosedale Hotel, entered into a sale and purchase agreement with Hutchison Hotels Holdings (International) Limited ("Hutchison Hotels Holdings") to acquire the entire issued share capital of and the shareholder's loan of approximately HK$605.6 million to Makerston (the "Third sale and purchase agreement") for a total consideration of HK$515 million. The consideration was satisfied by cash in the amount of HK$150 million and the issue of a promissory note for the principal amount of HK$365 million. Makerston holds a 95% indirect interest in Beijing Harbour Plaza Co., Ltd ("Beijing Harbour Plaza"), of which the principal asset is the Rosedale Hotel & Suites■Beijing (formerly known as Beijing Harbour Plaza Hotel) located in Beijing, the PRC.

The Placing Agreement and the First Convertible Note placing agreement were completed on 29th November, 2002. The Subscription Agreement, the First, the Second and Third sale and purchase agreements were completed on 2nd December, 2002.

Details of the above transactions are set out in the circular issued by the Company dated 5th October, 2002.

Upon the completion of the Subscription Agreement, the Placing Agreement, and the First, Second and Third sale and purchase agreements, the interest of Rosedale Hotel held by the Group was diluted from approximately 65.56% to approximately 32.20%.

INVESTMENT PROPERTIES

During the year, the Group disposed of investment properties of approximately HK$28 million as a result of the dilution of the Group's interest in Rosedale Hotel. The Group also disposed of investment properties of approximately HK$12 million at a consideration of HK$10 million.

Details of these and other changes in investment properties of the Group during the year are set out in note 13 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

During the year, property, plant and equipment with an aggregate net book value of approximately HK$1,479 million were disposed of as a result of the dilution of the Group's interest in Rosedale Hotel and disposal of subsidiaries.

The Group incurred expenditure of approximately HK$334 million on acquisition of property, plant and equipment.

The Group also incurred an impairment loss of approximately HK$346 million in respect of property, plant and equipment.

Details of these and other changes in the property, plant and equipment of the Group and the Company during the year are set out in note 14 to the financial statements.

PROPERTIES UNDER/HELD FOR DEVELOPMENT

During the year, the Group incurred expenditure of approximately HK$4 million on properties under/held for development. Properties under/held for development with an aggregate net book value of approximately HK$141 million were disposed of as a result of the dilution of the Group's interest in Rosedale Hotel.

Details of changes in the properties under/held for development of the Group during the year are set out in note 15 to the financial statements.

SUBSIDIARIES AND ASSOCIATES

During the year, the Group acquired approximately 34.58% interest in Ananda Wing On for a consideration of approximately HK$130 million and the Group's interests were subsequently diluted to approximately 32.21% after the issue of new shares and repurchase of its own shares by Ananda Wing On.

The Group's interest in PacificNet, Inc. (formerly known as PacificNet.com, Inc.), was diluted from approximately 29.52% to approximately 9.93% following the allotment and issue of new shares by PacificNet, Inc..

During the year, the Group acquired approximately 43.06% interest in Dong Fang Gas Holdings Limited ("Dong Fang Gas", formerly known as Companion Building Material International Holdings Limited), for a total consideration of approximately HK$200 million.

SUBSIDIARIES AND ASSOCIATES *(continued)*

The Group's interests in Leadership Publishing Group Limited ("Leadership Publishing", formerly known as Sing Pao Media Group Limited), was diluted from approximately 27.97% to approximately 19.69% following the rights issue carried out by Leadership Publishing and dilution of the Group's interest in Rosedale Hotel. Subsequent to the balance sheet date, the Group's interests in Leadership Publishing were disposed of to Sun Media Group Holdings Limited.

During late 2001, China Enterprises Limited ("China Enterprises") received a notice from the New York Stock Exchange (the "NYSE") that China Enterprises was not in compliance with the NYSE requirement of an average global market capitalization of at least US$15,000,000 over a consecutive 30 trading day period. China Enterprises submitted a business plan to the NYSE designed to bring its share price into compliance with the continuing listing standards within 18 months. Despite the plan, its share price subsequently felt below the NYSE's another continuing listing standard requiring an average closing price of its common stock of at least US$1.00 for a consecutive 30 trading day period.

On 26th November 2002, China Enterprises's common stocks began trading on the OTC Bulletin Board of the United States of America (the "United States") after the NYSE suspended the trading of China Enterprises's common stock during late September 2002. An appeal was lodged to the NYSE for a review of the de-listing decision.

The NYSE notified China Enterprises on December 31, 2002 that the Securities and Exchange Commission of the United States granted the application of the NYSE for the removal of the common stock in China Enterprises from listing and registration on the NYSE under the Securities Exchange Act of 1934 effective on December 30, 2002.

During the year, the Group entered into an agreement with Vision Century Corporation Limited ("Vision Century") to acquire a 65% interest in Wintime Property Developments Limited ("Wintime") and the shareholder's loan of approximately HK$131 million for a total consideration of HK$43.2 million and to dispose of the Group's entire interest in Tenways Investments Limited together with the shareholder's loan of approximately HK$44.5 million to Vision Century for a total consideration of HK$43.2 million. The principal asset of Wintime is residential properties situated in Tuen Mun, Hong Kong.

The Group also entered into an agreement to dispose of its 60% interest in Shenzhen Longchen Xinyuan Industrial Co., Ltd., ("Longchen Xinyuan") to an independent third party for a consideration of approximately HK$60 million. Longchen Xinyuan is principally engaged in the operation of a toll highway in Shenzhen, the PRC.

In addition, the Group disposed of its interests in certain PRC subsidiaries at an aggregate consideration of HK$41 million.

Details of principal subsidiaries and associates at 31st December, 2002 are set out in notes 18 to 19 to the financial statements respectively.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Dr. Chan Kwok Keung, Charles
(Chairman and Chief Executive Officer)
Dr. Yap, Allan
(Vice-Chairman)
Mr. Li Wa Kin
(Deputy Managing Director)
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva (appointed on 22nd July, 2002)
Mr. Lien Kait Long (resigned on 1st November, 2002)

Alternate director to Dr. Chan Kwok Keung, Charles:
Mr. Chan Kwok Hung
Alternate director to Dr. Yap, Allan:
Mr. Lui Siu Tsuen, Richard
Alternate director to Ms. Chau Mei Wah, Rosanna:
Mr. Lau Ko Yuen, Tom

Independent non-executive directors:

Mr. David Edwin Bussmann
Ms. Choy Hok Man, Constance
Mr. Tang Wei, Donald (resigned on 25th January, 2002)

In accordance with Article 116 of the Company's Articles of Association, Dr. Yap Allan and Ms. Chau Mei Wah, Rosanna retire at the forthcoming annual general meeting by rotation. In addition, in accordance with Article 99 of the Company's Articles of Associations, Ms. Chan Ling, Eva who was appointed during the period from the last annual general meeting to the date of this report, retires at the forthcoming Annual General Meeting. All retiring directors, being eligible, offer themselves for re-election.

The directors proposed for re-election at the forthcoming Annual General Meeting do not have any service contract which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

The term of office of each non-executive director is the period up to the retirement by rotation in accordance with the Company's Articles of Association.

BRIEF DETAILS IN RESPECT OF DIRECTORS AND SENIOR MANAGEMENT STAFF

Directors

Dr. Chan Kwok Keung, Charles, aged 48, is the chairman and chief executive officer of the Company. Dr. Chan holds an honorary degree of Doctor of Laws and a bachelor's degree in civil engineering and has over 23 years of international corporate management experience in the construction and property sectors as well as in strategic investments. He is also the chairman of ITC Corporation Limited ("ITC"), Paul Y. - ITC, Hanny Holdings Limited ("Hanny") and Dong Fang Gas, companies whose shares are listed on The Hong Kong Stock Exchange and China Enterprises. Dr. Chan is also an executive director of Ananda Wing On and a non-executive director of Downer EDI Limited ("Downer"), a company whose shares are listed on the Australian Stock Exchange and the New Zealand Stock Exchange.

Dr. Yap, Allan, aged 47, is the vice chairman of the Company. He obtained the honorary degree of Doctor of Laws and has over 21 years of experience in finance, investment and banking. Dr. Yap is the managing director of Hanny and the vice chairman of China Enterprises and Dong Fang Gas and an executive director of Ananda Wing On. Dr. Yap is also the chairman and chief executive officer of Burcon NutraScience Corporation ("Burcon"), a public listed company in Canada, a director of Provisions Suppliers Corporation Limited ("Provisions Suppliers"), a public listed company in Singapore and a director of Ding Ing Technology Co., Ltd. ("Ding Ing"), a public listed company in Taiwan.

Mr. Li Wa Kin aged 47, is the deputy managing director of the Company. He is also a President of Greater China Division of the Company. Mr. Li has more than 22 years of experience in international trade, investment and management. He is very familiar with PRC investment environment and legal system. Mr. Li joined the Company in 1998.

Ms. Chau Mei Wah, Rosanna, aged 48, is an executive director of the Company. She has over 23 years of experience in international corporate management and finance. Ms. Chau holds a bachelor's degree and a master's degree in commerce and is a member of the Hong Kong Society of Accountants, the CPA Australia and the Certified General Accountants' Association of Canada. She is the managing director of ITC and an executive director of Star East Holdings Limited ("Star East"), Paul Y. - ITC and Rosedale Hotel, companies whose shares are listed on the Hong Kong Stock Exchange, and a director of Burcon. Ms. Chan joined the Company in 2000.

Ms. Chan Ling, Eva, aged 37, joined the Company in 1996 and was appointed as an executive director of the Company in July 2002. Ms. Chan has 15 years of experience in auditing, accounting and finance in both international accounting firms and listed companies. She is a member of the Institute of Chartered Accountants in Australia, a fellow member of the Association of Chartered Certified Accountants and also a certified public accountant in Hong Kong. Ms. Chan is also the group financial controller of Ananda Wing On.

BRIEF DETAILS IN RESPECT OF DIRECTORS AND SENIOR MANAGEMENT STAFF *(continued)*

Directors *(continued)*

Mr. David Edwin Bussmann, aged 49, was appointed as an independent non-executive director of the Company in February 2000. Mr. Bussmann has more than 20 years of experience in the investment and finance field, and is very familiar with investment issues related to China, as well as sectors such as technology, real estate, and direct investment. He previously worked at Salomon Brothers, Citibank, Bank of America and Prudential Asia.

Ms. Choy Hok Man, Constance, aged 42, was appointed as an independent non-executive director of the Company in April 2001. She holds directorship in a number of listed companies in Hong Kong. Ms. Choy is a practising solicitor in Hong Kong and England and is a partner of Sidley & Austin Brown & Wood, an international law firm.

Mr. Chan Kwok Hung, aged 44, is an alternate director of the Company. He holds a diploma in arts and has over 18 years of experience in trading business in China. Mr. Chan is the chairman of Rosedale Hotel, an executive director of ITC, Hanny and Dong Fang Gas. He is the younger brother of Dr. Chan Kwok Keung, Charles, the chairman and chief executive officer of the Company. Mr. Chan joined the Company in 2000.

Mr. Lau Ko Yuen, aged 51, is an alternate director of the Company. He has over 30 years of international corporate management experience in the construction industry. Mr. Lau is the chairman of Downer, the deputy chairman of ITC and Paul Y. - ITC and a director of New World CyberBase Limited, a company whose shares are listed on the Hong Kong Stock Exchange. Mr. Lau joined the Company in 2000.

Mr. Lui Siu Tsuen, Richard, aged 46, is an alternate director of the Company. He is a qualified accountant and worked for an international accounting firm for over 12 years and has previously held senior financial positions in both private and public listed companies. Mr. Lui is the deputy managing director of Hanny. He is also an executive director of Ananda Wing On, a director of Provisions Suppliers and Ding Ing. Mr. Lui joined the Company in 2000.

Senior Management

Mr. Chu Chin Lin, Simon, aged 37, is a Vice President - Greater China. He studied China Europe International Business School MBA M. Engineer of S.J.S.M.I.T. at Taiwan and Marketing at Kingston College in Vancouver, Canada. He has over 11 year of experience in China. ISO system management and logistic management. He is responsible for the management, business development and special project in China.

Ms. Law, Dorothy, aged 33, is a director of China Enterprises. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a Barrister and Solicitor licensed to practice law in British Columbia and has also been admitted as a Solicitor of the High Court of Hong Kong. Ms. Law is also a director of Burcon and corporate counsel of Hanny.

BRIEF DETAILS IN RESPECT OF DIRECTORS AND SENIOR MANAGEMENT STAFF *(continued)*

Senior Management *(continued)*

Ms. Cheung Sze Man, Sharen, aged 32, joined the Group as a Financial Controller in September 2002. She holds a Bachelor of Commerce degree and Bachelor of Arts degree from the University of Auckland in New Zealand, and is a member of both the Hong Kong Society of Accountants and CPA Australia. Prior to joining the Group, Ms. Cheung has worked in Hong Kong and overseas, and has accumulated diversified experience in audit and financial management in both private and public companies.

DIRECTOR'S INTERESTS IN SHARES AND WARRANTS

As at 31st December, 2002, the interests of the directors in the share capital of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") which have been notified to the Company and the Hong Kong Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 or Part I of the Schedule to the SDI Ordinance), or which are required pursuant to section 29 of the SDI Ordinance to be entered in the register, or pursuant to the Model Code ("Model Code") for Securities Transactions by Directors of Listed Companies in the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange ("Listing Rules") referred to therein are as follows:

The Company

	Number of shares *(Note 1)*			
Name of director	Personal interests	Family interests	Corporate interests	Amount of warrants
Chan Kwok Keung, Charles *(Note 2)*	–	–	120,660,000	HK$3,861,120

Notes:

1. Share(s) of HK$0.10 each in the capital of the Company.

2. Dr. Chan Kwok Keung, Charles is deemed to be interested in 120,660,000 shares and warrants in an aggregate amount of HK$3,861,120 of the Company held by Calisan Developments Limited ("Calisan") by virtue of his interest in Chinaview International Limited ("Chinaview"), details of which are disclosed under the heading "Substantial Shareholders".

Save as disclosed above as at 31st December, 2002, none of the Company's directors or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations, within the meaning of the SDI Ordinance or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Particulars of the Company's share option schemes are set out in note 30 to the financial statements.

The Company

The following table disclosed movement in the Company's share options held by a director during the year:

					Number of shares under option			
Name of director	Date of grant	Exercisable period	Exercise price HK$	*Notes*	Outstanding at 1.1.2002	Surrendered/ lapsed during the year	Adjustment	Outstanding at 31.12.2002
Chan Ling, Eva*	21.07.1997	21.07.1998 to 20.07.2002	6.060	*(i)*	9,750	(9,750)	-	-
	12.01.2000	18.01.2000 to 17.01.2005	3.440	*(ii)*	50,000	-	(50,000)	-
			3.145		-	-	75,000	75,000
					59,750	(9,750)	25,000	75,000

As at the date of the directors' report, the total number of shares available for issue under the Company's share option scheme is 510,000 shares, representing 0.06% of the shares of the Company in issue at the date of this report.

* *Chan Ling, Eva was appointed as a director on 22nd July, 2002.*

Notes:

(i) As the options lapsed before the Rights Issue become effective, no adjustments were required to be made to the exercise price and number of options granted.

(ii) Following the Rights Issue, the exercise prices of the share options were adjusted to HK$3.145 from its initial exercise price of HK$3.440. The number of share options were also adjusted as a result of the Rights Issue.

China Enterprises

Details of the share option scheme of China Enterprises are set out in note 30 to the financial statements.

SUBSTANTIAL SHAREHOLDERS

As at 31st December, 2002, the following persons were recorded in the register kept by the Company under section 16 of the SDI Ordinance for the purposes of sections 3 to 7 of the SDI Ordinance as being interested in shares representing 10% or more of the issued share capital of the Company:

Name	*Note*	Number of shares	Approximate shareholding percentage
Calisan	*1*	120,660,000	14.5%
Great Decision Limited	*1*	120,660,000	14.5%
Paul Y. – ITC Investments Group Limited	*1*	120,660,000	14.5%
Paul Y. – ITC Construction Holdings (B.V.I.) Limited	*1*	120,660,000	14.5%
Paul Y. – ITC	*1*	120,660,000	14.5%
Hollyfield Group Limited	*1*	120,660,000	14.5%
ITC Investment Holdings Limited ("ITC Investment")	*1*	120,660,000	14.5%
ITC	*1*	120,660,000	14.5%
Galaxyway Investments Limited	*1*	120,660,000	14.5%
Chinaview	*1*	120,660,000	14.5%
Dr. Chan Kwok Keung, Charles	*1*	120,660,000	14.5%
Well Orient Limited	*2*	120,660,000	14.5%
Powervote Technology Limited	*2*	120,660,000	14.5%
Hanny Magnetics (B.V.I.) Limited	*2*	120,660,000	14.5%
Hanny	*2*	120,660,000	14.5%

Note:

1. Dr. Chan Kwok Keung, Charles owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns more than one-third of the entire issued ordinary share capital of ITC. ITC owns the entire interest of ITC Investment which owns the entire interest of Hollyfield Group Limited ("Hollyfield"). Hollyfield owns more than one-third of the entire issued share capital of Paul Y. – ITC. Paul Y. – ITC owns the entire interest of Paul Y. – ITC Construction Holdings (B.V.I.) Limited ("PYBVI") which in turn owns the entire interest in Paul Y. – ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest in Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan. Accordingly, GDL, PYITCIG, PYBVI, Paul Y. – ITC, Hollyfield, ITC Investment, ITC, Galaxyway, Chinaview and Dr. Chan Kwok Keung, Charles were deemed to be interested in 120,660,000 shares in the Company which were held by Calisan.

2. Well Orient Limited ("WOL") is wholly-owned by Powervote Technology Limited ("PTL") which is in turn owned by Hanny Magnetics (B.V.I.) Limited ("Hanny Magnetics"). Hanny Magnetics is wholly-owned by Hanny. PTL, Hanny Magnetics, Hanny were deemed to be interested in 120,660,000 shares in the Company which were held by WOL.

SUBSTANTIAL SHAREHOLDERS *(continued)*

Save as disclosed herein and so far as was known to any director of the Company, there was no person who was, directly or indirectly, interested in 10 percent or more of the issued share capital of the Company as at 31st December, 2002.

CONNECTED TRANSACTIONS

1. On 30th January, 2001, the Company through its wholly-owned subsidiary, Happy Access Limited, provided a loan of HK$120,000,000 to Rosedale Hotel for its working capital. The loan was unsecured, bore interest at prevailing market rate and was repayable within two years from the date of drawdown of the loan. During the period from 1st January, 2002 to the date Rosedale Hotel became an associate of the Group, interest expenses of approximately HK$4,565,000 were incurred by Rosedale Hotel. Up to the date of this report, total repayment of principal amount of HK$57,461,000 was made by Rosedale Hotel Group.

2. On 28th February, 2001, Ming Hung (Holdings) Limited, a wholly-owned subsidiary of Rosedale Hotel, entered into tenancy agreement with Cycle Company Limited and Gunnell Properties Limited (the "Landlords") in respect of the lease of premises located at 27/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong for a term of two years commencing from 1st March, 2001 to 28th February, 2003 both days inclusive at a monthly payment of HK$193,558.

   As the Landlords are wholly-owned subsidiaries of Paul Y. - ITC, the transaction constitutes a connected transaction of the Company under the Listing Rules.

3. On 17th May, 2001, the Company through its wholly-owned subsidiary, Winning Effort Limited, provided a loan of RMB4,800,000 to Rosedale Hotel for its working capital. The loan was unsecured, bore interest at 6% per annum and was repayable within two years from the date of the drawdown of the loan. Interest expenses of approximately HK$249,000 were incurred by Rosedale Hotel during the period from 1st January, 2002 to the date Rosedale Hotel became an associate of the Group.

4. On 9th July, 2002, the Company and Paul Y. Project Management International Limited ("Paul Y. Project") entered into an agreement in which the Company agreed to appoint Paul Y. Project as the project manager to provide project management services for the development of The Liqiao Industrial Park at Shunyi District, Beijing, the PRC, within 5 years from the date of the agreement. The remuneration charged by Paul Y. Project is based on the basic salary of Paul Y. Project's team employed on the project plus 100% mark up but should not exceed HK$9 million. The direct expenses for the provision of project management services shall be reimbursed to Paul Y. Project at cost basis. During the year, the amount of project management fee of approximately HK$1.9 million was charged by Paul Y. Project.

CONNECTED TRANSACTIONS *(continued)*

As Paul Y. Project is a wholly-owned subsidiary of Paul Y. - ITC, a substantial shareholder of the Company, the transaction constitutes a connected transaction for the Company under the Listing Rules.

5. On 22nd July, 2002, Rosedale Hotel entered into a conditional sale and purchase agreement with Paul Y. - ITC to acquire from Paul Y. - ITC the entire issued share capital of and the shareholder's loan of approximately HK$482.5 million, to Rosedale Hotel Group Limited (a company incorporated in British Virgin Islands), which indirectly owns Best Western Rosedale on the Park, for a cash consideration of HK$250 million. As Paul Y. - ITC is a substantial shareholder of the Company, the transaction constituted a connected transaction under the Listing Rules. The transaction was completed on 2nd December, 2002.

6. During the year, Multi-Million Assets Limited ("Multi-Million") and Allied Glory Investment Limited ("Allied Glory"), wholly owned subsidiaries of Rosedale Hotel, appointed Rosedale Hotel Management International Limited ("Rosedale International") to represent Allied Glory to manage Rosedale Hotel & Suites■Guangzhou (the "Hotel") for a term of 10 years from May 2002. During the period from 1st January, 2002 to the date Rosedale Hotel became an associate of the Group the management fees paid by Multi-Million to Rosedale International was HK$730,187.

   As Rosedale International is the subsidiary of Paul Y. - ITC, the transaction constitutes ongoing connected transactions for the Company under the Listing Rules.

   The independent non-executive directors have reviewed such ongoing connected transactions and confirm that they were:

   a. entered into in the ordinary course of business of Multi-Million, Allied Glory, Rosedale Hotel and Rosedale International;

   b. entered into on normal commercial terms;

   c. fair and reasonable so far as the shareholders of the Company are concerned; and

   d. the aggregate amount of the management fees charged by Rosedale International during the year did not exceed the amount of 3% of the net tangible assets of the Group for the year ended 31st December, 2002.

CONNECTED TRANSACTIONS *(continued)*

7. In January 2003, China Enterprises entered into a conditional sales and purchase agreement with a connected person of the Company, Ningxia Yinchuan Rubber Manufacturing, by virtue of its being a substantial shareholder of Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd. ("Yinchuan C.S.I."), to sell its entire 51% interest in Yinchuan C.S.I. for a consideration of RMB35,000,000 (equivalent to approximately HK$33 million).

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year, except that the Independent non-executive Directors of the Company are not appointed for specific terms as they are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Articles of Association.

POST BALANCE SHEET EVENT

Details of the significant post balance sheet events are set out in note 44 to the financial statements.

AUDITORS

A resolution will be submitted to the Annual General Meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Dr. Chan Kwok Keung, Charles
Chairman
Hong Kong

23rd April, 2003

德勤 • 關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE SHAREHOLDERS OF CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 26 to 86 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31st December, 2002 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

23rd April, 2003

	NOTES	2002 HK$'000	2001 HK$'000
Turnover	4	**3,601,735**	3,234,404
Cost of sales		**(3,052,768)**	(2,971,785)
Gross profit		**548,967**	262,619
Other operating income	6	**232,887**	157,788
Distribution costs		**(248,218)**	(179,879)
Administrative expenses		**(221,624)**	(242,694)
Other expenses	7	**(760,544)**	(899,522)
Loss from operations	8	**(448,532)**	(901,688)
Finance costs	10	**(109,460)**	(81,462)
Share of results of associates		**(137,574)**	(17,997)
Loss before taxation		**(695,566)**	(1,001,147)
Taxation	11	**(18,041)**	(5,982)
Loss before minority interests		**(713,607)**	(1,007,129)
Minority interests		**236,500**	408,399
Net loss for the year		**(477,107)**	(598,730)
Loss per share			
Basic	12	**HK$(0.77)**	HK$(1.28)

	NOTES	2002 HK$'000	2001 HK$'000
Non-Current Assets			
Investment properties	13	-	49,341
Property, plant and equipment	14	**746,778**	2,452,199
Properties under/held for development	15	-	137,000
Payment for acquisition of land development rights	16	**14,687**	2,727
Goodwill	17	**30,953**	32,708
Interests in associates	19	**681,328**	176,268
Receivables – due after one year	20	**22,586**	302,439
Investments in securities	21	**410,685**	473,408
Loans to minority shareholders	22	-	26,765
		1,907,017	3,652,855
Current Assets			
Properties held for sale	23	-	32,881
Inventories	24	**827,744**	790,288
Trade debtors	25	**533,959**	481,024
Receivables – due within one year	20	**680,659**	107,195
Receivables due from associates	19	**60,535**	13,517
Other receivables, deposits and prepayments		**253,069**	298,722
Advances to contractors		-	9,439
Income and other tax recoverable		-	208
Investments in securities	21	**37,363**	40,000
Pledged bank deposits		**24,839**	83,520
Bank balances and cash		**425,397**	744,927
		2,843,565	2,601,721
Current Liabilities			
Creditors, other payables and accrued charges	26	**892,164**	995,706
Payables due to related companies – due within one year	27	**46,155**	36,492
Payables due to associates	19	**189**	9,625
Income and other tax payable		**52,694**	32,871
Bank loans and other borrowings – due within one year	33	**996,861**	922,272
		1,988,063	1,996,966
Net Current Assets		**855,502**	604,755
		2,762,519	4,257,610

	NOTES	2002 HK$'000	2001 HK$'000
Capital and Reserves			
Share capital	28	**82,947**	46,098
Reserves		**1,644,199**	2,174,692
		1,727,146	2,220,790
Minority Interests		**722,395**	1,323,582
Non-Current Liabilities			
Bank loans and other borrowings – due after one year	33	**86,949**	593,121
Payables due to related companies – due after one year	27	**226,029**	–
Deposits received	34	**–**	76,638
Loans from minority shareholders	22	**–**	43,479
		312,978	713,238
		2,762,519	4,257,610

The financial statements on pages 26 to 86 were approved and authorised for issue by the Board of Directors on 23rd April, 2003 and are signed on its behalf by:

Dr. Chan Kwok Keung, Charles
Chairman

Dr. Yap, Allan
Vice Chairman

	NOTES	2002 HK$'000	2001 HK$'000
Non-Current Assets			
Property, plant and equipment	14	**7,830**	8,722
Payment for acquisition of land development rights	16	**14,687**	2,727
Investments in subsidiaries	18	**319,966**	329,186
Receivables due from subsidiaries	18	**1,741,781**	1,515,455
Investments in associates	19	**2**	2
Receivables – due after one year	20	**22,586**	25,246
Investments in securities	21	**10,717**	19,517
		2,117,569	1,900,855
Current Assets			
Receivables due from associates	19	**14**	473
Receivables – due within one year	20	**59,943**	16,239
Other receivables, deposits and prepayments		**8,354**	2,687
Bank balances and cash		**54,172**	106,491
		122,483	125,890
Current Liabilities			
Creditors, other payables and accrued charges		**53,671**	2,674
Payables due to related companies – due within one year	27	**2,115**	1,073
Payables due to associates	19	**187**	–
Bank loans and other borrowings – due within one year	33	**43,473**	20,011
		99,446	23,758
Net Current Assets		**23,037**	102,132
		2,140,606	2,002,987
Capital and Reserves			
Share capital	28	**82,947**	46,098
Reserves	31	**1,155,005**	1,246,936
		1,237,952	1,293,034
Non-Current Liabilities			
Bank loans and other borrowings – due after one year	33	**24**	35
Payables due to subsidiaries	18	**676,601**	709,918
Payables due to related companies – due after one year	27	**226,029**	–
		2,140,606	2,002,987

Dr. Chan Kwok Keung, Charles
Chairman

Dr. Yap, Allan
Vice Chairman

	Share capital	Share premium	Special capital reserve	Capital redemption reserve	Goodwill on consolidation	Exchange reserve	Other non-distributable reserves	Retained profits (deficit)	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January, 2001	460,979	1,876,729	-	233	202,694	4,878	34,403	269,938	2,849,854
Exchange adjustment	-	-	-	-	-	(7,277)	-	-	(7,277)
Share of net reserves movement of associates	-	-	-	-	-	(72)	-	-	(72)
Net loss not recognised in the consolidated income statement	-	-	-	-	-	(7,349)	-	-	(7,349)
Arising from capital reorganisation *(note 28)*	(414,881)	-	414,881	-	-	-	-	-	-
Impairment loss of goodwill of subsidiaries and associates	-	-	-	-	14,005	-	-	-	14,005
Realised on disposal/dilution of interest in subsidiaries	-	-	-	-	(25,262)	(650)	(11,078)	-	(36,990)
Appropriated from retained profits	-	-	-	-	-	-	12,068	(12,068)	-
Net loss for the year	-	-	-	-	-	-	-	(598,730)	(598,730)
At 31st December, 2001	46,098	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,220,790
Exchange adjustment	-	-	-	-	-	(1,144)	-	-	(1,144)
Share of net reserves movement of associates	-	-	-	-	-	904	(278)	-	626
Net loss not recognised in the consolidated income statement	-	-	-	-	-	(240)	(278)	-	(518)
Issue of shares *(note 28)*	9,200	-	-	-	-	-	-	-	9,200
Issue of shares by way of rights issue *(note 28)*	27,649	-	-	-	-	-	-	-	27,649
Premium from issue of shares	-	23,024	-	-	-	-	-	-	23,024
Share issue expenses	-	(2,405)	-	-	-	-	-	-	(2,405)
Realised on disposal/dilution of interests in associates	-	-	-	-	3,544	(1,322)	86	-	2,308
Realised on disposal/dilution of interest in subsidiaries	-	-	-	-	(71,028)	(2,190)	(2,577)	-	(75,795)
Appropriated from retained profits	-	-	-	-	-	-	3,215	(3,215)	-
Net loss for the year	-	-	-	-	-	-	-	(477,107)	(477,107)
At 31st December, 2002	82,947	1,897,348	414,881	233	123,953	(6,873)	35,839	(821,182)	1,727,146
Attributable to:									
The Company and its subsidiaries	82,947	1,897,348	414,881	233	55,395	(6,454)	36,000	(656,920)	1,823,430
Associates	-	-	-	-	68,558	(419)	(161)	(164,262)	(96,284)
	82,947	1,897,348	414,881	233	123,953	(6,873)	35,839	(821,182)	1,727,146

The special capital reserve of the Group represents the amount arising from the Capital Reduction as described in note 28(a).

Included in goodwill on consolidation as at 31st December, 2002, HK$16,344,000 (2001: HK$16,344,000) represented goodwill arising on acquisition of subsidiaries. No goodwill arising on acquisition of associates (2001: HK$3,544,000) were included in goodwill on consolidation.

Included in goodwill on consolidation as at 31st December, 2002, HK$71,739,000 (2001: HK$211,325,000) represented negative goodwill arising from acquisition of subsidiaries. Included in goodwill on consolidation as at 31st December, 2002, HK$68,558,000 represented negative goodwill attributable to associates following the dilution of interest in Rosedale Hotel (2001: Nil).

The other non-distributable reserves of the Group include statutory reserves required to be appropriated from the profit after taxation of the Company's PRC subsidiaries under PRC laws and regulations. The amount of the appropriation is at the discretion of the PRC subsidiaries' board of directors.

	2002 *HK$'000*	2001 *HK$'000*
OPERATING ACTIVITIES		
Loss from operations	**(448,532)**	(901,688)
Adjustments for:		
Dividend income	**(3,732)**	(5,509)
Interest income	**(37,956)**	(71,725)
Depreciation of property, plant and equipment	**136,522**	140,743
Amortisation of intangible asset	**-**	4,934
Amortisation of goodwill	**1,634**	495
Unrealised holding loss on investments in securities	**232,636**	139,972
(Gain) loss on disposal of investments in securities	**(71,760)**	15,182
Allowance for bad and doubtful debts	**85,741**	74,582
Impairment loss of property, plant and equipment	**345,761**	529,041
Impairment loss of goodwill of subsidiaries and associates	**-**	14,005
Impairment loss of interest in an associate	**-**	3,587
Impairment loss of properties under/held for development	**-**	28,793
Impairment loss on properties held for sale	**1,185**	11,081
Impairment loss on investment properties	**9,069**	–
Deficit arising on the revaluation of investment properties	**-**	19,977
Allowances for inventories	**20,347**	10,012
Allowances for loan and interest receivables	**57,232**	50,413
(Gain) loss on disposal of property, plant and equipment	**(82)**	2,827
Gain on disposal/dilution of interests in subsidiaries	**(64,193)**	(63,047)
Gain on disposal/dilution of interest in associates	**(14,980)**	–
Loss on disposal of investment property	**2,000**	50
Operating cash flows before movements in working capital	**250,892**	3,725
Decrease in properties held for sale	**51,796**	70,300
Increase in inventories	**(103,859)**	(57,621)
Increase in trade debtors	**(95,961)**	(11,759)
Increase in other receivables, deposits and prepayments	**(54,138)**	(109,333)
Decrease in advance to contractors	**9,439**	–
Increase in creditors, other payables and accrued charges	**332,428**	198,178
Increase (decrease) in income and other tax payable	**5,112**	(7,614)
Net cash from operations	**395,709**	85,876
Interest paid	**(96,496)**	(121,235)
Dividends paid to minority shareholders of subsidiaries	**(4,285)**	(4,124)
Tax paid in other jurisdictions	**(2,869)**	(8,953)
Refund of tax received in other jurisdictions	**-**	6
NET CASH FROM (USED IN) OPERATING ACTIVITIES	**292,059**	(48,430)

	NOTES	**2002 HK$'000**	2001 HK$'000
INVESTING ACTIVITIES			
Repayment from receivables		**545,621**	389,990
Proceeds from disposal of investments in securities		**277,823**	400,960
Proceeds from disposal of property, plant and equipment		**77,670**	5,818
Decrease in pledged bank deposits		**58,681**	528,831
Interest received		**2,759**	71,725
Proceeds from disposal/dilution of interests in associates		**9,204**	–
Repayment from minority shareholders		**5,357**	1,309
Proceeds from disposal/dilution of subsidiaries (net of cash and cash equivalents disposed of)	35	**(38,484)**	283,806
Dividend received from investments in securities		**3,732**	5,509
Receivable advanced		**(1,226,081)**	(670,140)
Purchase of investments in securities		**(365,544)**	(282,802)
Investments in associates		**(347,189)**	(44,100)
Purchase of property, plant and equipment		**(327,081)**	(279,977)
Deposit paid for acquisition of a subsidiary		**(75,000)**	–
Advance to associates		**(47,018)**	(17,560)
Purchase of subsidiaries (net of cash and cash equivalents acquired)	36	**(511)**	(354,450)
Payment for acquisition of land development rights		**(11,960)**	(2,727)
Costs incurred for properties under/held for development		**(3,760)**	(8,392)
Proceeds from disposal of investment properties		**–**	14,450
Capital repatriation from an associate		**–**	9,366
NET CASH (USED IN) FROM INVESTING ACTIVITIES		**(1,461,781)**	51,616
FINANCING ACTIVITIES			
Advance from loan payables		**986,017**	–
New bank loans and other borrowings raised		**1,414,478**	1,183,688
Issue of convertible notes		**66,000**	–
Proceeds from issue of shares		**59,873**	–
Contribution from minority shareholders		**48,816**	42,602
Advance from deposits received		**10,795**	–
Repayment of bank loans and other borrowings		**(1,256,252)**	(1,393,529)
Repayment to loan payables		**(450,851)**	–
Repayment to minority shareholders		**(43,104)**	–
Repayment to related companies		**(7,027)**	(16,917)
Share issue expenses		**(2,405)**	–
Repayment to associates		**(71)**	–
Repayment of obligations under finance leases		**(13)**	(9)
Advance from related companies		**–**	53,409
Advance from associates		**–**	9,625
NET CASH FROM (USED IN) FINANCING ACTIVITIES		**826,256**	(121,131)
DECREASE IN CASH AND CASH EQUIVALENTS		**(343,466)**	(117,945)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		**744,927**	873,326
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		**474**	(10,454)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		**401,935**	744,927

	2002 HK$'000	2001 HK$'000
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Bank balances and cash	**425,397**	744,927
Bank overdrafts	**(23,462)**	–
	401,935	744,927

1. GENERAL

The Company is a public limited company incorporated in Hong Kong with its shares and warrants listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

The Company is an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 18 and 19.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

During the year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants, which has resulted in the adoption of the following new and revised accounting policies. The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Foreign Currencies

The revisions to SSAP 11 "Foreign Currency Translation" have eliminated the choice of translating the income statements of overseas subsidiaries/associates at the closing rate for the year, the policy previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Discontinuing Operations

SSAP 33 "Discontinuing Operations" is concerned with the presentation of financial information regarding discontinuing operations and replaces the requirements previously included in SSAP 2 "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Polices". Under SSAP 33, financial information relating to the discontinuing operation are disclosed separately from the point at which either a binding sale agreement is entered into or a detailed plan for the discontinuance is announced. The adoption of SSAP 33 has resulted in the identification of the Group's segment of toll highway operation, consumer goods, electronic products, heavy-industries, property investment and hotel operation as discontinuing operations in the current year, details of which are disclosed in note 5.

Employee Benefits

In the current year, the Group has adopted SSAP 34 "Employee Benefits", which introduces measurement rules for employee benefits, including retirement benefit plans. Because the Group's participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact on the financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the valuation of investment properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year.

The results of subsidiaries and associates which are acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition.

Goodwill arising on acquisition prior to 1st January, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition after 1st January, 2001 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill/goodwill previously eliminated against reserve is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisition prior to 1st January, 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on acquisition after 1st January, 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Negative goodwill *(continued)*

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Investments in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interest in associates is stated at the Group's share of the net assets of the associates less any identified impairment loss.

The results of the associates are accounted for by the Company on the basis of dividends received and receivable during the year. Investments in associates are included in the Company's balance sheet at cost as reduced by any identified impairment loss.

Recognition of revenue

Revenue of the Group for the year is recognised on the following bases:

Sales of goods is recognised when goods are delivered and title has passed to the customers.

Hotel revenue from rooms and other ancillary services are recognised when the services are rendered.

Sale of completed properties is recognised on the execution of a binding sale and purchase agreement.

Dividend income from investments in securities is recognised when the Group's rights to receive payment have been established.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Income from sale of newspaper is recognised when the newspapers are delivered.

Income from advertisement in newspaper is recognised when the relevant advertisement is published.

Rental income, including rental invoiced in advance from properties let under operating leases, is recognised on a straight-line basis over the period of the respective leases.

Impairment of assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as expenses immediately.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Impairment of assets *(continued)*

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at open market value based on professional valuation at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to the disposed property is transferred to the income statement.

No depreciation or amortisation is provided on investment properties except where the unexpired term, including the renewal period, of the relevant lease is twenty years or less.

Property, plant and equipment

Properties under construction and construction in progress

Properties under construction and construction in progress are stated at cost, which includes land cost and the related construction cost and borrowing costs capitalised in accordance with the Group's accounting policies, less accumulated impairment losses. No depreciation or amortisation is provided on properties under construction and construction in progress until the construction is completed and the properties and assets are ready for use.

Other property, plant and equipment

Property, plant and equipment, other than properties under construction and construction in progress, is stated at cost less depreciation and accumulated impairment losses.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Depreciation of toll highway is provided on the basis of a sinking fund calculation where annual depreciation charge compounded at rates of 4% per annum will equal the cost of the toll highway at the end of the joint venture period of the relevant company that holds the toll highway.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Property, plant and equipment *(continued)*

Other property, plant and equipment (continued)

Depreciation is provided to write off the other items of the property, plant and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the following rates per annum:

Leasehold land and land use rights	Over the term of the lease or land use rights
Buildings	2% or the term of the lease or land use rights, if shorter
Furniture and fixtures	10% – 25%
Machinery and equipment	10% – 20%
Motor vehicles	12.5% – 25%

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as assets owned by the Group.

Properties under/held for development

Properties under/held for development where no decision has yet been taken to re-sell or hold for long term purposes are stated at cost less accumulated impairment losses. No depreciation and amortisation is provided on properties under/held for development until the construction is completed and the properties are ready for their intended use.

Costs comprise land cost, construction costs, borrowing costs capitalised in accordance with the Group's accounting policy and other direct costs attributable to the properties under/held for development.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost comprises all costs of purchase. Net realisable value is calculated at the actual or estimated selling price less related costs of marketing and selling.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

3. **SIGNIFICANT ACCOUNTING POLICIES *(continued)***

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset, which are assets that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as expenses in the period in which they are incurred.

Leased assets

Leases are classified as finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the original principal at the inception of the respective leases, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting year.

All other leases are classified as operating leases and the rentals payables are charged to the income statement on a straight-line basis over the relevant lease term.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average cost method. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing selling and distribution.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in currencies other than Hong Kong dollars are re-translated at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are dealt with in net profit or loss for the year.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed.

Pension/Retirement benefit scheme

The pension costs/retirement benefit scheme contributions relating to the defined contribution scheme/ mandatory provident fund scheme charged to the income statement represents contributions payable to the schemes by the Group at rates specified in the rules of the schemes. The amount of contributions payable to previous schemes in jurisdictions other than Hong Kong are charged to the income statement.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

4. TURNOVER

	2002	2001
	HK$'000	*HK$'000*
Sales of goods, net of returns and sales taxes	**3,435,370**	2,986,793
Toll highway operation	**66,418**	–
Sales of properties	**51,231**	58,800
Hotel operation	**42,378**	50,518
Rental income	**6,338**	5,982
Publication of newspaper	**–**	132,311
	3,601,735	3,234,404

The Group carries out its activities primarily in the People's Republic of China ("PRC") including Hong Kong, details of the analysis of the Group's turnover and contribution to results from operations by principal business segment and geographical market are set out in note 5.

5. SEGMENTAL INFORMATION

Business segments

For management purposes, the Group is currently organised into the following divisions. These divisions are the basis on which the Group reports its primary segment information.

An analysis of the Group's turnover and contribution to operating results and segmental assets and liabilities by business segments is as follows:

	Discontinuing operations							*Continuing operations*						
	Toll highway operation HK$'000 (Note a)	Consumer goods HK$'000 (Note b)	Electronic products HK$'000 (Note b)	Property investment HK$'000 (Note c)	Hotel operation HK$'000 (Note c)	Heavy industry HK$'000 (Note d)	Sub-total HK$'000	Tires HK$'000	Pharm-aceutical products HK$'000	Investment in securities, and receivables HK$'000	Others HK$'000	Sub-total HK$'000	Elimination HK$'000	Consolidated HK$'000
For the year ended 31st December, 2002														
REVENUE														
External	66,418	-	-	57,953	42,378	131,891	298,640	3,063,693	264,786	71,760	94,055	3,494,294	-	3,792,934
Inter-segment	-	-	-	-	-	-	-	-	-	-	1,840	1,840	(1,840)	-
	66,418	-	-	57,953	42,378	131,891	298,640	3,063,693	264,786	71,760	95,895	3,496,134	(1,840)	3,792,934
RESULT														
Segment result	(45,968)	-	-	(14,352)	(300)	18,023	(42,597)	(73,789)	18,058	(284,532)	85,161	(255,102)	(984)	(298,683)
Unallocated corporate expenses														(191,537)
Finance costs														(109,460)
Interest income	-	391	-	-	270	-	661	17,772	92	19,431	-	37,295	-	37,956
Dividend income	-	1,369	-	-	-	-	1,369	-	-	2,363	-	2,363	-	3,732
Share of results of associates	-	-	-	-	(151)	-	(151)	(94,415)	-	(43,190)	182	(137,423)	-	(137,574)
Loss before taxation														(695,566)
Taxation														(18,041)
Loss before minority interests														(713,607)
Minority interests														236,500
Net loss for the year														(477,107)
Assets and liabilities at 31st December, 2002														
ASSETS														
Segment assets	-	-	-	-	-	-	-	2,064,209	114,115	1,151,287	729,692	4,059,303	-	4,059,303
Interests in associates	-	-	-	-	306,326	-	306,326	238,730	-	135,935	337	375,002	-	681,328
Unallocated total assets														9,951
Consolidated total assets														4,750,582
LIABILITIES														
Segment liabilities	-	-	-	-	-	-	-	(838,339)	(96,221)	-	(282,293)	(1,216,853)	-	(1,216,853)
Unallocated corporate liabilities														(1,084,188)
Consolidated total liabilities														(2,301,041)
Other information for the year ended 31st December, 2002														
Capital expenditure														
- Property, plant and equipment	1,240	-	-	7,830	9,691	3,191	21,952	272,142	40,204	-	13	312,359	-	334,311
- Properties under/held for development	-	-	-	3,760	-	-	3,760	-	-	-	-	-	-	3,760
Depreciation and amortisation	23,784	-	-	1,659	1,338	2,063	28,844	97,402	11,090	-	820	109,312	-	138,156
Impairment loss	70,467	-	-	10,254	-	-	80,721	275,294	-	-	-	275,294	-	356,015
Other non-cash expenses	-	-	-	-	-	-	-	37,795	-	358,161	-	395,956	-	395,956
Gain on disposal of investments in securities	-	-	-	-	-	-	-	-	-	71,760	-	71,760	-	71,760
Gain on disposal of property, plant and equipment	-	-	-	-	-	-	-	-	-	-	82	82	-	82
Loss on disposal of investment property	-	-	-	-	-	-	-	-	-	-	2,000	2,000	-	2,000

Inter-segment revenue are charged at terms determined and agreed between the group companies.

5. SEGMENTAL INFORMATION *(continued)*

Business segments *(continued)*

	Discontinuing operations								Continuing operations						
	Newspaper publication HK$'000 (Note e)	Toll highway operation HK$'000	Consumer goods HK$'000	Electronic products HK$'000	Property investment HK$'000	Hotel operation HK$'000	Heavy industry HK$'000	Sub-total HK$'000	Tires HK$'000	Pharm-aceutical products HK$'000	Investment in securities, and receivables HK$'000	Others HK$'000	Sub-total HK$'000	Elimination HK$'000	Consolidated HK$'000
For the year ended 31st December, 2001															
REVENUE															
External	132,311	-	189,706	24,310	65,455	50,518	115,036	577,336	2,599,622	62,071	-	75,929	2,737,622	-	3,314,958
Inter-segment	-	-	-	-	1,685	-	-	1,685	-	-	-	2,193	2,193	(3,878)	-
	132,311	-	189,706	24,310	67,140	50,518	115,036	579,021	2,599,622	62,071	-	78,122	2,739,815	(3,878)	3,314,958
RESULT															
Segment result	(31,663)	(360,272)	7,180	(6,998)	(138,553)	(18,125)	2,583	(545,848)	(128,124)	8,591	(206,741)	(2,782)	(329,056)		(874,904)
Unallocated corporate expenses															(104,018)
Finance costs															(81,462)
Interest income	-	-	150	53	-	2,899	83	3,185	9,515	36	58,989	-	68,540		71,725
Dividend income	-	-	-	-	-	-	-	-	-	-	5,414	95	5,509		5,509
Share of results of associates	(8,998)	-	-	-	-	-	-	(8,998)	-	(6,995)	-	(2,004)	(8,999)		(17,997)
Loss before taxation															(1,001,147)
Taxation															(5,982)
Loss before minority interests															(1,007,129)
Minority interests															408,399
Net loss for the year															(598,730)
Assets and liabilities at 31st December, 2001															
ASSETS															
Segment assets	-	841,836	111,669	20,933	602,285	208,102	124,177	1,909,002	2,704,852	185,625	1,037,962	96,889	4,025,328		5,934,330
Interests in associates	64,899	-	-	-	-	-	-	64,899	-	-	-	111,369	111,369		176,268
Unallocated total assets															143,978
Consolidated total assets															6,254,576
LIABILITIES															
Segment liabilities	-	(721,246)	(40,281)	(10,723)	(121,401)	(8,693)	(44,244)	(946,588)	(637,412)	(84,061)	-	(2,191)	(723,664)		(1,670,252)
Unallocated corporate liabilities															(1,039,952)
Consolidated total liabilities															(2,710,204)
Other information for the year ended 31st December, 2001															
Capital expenditure															
- Property, plant and equipment	41,383	273,565	11,167	34	21,508	-	4,191	351,848	118,195	114,393	-	1,000	233,588		585,436
- Properties under/held for development	-	-	-	-	8,392	-	-	8,392	-	-	-	-	-		8,392
- Investment properties	-	-	-	-	96,510	-	-	96,510	-	-	-	-	-		96,510
Depreciation and amortisation	18,165	-	7,594	337	1,792	-	4,346	32,734	110,796	1,079	-	1,563	113,438		146,172
Impairment loss	-	360,272	-	-	103,131	25,000	-	488,403	80,512	-	-	17,592	98,104		586,507
Other non-cash expenses	-	-	-	-	-	-	-	-	94,984	-	179,995	-	274,979		274,979
Loss on disposal of investment property	-	-	-	-	50	-	-	50	-	-	-	-	-		50
Loss on disposal of investments in securities	-	-	-	-	-	-	-	-	-	-	15,182	-	15,182		15,182
Loss on disposal of property, plant and equipment	-	-	-	-	-	-	-	-	-	-	-	2,827	2,827		2,827
Deficit arising on the revaluation on investment properties	-	-	-	-	19,977	-	-	19,977	-	-	-	-	-		19,977

Inter-segment revenue are charged at terms determined and agreed between the group companies.

5. SEGMENTAL INFORMATION *(continued)*

Business segments *(continued)*

Notes:

(a) In September 2002, Rosedale Hotel Group Limited ("Rosedale Hotel", formerly known as China Land Group Limited), a non-wholly owned subsidiary of the Group, entered into a memorandum of understanding to dispose of its interest in a subsidiary which was engaged in toll highway operation. Upon the completion of the disposal, the Group had no interest in toll highway operation and the business segment of toll highway operation was regarded as discontinuing operation during the year.

(b) In January 2002, the Group disposed of its interest in Ningbo Zhongce Taifeng Food Company Limited ("Taifeng Food") and Hangzhou Zhongce Electrics Co., Limited ("Hangzhou Electrics"). Taifeng Food was mainly engaged in manufacturing and trading of foods products while Hangzhou Electrics was engaged in manufacturing and trading of electronic products, representing the business segment of consumer goods and electronic products respectively.

Upon the completion of the disposal, the Group had no interest in Taifeng Food and Hangzhou Electrics and the business segments of consumer goods and electronic products were regarded as discontinuing operation during the year.

(c) In December 2002, the Group carried out an extensive group reorganisation which resulted in the dilution of the Group's interests in Rosedale Hotel from approximately 65.56% to approximately 32.20%. Rosedale Hotel is mainly engaged in the activities of hotel operation and property investment. Upon the completion of the group reorganisation, the business segment of hotel operation and property investment were regarded as discontinuing operation during the year.

(d) In August 2002, the Group disposed of its interest in China Tractors and Automobiles Manufacturing Limited ("China Tractors") and Yito (Ningbo) C.S.I. Tractor & Automobile Co., Ltd. ("Yito"). China Tractor and Yito were mainly engaged in the manufacturing and trading of tractors and automobile related products, representing the business segments of heavy industries.

Upon the completion of the disposal, the Group had no interest in China Tractors and Yito and the business segment of heavy industries were regarded as discontinuing operation during the year.

(e) In December 2001, the Group disposed of its interest in Actiwater Resources Limited, which is mainly engaged in newspaper publishing, to Leadership Publishing Group Limited ("Leadership Publishing", formerly known as Sing Pao Media Group Limited). Upon the completion of the disposal, the Group held approximately 27.97% interest in Leadership Publishing and the business segment of newspaper publishing was regarded as discontinuing operation in 2001.

5. SEGMENTAL INFORMATION *(continued)*

The aggregate carrying amounts of the assets and liabilities of the discontinuing operations at the date of discontinuance are as follows:

	2002						2001
	Toll highway operation	**Consumer goods**	**Electronic products**	**Property investment and hotel operation**	**Heavy industry**	**Total**	**Newspaper publication**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Total assets	**728,010**	**138,620**	**27,821**	**908,670**	**191,405**	**1,994,526**	204,996
Total liabilities	**(649,650)**	**(46,425)**	**(14,405)**	**(264,749)**	**(145,319)**	**(1,120,548)**	(248,919)
Operating cash in(out)flow	**44,561**	**-**	**(4,782)**	**80,877**	**8,606**	**129,262**	54,774
Cash outflow in respect of investing activities	**(3,867)**	**-**	**-**	**(48,025)**	**-**	**(51,892)**	(29,515)
Cash in(out)flow in respect of financing activities	**(36,442)**	**-**	**-**	**65,068**	**(8,015)**	**20,611**	66,972
Net operating cash in(out)flow	**4,252**	**-**	**(4,782)**	**97,920**	**591**	**97,981**	92,231

Geographical segments

The following provides an analysis of the Group's turnover by geographic market, irrespective of the origin of the goods/services:

	Turnover	
	2002	2001
	HK$'000	*HK$'000*
PRC, other than Hong Kong	**2,624,238**	2,346,119
Hong Kong	**246,372**	228,058
Overseas	**731,125**	660,227
	3,601,735	3,234,404

5. SEGMENTAL INFORMATION *(continued)*

The following is an analysis of the carrying amount of segment assets and capital additions analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital additions For the year ended	
	At 31st December,		31st December,	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
PRC, other than Hong Kong	**2,433,551**	4,799,836	**279,093**	676,251
Hong Kong	**2,297,828**	1,052,700	**58,978**	14,087
Overseas	**19,203**	402,040	**-**	–
	4,750,582	6,254,576	**338,071**	690,338

6. OTHER OPERATING INCOME

	2002	2001
	HK$'000	*HK$'000*
Gain on disposal/dilution of interests in subsidiaries	**64,193**	63,047
Gain on disposal/dilution of interests in associates	**14,980**	–
Interest income	**37,956**	71,725
Gain on disposal of investments in securities	**71,760**	–
Dividend income from listed investments	**3,732**	5,509
Gain on disposal of property, plant and equipment	**82**	–
Net exchange gain	**8,700**	946
Sale of scrap materials	**18,052**	–
Others	**13,432**	16,561
	232,887	157,788

7. OTHER EXPENSES

	2002 HK$'000	2001 HK$'000
Impairment loss on:		
Property, plant and equipment		
– toll highway	**70,467**	360,272
– properties under construction	**–**	63,257
– construction in progress	**45,354**	61,493
– leasehold properties	**64,404**	–
– hotel property	**–**	25,000
– machinery and equipment	**164,304**	17,863
– motor vehicles	**1,232**	1,156
	345,761	529,041
Properties held for sale	**1,185**	11,081
Investment properties	**9,069**	–
Properties under/held for development	**–**	28,793
Goodwill of subsidiaries and associates	**–**	14,005
Interest in an associate	**–**	3,587
Deficit arising on the revaluation of investment properties	**–**	19,977
Allowances for inventories	**20,347**	10,012
Unrealised holding loss on investments in securities	**232,636**	139,972
Allowances for bad and doubtful debts	**85,741**	74,582
Allowances for loan and interest receivables	**57,232**	50,413
Loss on disposal of investment property	**2,000**	50
Loss on disposal of investments in securities	**–**	15,182
Loss on disposal of property, plant and equipment	**–**	2,827
Others	**6,573**	–
	760,544	899,522

8. LOSS FROM OPERATIONS

	2002	2001
	HK$'000	*HK$'000*
Loss from operations has been arrived at after charging:		
Staff costs		
– directors remuneration *(note 9(a))*	**3,205**	2,696
– other staff costs *(note 9(b))*	**318,041**	302,566
– retirement benefits scheme contributions, excluding directors	**24,679**	37,050
Total staff costs	**345,925**	342,312
Less: amount capitalised in toll highway, properties under/ held for development and properties under construction	**–**	(6,565)
	345,925	335,747
Auditors' remuneration		
Current year	**7,846**	6,521
Overprovision in prior year	**(380)**	(2,135)
Depreciation and amortisation of property, plant and equipment:		
– owned assets	**136,496**	140,967
– assets under finance lease	**26**	7
Less: amount capitalised in toll highway	**–**	(231)
	136,522	140,743
Amortisation of intangible asset included in administrative expenses	**–**	4,934
Amortisation of goodwill included in administrative expenses	**1,634**	495
and after crediting:		
Net rental income in respect of premises after outgoings of HK$1,111,000 (2001: HK$28,000)	**12,272**	11,886

9. DIRECTORS' AND EMPLOYEE REMUNERATION

(a) DIRECTORS' REMUNERATION

	2002	2001
	HK$'000	*HK$'000*
Fees		
– Executive directors	**–**	–
– Non-executive directors	**–**	295
– Independent non-executive directors	**178**	216
	178	511
Other emoluments		
– Executive directors		
Salaries and other benefits	**2,999**	2,165
Retirement benefits contributions	**28**	20
	3,027	2,185
	3,205	2,696

The number of directors whose remuneration falls within the bands set out below is as follows:

HK$	**2002 Number of directors**	2001 Number of directors
Nil to 1,000,000	**10**	12
1,000,001 to 1,500,000	**2**	1

During the year, no emoluments were paid by the Group to any director as an inducement to join or upon joining the Group or as compensation for loss of office.

(b) EMPLOYEES' REMUNERATION

The five highest paid individuals in the Group included three (2001: two) directors of the Company, details of whose remuneration are set out above. The aggregate remuneration of the remaining highest paid individuals, who are employees of the Group, is as follows:

	2002	2001
	HK$'000	*HK$'000*
Remuneration, salaries and other benefits	**1,680**	3,595

9. DIRECTORS' AND EMPLOYEE REMUNERATION *(continued)*

(b) EMPLOYEES' REMUNERATION *(continued)*

HK$	**2002 Number of employees**	2001 Number of employees
Nil to 1,000,000	**1**	1
1,000,001 to 1,500,000	**1**	2

10. FINANCE COSTS

	2002 *HK$'000*	2001 *HK$'000*
Interest on borrowings wholly repayable within five years:		
Bank borrowings	**60,034**	81,423
Other borrowings	**17,257**	198
Obligations under finance leases	**10**	9
	77,301	81,630
Interest on bank borrowings not wholly repayable within five years	**36,443**	39,605
	113,744	121,235
Less: Amount capitalised in construction in progress/toll highway	**(4,284)**	(39,773)
	109,460	81,462

Borrowing costs capitalised during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate of 5.87% to expenditure on qualifying assets.

11. TAXATION

	2002 *HK$'000*	2001 *HK$'000*
The charge (credit) comprises:		
Taxation in other jurisdictions	**18,041**	12,982
Overprovision in prior years	**–**	(7,000)
Taxation attributable to the Company and its subsidiaries	**18,041**	5,982

No provision for Hong Kong Profits Tax has been made in the financial statements as the Company and its subsidiaries had no assessable profit in either year.

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. The Company and certain of its subsidiaries incurred losses and hence are not subject to taxation.

Details of deferred taxation are set out in note 32.

12. LOSS PER SHARE

The calculation of the basic loss per share is based on the net loss for the year of HK$477,107,000 (2001: HK$598,730,000) and on the adjusted weighted average of 620,259,682 (2001: adjusted 468,933,386) ordinary shares in issue during the year, after adjustment for the effect of the rights issue as set out in note 28.

No disclosure of the diluted loss per share has been shown for the year ended 31st December, 2002 and 2001 as the exercise of the share options and warrants would result in a decrease in loss per share.

13. INVESTMENT PROPERTIES

	The Group	
	2002	2001
	HK$'000	*HK$'000*
VALUATION		
At 1st January	**49,341**	71,818
Acquired on acquisition of subsidiaries	**–**	96,510
Eliminated on disposal of subsidiaries	**(28,272)**	(84,510)
Disposal	**(12,000)**	(14,500)
Impairment loss	**(9,069)**	–
Deficit arising on revaluation	**–**	(19,977)
At 31st December	**–**	49,341

During the year, the Group identified impairment loss of HK$9,069,000 on investment properties located in PRC with reference to the selling prices and has been charged to the consolidated income statement.

The carrying value of the investment properties comprises:

	The Group	
	2002	2001
	HK$'000	*HK$'000*
Properties held under medium-term leases in Hong Kong	**–**	12,000
Properties held under medium-term land use right in the PRC	**–**	37,341
	–	49,341

The investment properties were held for rental under operating leases.

14. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Furniture and fixtures	Machinery and equipment	Motor vehicles	Properties under construction	Toll highway	Construction in progress	Hotel property	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE GROUP									
COST									
At 1st January, 2002	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	225,000	3,609,959
Currency realignment	(176)	-	(479)	(14)	-	-	(16)	-	(685)
Acquired on acquisition of subsidiaries	-	-	219	-	-	-	-	-	219
Reclassification	146	(146)	-	-	-	-	-	-	-
Additions	6,727	32,117	56,778	4,805	7,760	-	225,905	-	334,092
Transfer	17,262	32,643	126,449	-	-	-	(176,354)	-	-
Disposals	(12,862)	(20,500)	(93,256)	(2,809)	-	-	-	-	(129,427)
Disposal of subsidiaries	(121,950)	(11,356)	(195,349)	(9,245)	(411,849)	(1,170,838)	(82,582)	(225,000)	(2,228,169)
At 31st December, 2002	**345,297**	**59,743**	**1,028,341**	**33,675**	**-**	**-**	**118,933**	**-**	**1,585,989**
DEPRECIATION AND AMORTISATION									
At 1st January, 2002	124,017	11,485	484,962	27,274	63,257	360,272	61,493	25,000	1,157,760
Currency realignment	(53)	(1)	(204)	(8)	-	-	-	-	(266)
Reclassification	191	(191)	-	-	-	-	-	-	-
Provided for the year	20,214	10,802	78,802	3,365	-	23,339	-	-	136,522
Impairment loss recognised	64,404	-	164,304	1,232	-	70,467	45,354	-	345,761
Eliminated on disposals	(8,986)	(16,231)	(24,353)	(2,269)	-	-	-	-	(51,839)
Eliminated on disposal of subsidiaries	(30,450)	(1,812)	(104,735)	(7,902)	(63,257)	(454,078)	(61,493)	(25,000)	(748,727)
At 31st December, 2002	**169,337**	**4,052**	**598,776**	**21,692**	**-**	**-**	**45,354**	**-**	**839,211**
NET BOOK VALUES									
At 31st December, 2002	**175,960**	**55,691**	**429,565**	**11,983**	**-**	**-**	**73,579**	**-**	**746,778**
At 31st December, 2001	332,133	15,500	649,017	13,664	340,832	810,566	90,487	200,000	2,452,199

(a) At 31st December, 2001, included in the net book value of toll highway is interest capitalised of HK$77,719,000.

(b) As explained in note 5(a), the Group reviewed the carrying amount of toll highway with reference to the selling price for the disposal of toll highway. An impairment loss of approximately HK$70,467,000 has been identified which has been recognised in the consolidated income statement during the year.

14. PROPERTY, PLANT AND EQUIPMENT *(continued)*

(c) In addition, due to recurring losses suffered by a tire factory subsidiary in the PRC, the Group reviewed the carrying amount of machinery and equipment with reference to the estimated value determined under the discounted cash flow method, an impairment loss of approximately HK$164,304,000 was identified which has been recognised in the consolidated income statement during the year.

(d) The Group also reviewed the carrying amount of land and buildings, motor vehicles and construction in progress held by certain subsidiaries with reference to the estimated net selling prices. An impairment loss of approximately HK$110,990,000 was identified which has been recognised in the consolidated income statement during the year.

	Land and buildings *HK$'000*	Furniture and fixtures *HK$'000*	Machinery and equipment *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000*
THE COMPANY					
COST					
At 1st January, 2002	6,824	1,660	1,643	541	10,668
Additions	–	–	12	–	12
Disposals	–	(172)	(339)	–	(511)
At 31st December, 2002	**6,824**	**1,488**	**1,316**	**541**	**10,169**
DEPRECIATION					
At 1st January, 2002	361	371	1,146	68	1,946
Provided for the year	171	313	194	134	812
Eliminated on disposals	–	(81)	(338)	–	(419)
At 31st December, 2002	**532**	**603**	**1,002**	**202**	**2,339**
NET BOOK VALUES					
At 31st December, 2002	**6,292**	**885**	**314**	**339**	**7,830**
At 31st December, 2001	6,463	1,289	497	473	8,722

At the balance sheet dates, the land and buildings of the Group and the Company are held under medium-term land use rights in the PRC, other than Hong Kong.

The net book value of motor vehicles as at 31st December, 2002 included an amount of approximately HK$237,000 (2001: HK$263,000) in respect of assets held under finance leases.

15. PROPERTIES UNDER/HELD FOR DEVELOPMENT

	The Group	
	2002	2001
	HK$'000	*HK$'000*
COST		
At 1st January	**137,000**	157,401
Development costs incurred during the year	**3,760**	8,392
Impairment loss	**–**	(28,793)
Disposal of subsidiaries	**(140,760)**	–
At 31st December	**–**	137,000

Comprising:

	2002	2001
	HK$'000	*HK$'000*
Properties held under medium-term land use rights in the PRC, other than Hong Kong	**–**	111,000
Properties held under long-term land use rights in the PRC, other than Hong Kong	**–**	26,000
	–	137,000

16. PAYMENT FOR ACQUISITION OF LAND DEVELOPMENT RIGHTS

THE GROUP AND THE COMPANY

During the year ended 31st December, 2001, an agreement was entered into between the Company and 北京市順義區李橋鎮人民政府 (the "People's Government of Li Qiao Town") for the joint development project of a piece of land which is adjacent to the eastern side of Beijing Capital Airport, the PRC, under which the Company agreed to make an aggregate payment of approximately RMB230,000,000 (equivalent to HK$216,981,000) to the People's Government of Li Qiao Town for the land development right of the project.

As at 31st December, 2002, partial payments of approximately RMB8,000,000, equivalent to approximately HK$7,441,000 (2001: RMB3,000,000, equivalent to approximately HK$2,727,000) was paid by the Company.

In addition, during the year, the Company has paid consultancy fee and project management fee for this project totalling approximately HK$7,246,000 and the above amounts are included in the payment for acquisition of land development rights.

17. GOODWILL

	The Group	
	2002	2001
	HK$'000	*HK$'000*
COST		
At 1st January	**33,203**	–
Acquired on acquisition of subsidiaries	**-**	53,112
Eliminated on disposal of subsidiaries	**(121)**	(19,909)
At 31st December	**33,082**	33,203
AMORTISATION		
At 1st January	**495**	–
Provided for the year	**1,634**	495
At 31st December	**2,129**	495
NET BOOK VALUES		
At 31st December	**30,953**	32,708

Goodwill is amortised on a straight-line basis and the amortisation period for goodwill is 20 years.

18. INVESTMENTS IN SUBSIDIARIES/RECEIVABLES DUE FROM SUBSIDIARIES/ PAYABLES DUE TO SUBSIDIARIES

	2002	2001
	HK$'000	*HK$'000*
Investments in subsidiaries		
Shares listed overseas, at cost	**228,703**	228,703
Unlisted shares, at cost	**91,263**	100,483
	319,966	329,186
Market value of listed shares	**10,530**	23,868
Receivables due from subsidiaries		
Amounts due from subsidiaries	**3,876,129**	3,598,640
Less: Allowances	**(2,134,348)**	(2,083,185)
	1,741,781	1,515,455
Payables due to subsidiaries		
Amounts due to subsidiaries	**676,601**	709,918

In the opinion of the directors, the receivables due from and payables due to subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment. The amounts are unlikely to be repaid within one year and are therefore shown as non-current.

18. INVESTMENTS IN SUBSIDIARIES/RECEIVABLES DUE FROM SUBSIDIARIES/ PAYABLES DUE TO SUBSIDIARIES *(continued)*

Particulars of the principal subsidiaries at 31st December, 2002 are as follows:

Name of subsidiary	Place of incorporation/ registration and operation	Issued and fully paid ordinary share capital/ registered capital	Proportion of nominal value of issued share capital/ registered capital held by the Company		Principal activities
			Directly	Indirectly	
			%	%	
Australia Net.Com Limited ("Australia Net.Com") *(note e)*	Australia *(note a)*	A$31,184,116	–	57.26	Investment holding
China Pharmaceutical Industrial Limited *(note e)*	Hong Kong	HK$2	–	57.26	Investment holding
China Enterprises Limited ("China Enterprises") *(note e)*	Bermuda *(note b)*	Supervoting Common Stock US$30,000 Common Stock US$60,173	33.27 *(note b)*	24.84 *(note b)*	Investment holding
Double Happiness Tyre Industries Corporation Limited ("DH") *(note d)*	PRC	RMB280,684,311	–	55 *(note b)*	Inactive
Dazhai C.S.I. Cement Co., Ltd. *(note d)*	PRC	RMB17,000,000	51	–	Manufacture of cement
Hangzhou Zhongce Rubber Co., Limited ("Hangzhou Rubber") *(note d)*	PRC	RMB469,748,777	–	51 *(note b)*	Manufacture of tires
Tung Fong Hung Investment Limited ("Tung Fong Hung") *(note c)*	British Virgin Islands	US$10,000	–	100	Manufacture and trading of Chinese and western pharmaceutical products
Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd. ("Yinchuan C.S.I.") *(note d)*	PRC	RMB667,833,101	–	51 *(note b)*	Manufacture of tires

18. INVESTMENTS IN SUBSIDIARIES/RECEIVABLES DUE FROM SUBSIDIARIES/ PAYABLES DUE TO SUBSIDIARIES *(continued)*

Notes:

a. Australia Net.Com operates both in Australia and Hong Kong and its shares are listed on the Australian Stock Exchange. Australia Net.Com and its subsidiaries are mainly engaged in the investment holding activities.

b. China Enterprises principally operates in the PRC and its shares were listed on the New York Stock Exchange ("NYSE") until 27th September, 2002 when it was suspended from trading as a result of China Enterprises' failure to meet NYSE's continuing listing standards. The NYSE notified China Enterprises on 31st December, 2002 that the Securities and Exchange Commission granted the application of the NYSE for removal on the common stock of China Enterprises from listing and registration on the NYSE under the Securities Exchange Act of 1934 effective on 30th December, 2002. On 26th November, 2002, the Company's common shares began trading on the Over the Counter Bulletin Board of the United States of America. The Group holds a 55.2% effective equity interest and an 88.8% voting interest in China Enterprises. China Enterprises is a holding company which owns a majority stake in DH, Hangzhou Rubber and Yinchuan C.S.I. at 31st December, 2002.

c. Tung Fong Hung operates in Hong Kong.

d. This is a PRC sino-foreign equity joint venture.

e. This is a limited company incorporated in the respective jurisdiction.

None of the subsidiaries had any debt securities subsisting at the end of the year or at any time during the year.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the assets and liabilities of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

19. INTERESTS IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES/ PAYABLES DUE TO ASSOCIATES

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Interests in associates				
Share of net assets	**714,070**	156,132	**–**	–
Goodwill				
At 1st January	**20,136**	–	**–**	–
Arising from acquisition of associates	**91,784**	20,136	**–**	–
Less: amortisation	**(1,147)**	–	**–**	–
Realised upon dilution of interests in associates	**(20,136)**	–	**–**	–
At 31st December	**90,637**	20,136	**–**	–
Negative goodwill				
At 1st January	**–**	–	**–**	–
Arising from acquisition of associates	**(123,379)**	–	**–**	–
At 31st December	**(123,379)**	–	**–**	–
Unlisted shares, at cost	**–**	–	**2**	2
	681,328	176,268	**2**	2

Goodwill is amortised on a straight-line basis and the amortisation period for goodwill is 10 years. Negative goodwill is released to income over 10 years.

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
Receivables due from associates				
Amounts due from associates	**60,535**	13,517	**14**	473
Payables due to associates				
Amounts due to associates	**189**	9,625	**187**	–
Market value of listed shares of associates	**567,143**	155,837	**–**	–

19. INTERESTS IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES/ PAYABLES DUE TO ASSOCIATES *(continued)*

Particulars of the principal associates at 31st December, 2002 are as follows:

Name of associate	Place of incorporation/ registration	Place of operation	Proportion of nominal value of issued share capital/registered capital held indirectly by the Company %	Principal activities
Rosedale Hotel Group Limited ("Rosedale Hotel", formerly known as China Land Group Limited) *(notes a and c)*	Bermuda	Hong Kong and PRC	32.20	Hotel operation and property investment
Ananda Wing On Travel (Holdings) Limited ("Ananda Wing On") *(notes a and c)*	Bermuda	Hong Kong	32.21	Business of providing package tours, travel, transportation, and other related services
Dong Fang Gas Holdings Limited ("Dong Fang Gas", formerly known as Companion Building Material International Holdings Limited) *(notes a and c)*	Bermuda	Hong Kong and PRC	43.06	Trading of ceramic tiles and bathroom accessories and securities trading
Hangzhou Sunrise Rubber Co., Ltd. *(notes b and c)*	PRC	PRC	49.20	Manufacture of tires

Notes:

(a) The shares of Rosedale Hotel, Ananda Wing On and Dong Fang Gas are listed on the Hong Kong Stock Exchange.

(b) Hangzhou Sunrise Rubber Co., Ltd. is an associate of Hangzhou Rubber.

(c) This is a limited company incorporated in the respective jurisdiction.

The amounts due from/to associates are unsecured, non-interest bearing and repayable on demand.

19. INTERESTS IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES/ PAYABLES DUE TO ASSOCIATES *(continued)*

The following is a summary of the most recent published financial information of the principal associates which were acquired by the Group during the year:

Consolidated results for the year/period:

	Rosedale Hotel 1.1.2002 to 31.12.2002	Ananda Wing On 1.4.2002 to 31.12.2002	Dong Fang Gas 1.4.2002 to 30.9.2002	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	181,692	1,323,286	79,456	1,584,434
Loss before taxation and after minority interests	(99,810)	(302,917)	(43,357)	(446,084)
Loss before taxation and after minority interests attributable to the Group since date of acquisition	(1,600)	(87,751)	(3,275)	(92,626)

Consolidated financial position:

	Rosedale Hotel At 31.12.2002	Ananda Wing On At 31.12.2002	Dong Fang Gas At 30.9.2002	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets	2,126,452	901,106	149,078	3,176,636
Current assets	166,972	536,923	534,215	1,238,110
Current liabilities	(186,306)	(478,490)	(402,524)	(1,067,320)
Non-current liabilities	(1,056,027)	(298,248)	(3,220)	(1,357,495)
Minority interests	(103,766)	–	(24,606)	(128,372)
Net assets	947,325	661,291	252,943	1,861,559
Net assets attributable to the Group:				
As at 31st December, 2002	305,039	213,002	105,642	623,683

19. INTERESTS IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES/ PAYABLES DUE TO ASSOCIATES *(continued)*

As at 31st December, 2002, the negative goodwill arose from the acquisition of Ananda Wing On. In April 2002, the Group acquired approximately 34.58% interest in Ananda Wing On for a consideration of approximately HK$130 million and the interest was subsequently diluted to approximately 32.21% after issue of shares and repurchase of shares of Ananda Wing On.

As at 31st December, 2002, the goodwill arose from the acquisition of Dong Fang Gas. During the year, the Group acquired approximately 43.06% interest in Dong Fang Gas for a consideration of approximately HK$210 million.

Goodwill as at 31st December, 2001 mainly arose from the acquisition of Leadership Publishing in December, 2001. The amount was released to the income statement following the dilution of the Group's interest in Leadership Publishing from interest in associate to other investment.

During the year, the Group's interest in PacificNet, Inc. was diluted from approximately 29.52% to approximately 9.93% following the allotment and issue of new shares by PacificNet, Inc.. Accordingly, the interest in PacificNet, Inc. has been reclassified as other investment.

In December 2002, the Group carried out an extensive group reorganisation which resulted in the dilution of interest in Rosedale Hotel from approximately 65.56% to approximately 32.20%.

The above table lists the associates of the Group which, in the opinion of the directors, constituted a substantial portion of the share of results or of net assets of the associates. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

20. RECEIVABLES

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Loan and interest receivables				
– secured *(note a)*	**230,300**	270,474	**–**	–
– unsecured *(note b)*	**578,171**	189,039	**82,529**	41,457
Receivables due from related companies *(note c)*	**6**	534	**–**	28
	808,477	460,047	**82,529**	41,485
Less: Allowances	**(105,232)**	(50,413)	**–**	–
	703,245	409,634	**82,529**	41,485
Less: Amounts due within one year and shown under current assets	**(680,659)**	(107,195)	**(59,943)**	(16,239)
Amounts due after one year	**22,586**	302,439	**22,586**	25,246

Notes:

(a) Included in secured loan and interest receivables were amounts of approximately HK$121,500,000 (2001: HK$123,491,000) and HK$108,800,000 (2001: HK$110,583,000) were amounts due from Danwei Limited ("Danwei") and Lucklong Venture Limited ("Lucklong") respectively. Mr. Lau Ko Yuen, Tom, alternate director to Ms. Chau Mei Wah, Rosanna of the Company, is a director of the ultimate holding company of Danwei and Lucklong. In addition, Ms. Chau Mei Wah, Rosanna, director of the Company, is also a director of Danwei and Lucklong. Shares of certain property holding companies held by Danwei and Lucklong were pledged to the Group as securities to the loans.

The loan receivables carry interest at the prevailing market rate.

20. RECEIVABLES *(continued)*

Notes: (continued)

(b) Included in unsecured loan and interest receivables were amounts of approximately HK$103,757,000 (2001: HK$45,183,000) due from China Development Corporation Limited, a former associate of the Group.

Included in unsecured loan and interest receivables were amounts of approximately HK$40,299,000 (2001: HK$51,701,000) and approximately HK$78,193,000 (2001: nil) due from a subsidiary of an investee and associates of the Group, respectively.

The loan receivables carry interest at the prevailing market rate.

(c) Details of the receivables due from related companies are as follows:

	THE GROUP		**THE COMPANY**	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Paul Y. – ITC Management Limited	**6**	24	**–**	–
Bob & Partners Co., Ltd. (formerly known as Star East Bob Limited)	**–**	160	**–**	–
Star East Management Services Limited	**–**	157	**–**	–
Rosedale Hotel Management Limited	**–**	113	**–**	–
Star East Holdings Limited	**–**	80	**–**	28
	6	534	**–**	28

The amounts are unsecured, non-interest bearing and repayable on demand.

Paul Y. – ITC Management Limited and Rosedale Hotel Management Limited are wholly-owned subsidiaries of substantial shareholders of the Company.

Star East Management Services Limited and Bob & Partners Co., Ltd. are the subsidiaries of Star East Holdings Limited, in which certain directors of the Company have beneficial interest.

21. INVESTMENTS IN SECURITIES

	THE GROUP		THE COMPANY	
	Other investments		Other investments	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Equity securities:				
Listed	**265,931**	261,403	**–**	–
Unlisted	**46,952**	73,279	**9,892**	18,692
	312,883	334,682	**9,892**	18,692
Debt securities:				
Unlisted	**134,340**	177,188	**–**	–
Club debenture	**825**	1,538	**825**	825
Total	**448,048**	513,408	**10,717**	19,517
Total and reported as:				
Listed				
Hong Kong	**239,016**	214,248	**–**	–
Elsewhere	**26,915**	47,155	**–**	–
Unlisted	**182,117**	252,005	**10,717**	19,517
	448,048	513,408	**10,717**	19,517
Classified under				
Current	**37,363**	40,000	**–**	–
Non-current	**410,685**	473,408	**10,717**	19,517
	448,048	513,408	**10,717**	19,517
Market value of listed securities	**265,931**	261,403	**–**	–

The carrying value of listed securities in Hong Kong at 31st December, 2002 included an amount of HK$11,988,250 (2001: HK$71,005,500) and HK$52,984,800 (2001: HK$60,834,000), representing 6.73% (2001: 9.16%) and 10% (2001: 10%) interest in Panva Gas Holdings Limited ("Panva Gas") and Ming Pao Enterprises Corporation Limited ("Ming Pao"), respectively. Panva Gas and Ming Pao are incorporated in the Cayman Islands and Bermuda respectively and both are listed on the Hong Kong Stock Exchange.

21. INVESTMENTS IN SECURITIES *(continued)*

In addition, following the rights issue carried out by Leadership Publishing and dilution of the Group's interest in Rosedale Hotel, the Group's interest in Leadership Publishing was changed from interest in associate to other investments. At 31st December, 2002, the market value of the Group's interests in Leadership Publishing is approximately HK$33,211,000.

The carrying value of the unlisted debt securities at 31st December, 2002 included an investment of HK$8,000,000 (2001: HK$52,585,000) in convertible bond ("G-Prop Bond") issued by G-Prop (Holdings) Limited, a company listed on the Hong Kong Stock Exchange. The G-Prop Bond is non-interest bearing and is due for redemption on 10th December, 2004 at HK$57,000,000. It entitled the holders at any time after 10th December, 2002 and up to 10th December, 2004 to convert the G-Prop Bond into shares in G-Prop (Holdings) Limited at a conversion price of HK$0.28 per share (subject to adjustment).

The carrying value of the unlisted debt securities at 31st December, 2002 also included a promissory note of HK$2,540,000 (2001: HK$40,000,000) issued by a third party and carries interest at prevailing market rate per annum, repayable on demand and secured by shares in China Development Corporation Limited, a company listed on the Hong Kong Stock Exchange.

22. LOANS FROM/TO MINORITY SHAREHOLDERS

THE GROUP

The amounts were unsecured, non-interest bearing and disposed of by the Group following the dilution of the Group's interest in Rosedale Hotel.

23. PROPERTIES HELD FOR SALE

THE GROUP

Properties held for sale were carried at net realisable value.

During the year, the properties held for sale were disposed by the Group following the dilution of the Group's interest in Rosedale Hotel.

24. INVENTORIES

	The Group	
	2002	2001
	HK$'000	*HK$'000*
Raw materials	**330,660**	312,952
Work in progress	**21,414**	19,007
Finished goods	**475,670**	458,329
	827,744	790,288

Included above are raw materials of HK$330,660,000 (2001: HK$312,952,000), work in progress of nil (2001: HK$19,007,000) and finished goods of HK$475,670,000 (2001: HK$458,329,000) which are carried at their net realisable value.

The cost of inventories recognised as an expense during the year was approximately HK$3,052,768,000 (2001: HK$2,771,566,000).

25. TRADE DEBTORS

The Group allows its trade customers with credit period normally ranging from 90 days to 180 days. The aged analysis of the trade debtors at the balance sheet date is as follows:

	The Group	
	2002	2001
	HK$'000	*HK$'000*
0-90 days	**387,848**	330,169
90-180 days	**89,724**	93,564
Over 180 days	**56,387**	57,291
	533,959	481,024

26. CREDITORS, OTHER PAYABLES AND ACCRUED CHARGES

Included in creditors, other payables and accrued charges are creditors with the following aged analysis:

	The Group	
	2002	2001
	HK$'000	*HK$'000*
0-90 days	**219,156**	278,148
90-180 days	**48,641**	43,876
Over 180 days	**109,345**	75,570
	377,142	397,594
Add: Other payables and accrued charges	**515,022**	598,112
	892,164	995,706

27. PAYABLES DUE TO RELATED COMPANIES

Details of the payables due to related companies are as follows:

		THE GROUP		THE COMPANY	
	Notes	**2002**	2001	**2002**	2001
		HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Nation Cheer Investment Limited	*(i)*	**122,702**	–	**122,702**	–
Hanny Magnetics Limited	*(i)*	**104,595**	1,234	**103,457**	151
ITC Management Limited	*(ii)*	**42,937**	29,539	**35**	328
Paul Y. Project Management International Limited	*(i)*	**1,879**	–	**1,879**	–
Mass Success International Limited	*(i)*	**71**	594	**71**	594
Paul Y. – ITC Management Limited	*(i)*	**–**	127	**–**	–
Paul Y. – ITC Construction Company Limited	*(i)*	**–**	3,634	**–**	–
Tai Shan Paul Y. Construction Co., Ltd.	*(i)*	**–**	1,364	**–**	–
		272,184	36,492	**228,144**	1,073
Less: Amounts due within one year and shown under current liabilities		**(46,155)**	(36,492)	**(2,115)**	(1,073)
Amounts due after one year		**226,029**	–	**226,029**	–

All amounts are unsecured, carry interest at prevailing market rate. Except the payables due to Nation Cheer Investment Limited and Hanny Magnetics Limited which are repayable after one year from the balance sheet date, all remaining balances are repayable on demand.

Notes:

(i) The companies are wholly-owned subsidiaries of substantial shareholders of the Company.

(ii) ITC Management Limited is a wholly-owned subsidiary of ITC Corporation Limited, a shareholder of the Company's substantial shareholder.

28. SHARE CAPITAL

	Notes	Number of shares	Value HK$'000
Authorised:			
Ordinary shares of HK$0.10 each at 1st January, 2001		8,000,000,000	800,000
Consolidation of shares	(a)	(7,200,000,000)	–
Ordinary shares of HK$1.00 each		800,000,000	800,000
Adjustment of nominal value	(a)	–	(720,000)
Ordinary shares of HK$0.10 each		800,000,000	80,000
Additions	(a)	7,200,000,000	720,000
Ordinary shares of HK$0.10 each at 31st December, 2001 and 2002		8,000,000,000	800,000
Issued and fully paid:			
Ordinary shares of HK$0.10 each at 1st January, 2001		4,609,789,420	460,979
Consolidation of shares	(a)	(4,148,810,478)	–
Ordinary shares of HK$1.00 each		460,978,942	460,979
Adjustment to nominal value	(a)	–	(414,881)
Ordinary shares of HK$0.10 each at 31st December, 2001		460,978,942	46,098
Issue of shares	(b)	92,000,000	9,200
Rights issue of shares	(c)	276,489,471	27,649
Ordinary shares of HK$0.10 each at 31st December, 2002		829,468,413	82,947

Notes:

(a) Pursuant to resolutions passed by the shareholders of the Company in an extraordinary general meeting held on 18th June, 2001, the Company carried out the following capital reorganisation ("Capital Reorganisation"):

- Every ten ordinary shares of HK$0.10 each in the issued and unissued share capital of the Company were consolidated into one ordinary share of HK$1.00 each ("Consolidated Share") ("Share Consolidation");

- Immediately following the Share Consolidation, the nominal value of the issued and unissued Consolidated Shares was reduced from HK$1.00 to HK$0.10 each ("Capital Reduction");

28. SHARE CAPITAL *(continued)*

Notes: (continued)

- The credit of approximately HK$414,881,000 arisen as a result of the Capital Reduction was credited to the special capital reserve account of the Company;

- Upon the Capital Reduction becoming effective, the authorised capital of the Company was increased from HK$80,000,000 to HK$800,000,000 by the creation of an additional 7,200,000,000 ordinary shares of HK$0.10 each.

Details of the Capital Reorganisation were set out in the circular to the Company's shareholders dated 23rd May, 2001 and were approved by the High Court of the Hong Kong Special Administrative Region on 31st July, 2001.

(b) The Company issued and allotted 92,000,000 shares of HK$0.10 each in the Company to its substantial shareholders for cash at HK$0.20 each to raise additional working capital. The shares issued rank pari passu with the then existing shares in issue in all respects.

(c) Pursuant to resolutions passed by the shareholders of the Company in an extraordinary general meeting held on 7th August, 2002, 276,489,471 new shares of HK$0.10 each were issued by way of rights issue ("Rights Issue"), at an issue price of HK$0.15 per share, to the shareholders in the proportion of one rights share for every two existing shares held, with a bonus issue of warrants. The bonus issue of warrants was issued to the shareholders pursuant to the Rights Issue on the basis of three units of subscription rights with initial subscription price of HK$0.16 per share, subject to adjustment, for every five rights shares taken up. The net proceed will be used for partial payment of compensation fees to be paid by the Company for the joint development project of a piece of land which is adjacent to the eastern side of Beijing Capital Airport, the PRC. Details of the above joint development project are set out in note 16.

29. WARRANTS

At 31st December, 2002, the Company had outstanding warrants conferring rights to subscribe for up to HK$26,542,989 in cash for shares. Exercise in full of these outstanding warrants would, under the share capital structure of the Company as of 31st December, 2002, result in the issue of 165,893,682 new shares of HK$0.10 each in the Company.

In accordance with the conditions attached to the warrants of the Company, each of the warrants confers rights to the registered holder to subscribe for one new share of the Company in cash at an initial subscription price of HK$0.16 per share, subject to adjustment, at any time from the date of issue to 31st December, 2003 (both days inclusive).

There were no warrants exercised during the year.

30. SHARE OPTIONS

THE COMPANY

The 1992 Scheme

In accordance with the terms of the Company's Executive Share Option Scheme adopted on 20th July, 1992 and effective for a period of ten years after the date of the scheme, the Company granted to directors and employees of the Company and its subsidiaries share options to subscribe for its ordinary shares for a consideration of HK$1 for the primary purpose of providing incentives to directors and eligible employees. The subscription price, subject to adjustment, is based on 80% of the average of the closing prices of the shares of the Company on the five trading days immediately before the options were offered. Options granted are exercisable not later than ten years after the date the options are granted. The 1992 Scheme was terminated pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on 4th June, 2002.

30. SHARE OPTIONS *(continued)*

THE COMPANY *(continued)*

The 1992 Scheme (continued)

At 31st December, 2002, the number of shares in respect of which options had been granted under the 1992 Schemes was 510,000 (2001: 376,750), representing approximately 0.061% (2001: 0.082%) of the shares of the Company in issue at that date. The total number of shares in respect of which options may be granted under the 1992 Scheme was not permitted to exceed 10% of the shares of the Company in issue excluding any share issued pursuant to the 1992 Scheme at any point in time, without prior approval from the Company's shareholders. The number of shares in respect of which options may be granted to any individual was not permitted to exceed 25% of the aggregate number of shares of the Company in issue and issuable under the 1992 Scheme at any point in time, without prior approval from the Company's shareholders.

A summary of the movements of share options under the 1992 Scheme during the year is as follows:

				Number of shares under option			
Date of grant	**Exercisable period**	**Exercise price** *HK$*	*Notes*	**Outstanding at 1.1.2002**	**Surrendered/ lapsed during the year**	**Adjustment due to the Rights Issue**	**Outstanding at 31.12.2002**
21.7.1997	21.7.1998 to 20.7.2002	6.060	*(i)*	9,750	(9,750)	–	–
12.1.2000	18.1.2000 to 17.1.2005	3.440	*(ii)*	50,000	–	(50,000)	–
		3.145	*(ii)*	–	–	75,000	75,000
Total for directors				59,750	(9,750)	25,000	75,000
Employees							
21.7.1997	21.7.1998 to 20.7.2002	6.060	*(i)*	27,000	(27,000)	–	–
14.2.2000	16.2.2000 to 15.2.2005	4.050	*(ii)*	290,000	–	(290,000)	–
		3.702	*(ii)*	–	–	435,000	435,000
Total for employees				317,000	(27,000)	145,000	435,000
Grand total				376,750	(36,750)	170,000	510,000

Notes:

(i) As the options lapsed before the Rights Issue became effective, no adjustments were required to be made on the exercise price and number of options granted.

(ii) Following the Rights Issue, the exercise prices of the share options were adjusted to HK$3.145 and HK$3.702 from their initial exercise prices of HK$3.440 and HK$4.050 respectively. The number of share options was also adjusted as a result of the Rights Issue.

30. SHARE OPTIONS *(continued)*

THE COMPANY *(continued)*

The 1992 Scheme (continued)

A summary of the movement of share options under the 1992 Scheme for the year ended 31st December, 2001 is as follows:

				Number of shares under option			
Date of grant	**Exercisable period**	**Exercise price** *HK$*	*Notes*	**Outstanding at 1.1.2001**	**Adjustment due to share consolidation**	**Surrendered/ lapsed during the year**	**Outstanding at 31.12.2001**
21.7.1997	21.7.1998 to 20.7.2002	0.606	*(i)*	97,500	(97,500)	-	-
		6.060	*(i)*	-	9,750	-	9,750
12.1.2000	18.1.2000 to 17.1.2005	0.344	*(i)*	1,000,000	(1,000,000)	-	-
		3.440	*(i)*	-	100,000	(50,000)	50,000
Total for directors				1,097,500	(987,750)	(50,000)	59,750
21.7.1997	21.7.1998 to 20.7.2002	0.606	*(i)*	21,550,000	(330,000)	(21,220,000)	-
		6.060	*(i)*	-	33,000	(6,000)	27,000
27.5.1999	27.5.1999 to 26.5.2004	0.300		25,000,000	-	(25,000,000)	-
22.11.1999	22.11.1999 to 21.11.2004	0.320	*(i)*	2,000,000	(2,000,000)	-	-
		3.200	*(i)*	-	200,000	(200,000)	-
14.2.2000	16.2.2000 to 15.2.2005	0.405	*(i)*	7,900,000	(2,900,000)	(5,000,000)	-
		4.050	*(i)*	-	290,000	-	290,000
Total for employees				56,450,000	(4,707,000)	(51,426,000)	317,000
Grand total				57,547,500	(5,694,750)	(51,476,000)	376,750

Note:

(i) Following the Capital Reorganisation, the exercise prices of the share options were adjusted to HK$6.06, HK$3.2, HK$3.44 and HK$4.05 from their initial exercise prices of HK$0.606, HK$0.32, HK$0.344 and HK$0.405 respectively.

30. SHARE OPTIONS *(continued)*

The 2002 Scheme

On 4th June, 2002, the Company adopted a new share option scheme ("2002 Scheme") which is effective for a period of ten years for the primary purpose of providing incentives to directors and eligible employees. Under the 2002 Scheme, the Board of Directors of the Company may grant options to eligible employees, including executive directors of the Company and its subsidiaries, to subscribe for shares in the Company for a consideration of HK$1. Options granted must be taken up within 30 days of the date of grant, upon payment of HK$1 per grant. Options granted are exercisable not later than ten years after the date the options are granted. The exercise price, subject to adjustment, is determined by the board of directors of the Company and will not be less than the highest of (i) the closing price of the Company's share on the date of options granted, (ii) the average closing price of the Company's shares for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's share.

The total number of shares in respect of which options may be granted under the 2002 Scheme is not permitted to exceed the higher of 10% of the shares of the Company in issue excluding any share issued pursuant to the 2002 Scheme at any point in time, without prior approval for the Company's shareholders. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 1% of the aggregate number of shares of the Company in issue and issuable under 2002 Scheme at any point in time, without prior approval from the Company's shareholders.

There were no options granted under the 2002 Scheme.

SUBSIDIARY

China Enterprises

Pursuant to the Executive Share Option Scheme adopted on 7th June, 1994 and effective for a period of ten years after the date of the adoption of the scheme, China Enterprises granted options to officers and employees, and directors who are also employees, of China Enterprises and its subsidiaries to subscribe for common stock in China Enterprises for a consideration of HK$1 for the primary purpose of providing incentives to officers, directors and eligible employees, subject to a maximum of 910,000 shares. Shares of common stock to be issued upon the exercise of options will be authorised and unissued shares. An independent committee (the "Committee") of China Enterprises' board of directors was formed to monitor and consider the granting of options under the scheme. The subscription price will be determined by the Committee, and will not be less than 80% of the average closing price of shares of common stock over the five trading days immediately preceding the date of offer of the option.

At 31st December, 2002, the number of shares in respect of which options had been granted under the above scheme was 20,000 (2001: 20,000), representing 0.22% (2001: 0.22%) of the share of China Enterprises in issue at that date. The total number of shares in respect of which options may be granted under the schemes is not permitted to exceed 910,000 of the shares of China Enterprises in issue at any point in time, without prior approval from China Enterprises' shareholders. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the shares of China Enterprises in issue at any point in time, without prior approval from China Enterprises' shareholders.

30. SHARE OPTIONS *(continued)*

SUBSIDIARY *(continued)*

China Enterprises (continued)

A summary of the movements of share options under the share option scheme of China Enterprises held by employees during the year is as follows:

Exercisable period	Exercise price	Outstanding at 1.1.2001 and 31.12.2002 and 2001
	US$	
3.2.2000 to 2.2.2010	9.9375	20,000

There were no options granted/lapsed under the share option scheme of China Enterprises during 2001 and 2002.

31. RESERVES

	Share premium	Special capital reserve	Capital redemption reserve	Deficit	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE COMPANY					
At 1st January, 2001	1,876,729	–	233	(423,602)	1,453,360
Arising from Capital Reduction	–	414,881	–	–	414,881
Net loss for the year	–	–	–	(621,305)	(621,305)
At 31st December, 2001	1,876,729	414,881	233	(1,044,907)	1,246,936
Premium from issue of shares	23,024	–	–	–	23,024
Share issue expenses	(2,405)	–	–	–	(2,405)
Net loss for the year	–	–	–	(112,550)	(112,550)
At 31st December, 2002	**1,897,348**	**414,881**	**233**	**(1,157,457)**	**1,155,005**

The special capital reserve of the Company represents the amount arising from the Capital Reduction as described in note 28(a).

At 31st December, 2002 and 2001, the Company had no reserves available for distribution to shareholders.

32. DEFERRED TAXATION

The components of the deferred taxation (credit) charge not recognised for the year are as follows:

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Tax effect of timing differences attributable to:				
Difference between depreciation allowances claimed for tax purposes and depreciation charged in the financial statements	**(72)**	393	**(72)**	187
Tax loss (arising) utilised	**(4,563)**	(109,097)	**3,000**	1,273
Released upon dilution of a subsidiary	**38,276**	–	**–**	–
Impairment and revaluation losses on properties	**–**	(476)	**–**	–
	33,641	(109,180)	**2,928**	1,460

At the balance sheet date, the components of the deferred taxation asset (liability), not recognised in the financial statements, are as follows:

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Tax effect of timing differences attributable to:				
Excess of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements	**(5,976)**	(6,166)	**(455)**	(527)
Unutilised tax losses	**285,198**	307,696	**19,000**	22,000
Impairment and revaluation losses on properties	**–**	11,333	**–**	–
	279,222	312,863	**18,545**	21,473

The deferred taxation asset is not recognised because it is uncertain whether the tax benefit will be realised in the foreseeable future.

33. BANK LOANS AND OTHER BORROWINGS

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Bank loans	**1,046,851**	1,515,206	**20,000**	20,000
Obligations under finance leases *(note a)*	**174**	187	**35**	46
Bank overdrafts	**23,462**	–	**23,462**	–
Other borrowings *(note b)*	**13,323**	–	**–**	–
	1,083,810	1,515,393	**43,497**	20,046
Secured	**181,715**	672,735	**–**	–
Unsecured	**902,095**	842,658	**–**	–
	1,083,810	1,515,393	**–**	–
Repayable as follows:				
Within one year	**996,861**	922,272	**43,473**	20,011
Between one and two years	**41,752**	53,754	**24**	35
Between two and five years	**45,197**	24,386	**–**	–
Over five years	**–**	514,981	**–**	–
	1,083,810	1,515,393	**43,497**	20,046
Less: Amount due within one year included under current liabilities	**(996,861)**	(922,272)	**(43,473)**	(20,011)
Amount due after one year	**86,949**	593,121	**24**	35

33. BANK LOANS AND OTHER BORROWINGS *(continued)*

Notes:

(a)

	Minimum lease payments				Present value of minimum lease payments			
	THE GROUP		THE COMPANY		THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Amounts payable under finance leases:								
Within one year	**158**	24	**14**	14	**150**	14	**11**	11
In the second to fifth years inclusive	**32**	189	**33**	47	**24**	173	**24**	35
	190	213	**47**	61	**174**	187	**35**	46
Less: Future finance charges	**(16)**	(26)	**(12)**	(15)	**-**	–	**-**	–
Present value of lease obligations	**174**	187	**35**	46	**174**	187	**35**	46
Less: Amount due within one year					**(150)**	(14)	**(11)**	(11)
Amount due after one year					**24**	173	**24**	35

The average lease term is five (2001: five) years. For the year ended 31st December, 2002, the average effective borrowing rate was 6% (2001:5%). Interest rate is fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases contract are secured by the lessor's charge on the hired assets.

(b) The amounts carrying interest at prime rate plus 3%.

34. DEPOSITS RECEIVED

THE GROUP

The amounts represented deposits received in connection from the pre-sale of certain properties under/held for development. The deposits would be transferred to the income statement upon the execution of the binding sale and purchase agreements.

During the year, the deposit received were disposed of by the Group following the dilution of the Group's interest in Rosedale Hotel.

35. DISPOSAL/DILUTION OF INTERESTS IN SUBSIDIARIES

	2002 HK$'000	2001 HK$'000
Net assets disposed of:		
Investment properties	28,272	84,510
Property, plant and equipment	1,479,442	189,164
Property under/held for development	140,760	–
Goodwill	121	19,909
Intangible asset	–	102,274
Interests in associates	–	19,432
Investments in securities	7,379	26,262
Loans to minority shareholders	21,408	–
Deposits paid for acquisition of subsidiaries	75,000	–
Properties held for sale	31,793	–
Inventories	46,412	197,426
Trade debtors	51,083	175,958
Receivables	43,119	–
Other receivables, deposits and prepayments	69,098	240,996
Income and other tax recoverable	3,077	–
Bank balances and cash	113,992	76,490
Creditors, other payables and accrued charges	(461,875)	(402,133)
Income and other taxes payable	(3,523)	(75)
Bank loans and other borrowings	(613,258)	(314,750)
Obligations under finance leases	(2,727)	–
Minority interests	(411,777)	(35,268)
Deposits received	(87,433)	–
Loans from minority shareholders	(375)	–
Convertible note	(66,000)	–
	463,988	380,195
Negative goodwill reserve realised	(71,028)	(25,262)
Exchange reserve realised	(2,190)	(650)
Other non-distributable reserves realised	(2,577)	(11,078)
	388,193	343,205
Gain on disposal/dilution	64,193	63,047
	452,386	406,252
Satisfied by:		
Cash	75,508	360,296
Interest in a subsidiary *(note 37(g))*	43,199	–
Other receivables	26,161	–
Interests in associates	307,518	9,556
Receivables	–	36,400
	452,386	406,252
Analysis of the net (outflow) inflow of cash and cash equivalents in connection with the disposal/dilution of subsidiaries:		
Cash consideration received	75,508	360,296
Bank balances and cash disposed of	(113,992)	(76,490)
Net (outflow) inflow of cash and cash equivalents	(38,484)	283,806

The subsidiaries disposed of during the year contributed HK$298,640,000 (2001: HK$132,311,000) to the Group's turnover, and HK$42,597,000 (2001: HK$31,663,000) to the Group's loss from operations.

36. PURCHASE OF SUBSIDIARIES

During the year, the Group's purchase of subsidiaries mainly represented the acquisition of a further 65% interest in Wintime Properties Developments Limited ("Wintime") and the shareholders' loan to Wintime for a total consideration of HK$43.2 million which is satisfied by the disposal of the entire interests in another subsidiary. This acquisition has been accounted for by the acquisition method of accounting.

	2002	2001
	HK$'000	*HK$'000*
Net assets acquired:		
Investment properties	**–**	96,510
Property, plant and equipment	**219**	77,071
Interests in associates	**–**	19,466
Receivables	**–**	44,201
Investments in securities	**–**	54,599
Properties held for sale	**51,893**	83,180
Inventories	**356**	70,771
Trade debtors	**14,219**	27,304
Other receivables, deposits and prepayments	**12,725**	150,390
Income and other tax recoverable	**–**	129
Bank balances and cash	**422**	52,568
Creditors, other payables and accrued charges	**(25,905)**	(109,964)
Income and other tax payable	**(193)**	–
Bank loans and other borrowings	**–**	(104,941)
Obligations under finance leases	**–**	(143)
Minority interests	**(1,529)**	(51,738)
	52,207	409,403
Goodwill arising on acquisition	**–**	53,112
	52,207	462,515
Satisfied by:		
Cash	**933**	407,018
Interest in a subsidiary (note 37(g))	**43,199**	–
Reclassification from interest in an associate	**17,440**	37,032
Reclassification from amount due to an associate	**(9,365)**	–
Other receivables, deposits and prepayments	**–**	18,465
	52,207	462,515

36. PURCHASE OF SUBSIDIARIES *(continued)*

Analysis of the net cash outflow of cash and cash equivalents in connection with the purchase of subsidiaries:

	2002	2001
	HK$'000	*HK$'000*
Cash consideration paid	**(933)**	(407,018)
Bank balances and cash acquired	**422**	52,568
Net cash outflow of cash and cash equivalents in connection with the purchase of subsidiaries	**(511)**	(354,450)

The subsidiaries acquired during the year contributed HK$107,020,000 (2001: HK$99,967,000) to the Group's turnover, and HK$2,645,000 (2001: HK$87,730,000) to the Group's loss from operations.

37. MAJOR NON-CASH TRANSACTIONS

During the year ended 31st December, 2002, the major non-cash transactions are as follows:

(a) As explained in note 6(c), the Group's interest in Rosedale Hotel was diluted from approximately 65.56% to approximately 32.20%. Accordingly, increase in interest in an associate of approximately HK$307,518,000 arose from the dilution of interest in Rosedale Hotel held by the Group.

(b) During the year, the Group's interest in Leadership Publishing was diluted from approximately 27.97% to approximately 19.69% following the rights issue carried out by Leadership Publishing and dilution of the Group's interest in Rosedale Hotel. Accordingly, interest in an associate of approximately HK$38,543,000 was decreased as a result of dilution of interest in Leadership Publishing.

(c) Finance lease arrangement in respect of property, plant and equipment with a capital value at the inception of the leases of approximately HK$2,727,000.

(d) Increase in other receivable, deposits and repayment of approximately HK$10,000,000 as a result of the disposal of investment properties.

(e) During the year, repayment of loan receivables of HK$286,767,000 was satisfied by the same amount of loan payables under a deed of novation dated 30th September, 2002 entered into by the Group and relevant parties.

(f) During the year, repayment of loan receivables of HK$22,928,000 was satisfied by the same amount of loan payables under four deed of assignments dated 31st December, 2002 entered into by the Group and the relevant parties.

(g) During the year, the Group acquired a further 65% interest in Wintime and the shareholders' loan to Wintime for a total consideration of HK$43.2 million which is satisfied by the disposal of the entire interests in another subsidiary.

37. MAJOR NON-CASH TRANSACTIONS *(continued)*

During the year ended 31st December, 2001, the major non-cash transactions are as follows:

(a) Decrease in interests in associates of approximately HK$37,032,000 and other receivables of approximately HK$18,465,000 were part of the consideration paid for acquisition of subsidiaries.

(b) Additions to interests in associates of approximately HK$9,556,000 and loan receivables of approximately HK36,400,000 were part of the consideration received for disposal of certain subsidiaries.

(c) Additions to toll highway of HK$188,331,000 were transferred from advances to contractors.

(d) Finance lease arrangements in respect of property, plant and equipment with a capital value of the contracts amounted to approximately HK$53,000.

(e) Investments in securities of approximately HK$64,295,000 was reclassified as interests in associates following the increase of the Group's interest in the associate.

38. COMMITMENTS

At the balance sheet date, the Group had the following capital commitments:

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Contracted for but not provided in the financial statements in respect of:				
– Land development rights	**209,540**	214,254	**209,540**	214,254
– Property, plant and equipment	**137,061**	18,005	**–**	–
– Construction in progress	**15,531**	10,849	**–**	–
– Properties under/held for development	**–**	26,902	**–**	–
– Properties under construction	**–**	129,393	**–**	–
	362,132	399,403	**209,540**	214,254
Authorised but not contracted for in respect of property, plant and equipment	**–**	35,096	**–**	–

39. OPERATING LEASE COMMITMENTS *(continued)*

The Group has made approximately HK$36,974,000 (2001: HK$17,432,000) minimum lease payments under operating leases during the year in respect of office premises.

The Group as lessee

At the balance sheet date, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases in respect of land and buildings which fall due as follows:

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**24,899**	26,429	**577**	992
In the second to fifth year inclusive	**37,094**	25,482	**577**	–
Over five years	**155**	1,678	**–**	–
	62,148	53,589	**1,154**	992

Leases are negotiated for an average term of two to three years and rentals are fixed for an average of two to three years.

The Group as lessor

Property rental income earned during the year was HK$13,383,000 (2001: HK$11,914,000).

At the balance sheet date, the Group had contracted which tenants for the following future minimum lease payments:

	The Group	
	2002	2001
	HK$'000	*HK$'000*
Within one year	**–**	9,479
In the second to fifth year inclusive	**–**	18,633
Over five years	**–**	994
	–	29,106

40. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
(a) Corporate guarantee given by the Company for banking facilities granted to subsidiaries	**–**	–	**93,145**	108,243
Other guarantees issued to:				
Associates	**169,635**	182,302	**–**	–
Outsiders	**780**	780	**780**	780
	170,415	183,082	**93,925**	109,023

(b) The Company has granted a guarantee in favour of MTR Corporation Limited ("MTR") in respect of outstanding rent and obligations under the tenancy agreement entered into between Tung Fong Hung Medicine (Retail) Limited, a wholly-owned subsidiary of the Company, and MTR for the leased properties.

41. PLEDGE OF ASSETS

(a) At 31st December, 2002, the following assets were pledged to secure credit facilities granted to the Group:

- No investment properties were pledged as at 31st December, 2002. As at 31st December, 2001, investment properties with carrying value of approximately HK$17,630,000.
- Certain property, plant and equipment with a carrying value of HK$219,532,000 (2001: HK$234,462,000)
- Bank deposits of HK$24,839,000 (2001: HK$83,520,000).
- All assets of a subsidiary of the Company with a consolidated net assets value of HK$45,746,000 (2001: Nil).

(b) At 31st December, 2002, the following assets were pledged to secure margin account credit facilities granted to the Group:

- Investment in securities with a carring value of HK$249,990,000 (2001: HK$5,244,000).
- No shares in associates were pledged as at 31st December, 2002. As at 31st December, 2001, certain shares in associates with carrying value of approximately HK$53,194,000.

The margin loan facilities amounting to HK$13,323,000 (2001: Nil) were utilised by the Group.

(c) In 2001, the Group pledged its right to receive toll fee income from the toll highway to a bank to secure the credit facilities. The pledge was released from the Group following the disposal of the Group's interest in the toll highway during the year.

42. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following significant transactions with related parties:

Name of company	Nature of transactions	Notes	2002 HK$'000	2001 HK$'000
Sing Pao Newspaper Company Limited	Loan interest income received and receivable by the Group	(a)	**1,519**	–
Sing Pao Newspaper Management Limited	Loan interest income received and receivable by the Group	(a)	**–**	37
Star East Management Limited	Loan interest income received and receivable by the Group	(b)	**–**	88
Lucklong	Loan interest income received and receivable by the Group	(c)	**6,120**	8,212
Danwei	Loan interest income received and receivable by the Group	(c)	**6,834**	9,171
Total Pacific Limited	Rental income received and receivable by the Group	(d)	**–**	280
Mass Success International Limited	Rental expenses paid and payable by the Group	(e)	**835**	1,109
	Building management fee paid and payable by the Group		**209**	277
Hanny Magnetics Limited	Management fee paid and payable by the Group	(e)	**290**	151
	Loan interest expense paid and payable by the Group		**2,143**	171
ITC Management Limited	Loan interest paid and payable by the Group	(f)	**1,735**	246
Paul Y. – ITC (E & M) Company Limited	Repair and maintenance fee paid by the Group	(e)	**369**	33
	Purchase of fixed assets by the Group		**14**	8
	Project management fee paid by the Group		**109**	–
	Consultancy fee paid by the Group		**327**	–
	Secondment fee paid and payable by the Group		**500**	–
	Mechanical and electrical service fee paid and payable by the Group		**800**	702
Paul Y. – ITC Construction Limited	Interest paid and payable by the Group	(e)	**410**	151
	Project management fee paid by the Group		**550**	–

42. RELATED PARTY TRANSACTIONS *(continued)*

Name of company	Nature of transactions	*Notes*	2002 HK$'000	2001 HK$'000
Super Park Development Limited	Motor vehicles purchased by the Group	*(d)*	**–**	400
Dexiang (Taishan) Limited	Motor vehicles purchased by the Group	*(b)*	**–**	216
Cycle Company Limited and Gunnell Properties Limited	Rental expenses paid and payable by the Group	*(e)*	**2,129**	2,386
Tung Fong Hung Investment Limited	Loan interest income received and receivable by the Group	*(g)*	**–**	105
Cargill Private Limited	Proceeds on disposal of motor vehicles received and receivable by the Group	*(h)*	**–**	1,826
Paul Y. Project Management International Limited	Project management fee paid by the Group	*(e)*	**1,887**	–
Paul Y. – ITC Interior Contractors Limited	Leasehold improvement paid by the Group	*(e)*	**400**	–
	Project management fee paid by the Group		**39**	–
Paul Y. – ITC (E & M) Contractors Limited	Management fee paid by the Group	*(e)*	**154**	–
Nation Cheer Investment Limited	Interest expense paid and payable by the Group	*(e)*	**702**	–
Paul Y. – ITC Plant Hire Limited	Hiring of plant and machinery	*(e)*	**59**	–
Millennium Target Holdings Limited	Loan interest income received and receivable by the Group	*(i)*	**130**	–
Ananda Wing On	Loan interest income received and receivable by the Group	*(j)*	**761**	–

42. RELATED PARTY TRANSACTIONS *(continued)*

Name of company	Nature of transactions	*Notes*	**2002** **HK$'000**	2001 *HK$'000*
Rosedale Hotel	Loan interest income received and receivable by the Group	*(j)*	**280**	–
Hong Kong Wing On Travel Service Limited	Air ticketing and travel service expenses paid and payable by the Group	*(i)*	**248**	–
Rosedale Hotel International Limited	Management fee paid by the Group	*(k)*	**730**	–

Notes:

(a) Sing Pao Newspaper Company Limited and Sing Pao Newspaper Management Limited are wholly-owned subsidiaries of an investee of the Group.

(b) Star East Management Limited and Dexiang (Taishan) Limited (formely known as Star East (Taishan Properties) Limited), are wholly-owned subsidiaries of Star East Holdings Limited, in which a director of the Company had beneficiary interest.

(c) Danwei and Lucklong are companies in which certain directors of the Company are the directors of Danwei and Lucklong.

(d) Total Pacific Limited and Super Park Development Limited are wholly-owned subsidiaries of a former associate of the Group.

(e) Mass Success International Limited, Hanny Magnetics Limited, Paul Y. – ITC (E & M) Company Limited, Paul Y. – ITC Construction Limited, Paul Y. Project Management International Limited, Paul Y – ITC Interior Contractors Limited, Paul Y. – ITC (E & M) Contractors Limited, Nation Cheer Investment Limited, Paul Y. – ITC Plant Hire Limited, Cycle Company Limited and Gunnell Properties Limited are wholly-owned subsidiaries of a substantial shareholder of the Company.

(f) ITC Management Limited is the shareholder of a Company's substantial shareholder.

(g) Tung Fong Hung Investment Limited is a former associate of the Group.

(h) Cargill Private Limited is an associate of Mr. Oei Hong Leong, an ex-director of the Company.

(i) Millennium Target Holdings Limited and Hong Kong Wing On Travel Service Limited are wholly-owned subsidiaries of an associate of the Group.

(j) Ananda Wing On and Rosedale Hotel are associates of the Group.

(k) Rosedale Hotel International Limited is a subsidiary of Paul Y. – ITC Construction Limited.

Details of balances with related parties as at the balance sheet date are set out in the consolidated balance sheet and in notes 20 and 27.

In the opinion of the directors, the above transactions were undertaken in the ordinary course of business transactions and the terms were mutually agreed between the Group and the related parties.

43. RETIREMENT BENEFIT SCHEME

The Group operates a Mandatory Provident Fund Scheme ("MPF Scheme") for all qualifying employees in Hong Kong. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. The Group and employees each contribute 5% of the relevant payroll costs to the Scheme.

The retirement benefit scheme contributions relating to the MPF Scheme charged to the income statement represent contributions payable to the scheme by the Group at rates specified in the rules of the schemes.

The employees in the joint venture subsidiaries in the PRC are members of the state-sponsored pension scheme operated by the government in the PRC. The joint venture companies are required to contribute a certain percentage of their payroll to the pension scheme to fund the benefits. The only obligation of the Group with respect to the pension scheme is to make the required contributions under the scheme. The amount of contributions payable to the pension schemes are charged to the income statement.

At the balance sheet date, there were no significant forfeited contributions which arose upon employees leaving the scheme prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

The total cost charged to income statements of HK$24,679,000 (2001: HK$37,050,000) represents contribution payable to these schemes by the Group in respect of the current year.

44. POST BALANCE SHEET EVENTS

The following events occurred subsequent to the balance sheet date:

(a) In November 2002, the Company entered into a conditional sale and purchase agreement with Sun Media Group Holdings Limited ("Sun Media"), the then third party, in connection with the disposal of 91,635,700 ordinary shares of Leadership Publishing (representing 19.56% of the then issued share capital of Leadership Publishing) and the aggregate amount of HK$3,050,000 warrants of Leadership Publishing to Sun Media together with the shareholder's loans of HK$40 million due by Leadership Publishing to the Group.

The consideration will be satisfied by (i) issuing 549,814,200 new ordinary shares in Sun Media for the shares in Leadership Publishing held by the Group, (ii) HK$1.00 for the total amount of warrants, (iii) issuing 155,048,000 new ordinary shares in Sun Media at a price of HK$0.10 per share at the expiry of two calendar years from the date of completion for the shareholder's loan of HK$15.5 million.

Pursuant to the above agreement, the remaining balances of shareholder's loan of HK$16.7 million and HK$7.8 million will be (i) waived by the Company and (ii) due and payable upon the expiry of 30 calendar months after the year end of the date of completion, respectively.

The transaction was completed after the balance sheet date and no significant gain or loss was resulted on the date of disposal.

(b) In January 2003, China Enterprises entered into a conditional sales and purchase agreement with a connected person of the Company, Ningxia Yinchuan Rubber Manufacturing, by virtue of its being a substantial shareholder of Yinchuan C.S.I., to sell its entire 51% interest in Yinchuan C.S.I. for a consideration of RMB35,000,000 (equivalent to approximately HK$33 million).

The transaction was approved by the Board of Directors pursuant to a special resolution passed at an extraordinary general meeting held on 18th February 2003.

A summary of the consolidated results and of the assets and liabilities of the Group for each of the five years ended 31st December, 2002 is set out below:

(A) RESULTS

	Year ended 31st December,				
	1998	1999	2000	2001	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
Turnover	4,326,710	3,750,224	3,158,058	3,234,404	**3,601,735**
Operating profit (loss) after finance costs	(480,030)	1,119,257	(800,736)	(983,150)	**(557,992)**
Share of results of associates	(54,982)	(12,993)	(12,147)	(17,997)	**(137,574)**
Share of results of subsidiaries not consolidated	(245,917)	(12,623)	–	–	**–**
Profit (loss) before taxation	(780,929)	1,093,641	(812,883)	(1,001,147)	**(695,566)**
Taxation	(8,452)	(5,396)	(6,608)	(5,982)	**(18,041)**
Profit (loss) before minority interests	(789,381)	1,088,245	(819,491)	(1,007,129)	**(713,607)**
Minority interests	203,100	(40,649)	88,809	408,399	**236,500**
Net (loss) profit for the year	(586,281)	1,047,596	(730,682)	(598,730)	**(477,107)**
Dividends	–	–	46,098	–	**–**

(B) ASSETS AND LIABILITIES

	At 31st December,				
	1998	1999	2000	2001	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
Investment properties	19,400	51,954	71,818	49,341	**-**
Properties, plant and equipment	2,065,341	1,307,857	2,734,587	2,452,199	**746,778**
Properties under/held for development	–	–	157,401	137,000	**-**
Payment paid for acquisition of land development rights	–	–	–	2,727	**14,687**
Goodwill	–	–	–	32,708	**30,953**
Interest in subsidiaries not consolidated	97,186	–	–	–	**-**
Interests in associates	274,590	197,114	115,752	176,268	**681,328**
Investments in securities	232,022	1,033,739	757,197	473,408	**410,685**
Intangible assets	–	–	107,208	–	**-**
Receivables – due after one year	134,060	33,291	18,995	302,439	**22,586**
Loans to minority shareholders	–	–	28,074	26,765	**-**
Net current assets	1,079,169	2,379,622	1,256,530	604,755	**855,502**
	3,901,768	5,003,577	5,247,562	4,257,610	**2,762,519**
Share capital	447,729	448,029	460,979	46,098	**82,947**
Reserves	1,346,472	2,974,544	2,388,875	2,174,692	**1,644,199**
Shareholders' funds	1,794,201	3,422,573	2,849,854	2,220,790	**1,727,146**
Minority interests	1,848,872	1,356,532	1,699,376	1,323,582	**722,395**
Deferred taxation	1,081	–	–	–	**-**
Deposits received	–	–	76,638	76,638	**-**
Long-term liabilities	147,878	114,736	595,213	593,121	**312,978**
Deferred revenue	109,736	109,736	–	–	**-**
Loans from minority shareholders	–	–	26,481	43,479	**-**
	3,901,768	5,003,577	5,247,562	4,257,610	**2,762,519**

NOTICE IS HEREBY GIVEN that an annual general meeting of China Strategic Holdings Limited (the "**Company**") will be held at 11/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on 30th May, 2003 at 11:30 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the reports of the directors and the auditors of the Company and the audited financial statements for the year ended 31st December, 2002.

2. To re-elect the retiring directors of the Company and to authorise the board of directors of the Company to fix the remuneration of the directors of the Company.

3. To re-appoint auditors and to authorise the directors of the Company to fix their remuneration.

AS SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolution as a Special Resolution:

4. "**THAT** the Articles of Association of the Company be and are hereby amended in the following manner:

(A) By adding the following new definition immediately before the definition of "these Articles" or "these presents" in Article 2:

"Annual Report" shall include a consolidated profit and loss account for the period, in the case of the first account, since the incorporation of the Company and, in any other case, since the preceding account, together with a consolidated balance sheet as at the date to which the consolidated profit and loss account is made up and a Directors' report with respect to the consolidated profit or loss of the Company for the period covered by the profit and loss account and the state of the Company's affairs as at the end of such period, and an Auditors' report on such accounts prepared pursuant to Article 158;

(B) By adding the following new definition immediately after the definition of "the Companies Ordinance" or "the Ordinance" in Article 2:

"Corporate Communication" shall mean any information issued or to be issued by the Company to its members for their information or action and shall have the meaning ascribed to it in the Listing Rules and shall include but not be limited to:

(1) the Annual Report;

(2) the interim report;

(3) the summary financial report;

(4) notice of meetings;

(5) listing documents; and

(6) any circulars or other documents required by the Listing Rules to be sent to the Company's members.

(C) By adding the following new definitions immediately after the definition of "dollars" in Article 2:

"electronic communication" shall mean any Corporate Communication sent by electronic means;

"electronic means" shall mean the transmission of any Corporate Communication from the Company in any form through electronic media (including electronic mail or publication on the Company's website);

"Electronic Signature" shall mean an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

"Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

(D) By adding the following new definition immediately after the definition of "shareholders" in Article 2:

"summary financial report" shall have the meaning as set out under section 2(1) of the Companies Ordinance;

(E) By adding the following wording at the end of the definition of "writing" or "printing" in Article 2:

and, only where used in connection with a notice served by the Company by electronic means on members or other persons entitled to receive notices hereunder, shall also include a record maintained through an electronic medium which is accessible in visible form so as to be useable for subsequent reference;

(F) By adding the following wording into Article 28 after the words "and published in Hong Kong Government Gazette for the purposes of Section 71A of the Companies Ordinance":

and/or, subject to the Listing Rules, in the manner in which notices may be served by the Company as herein provided

(G) By deleting the words "adopting of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet" in Article 75 and substituting therefor with the words "adopting of the Annual Report and other documents required to be annexed to the Annual Report" in Article 75.

(H) By deleting the existing Article 124 in its entirety and substituting therefor with the following new Article 124:

A Director may and, on request of a Director, the Secretary shall, at any time summon a meeting of the Board. Notice thereof shall be given to each Director either in writing or by telephone or by facsimile at the facsimile number from time to time notified to the Company by such Director or by telex or telegram at the address from time to time notified to the Company by such Director or by electronic mail at the electronic mail address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine. Provided however that notice need not be given to any Director for the time being absent from Hong Kong. A Director may waive notice of any meeting and any such waiver may be prospective or retrospective.

(I) By deleting the existing Articles 161(A) and 161(B) in their entirety and substituting therefor with the following new Articles 161(A) and 161(B):

161 (a) The Board shall from time to time in accordance with the provisions of the Ordinance cause to be prepared and to be laid before the members of the Company at every annual general meeting, the Annual Report and/or the summary financial report which complies with Section 141CF(I) of the Companies Ordinance and such other reports and accounts as may be required by law.

(b) Every Annual Report shall be signed pursuant to the provisions of the Ordinance and copies of those documents (including but not limited to the Annual Report and/or the summary financial report) which are to be laid before the members of the Company at an annual general meeting shall not less than 21 days before the date of the annual general meeting be made available in printed form and/or using electronic means whether in the English language only, in the Chinese language only or in both the English language and the Chinese language and at the same time as the notice of an annual general meeting to every member of the Company, every holder of debentures of the Company, every person registered under Article 45 and every other person entitled to receive notices of general meetings of the Company in compliance with the Listing Rules and any applicable law, rules or regulations, provided that the Company shall not be required to make available those documents to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures whether in printed form or by electronic means. In the case of those documents being made available in printed form, such documents will be sent by post to the registered addresses of those entitled to receive them as set out above.

(J) By adding the following new Article 161(C) in its entirety after the new Article 161(B):

Where a member, in accordance with the Listing Rules and any applicable law, rules or regulations has consented to treat the publication of the Annual Report or the summary financial report as set out in Article 161(A) using electronic means or has consented to receiving the summary financial report instead of the Annual Report, as discharging the Company's obligation under the Listing Rules and any applicable law, rules or regulations to send a copy of such relevant financial documents, then publication by the Company, in accordance with the Listing Rules and any applicable law, rules or regulations, using electronic means of such relevant financial documents and/or receipt by such member of the summary financial report at least 21 days before the date of the relevant general meeting, shall, in relation to each such member, be deemed to discharge the Company's obligations under Article 161 (A) provided that any person who is otherwise entitled to such financial documents of the Company may, if he so requires, by notice in writing served on the Company, demand that the Company sends to him, a complete printed copy of the Annual Report or the summary financial report not previously requested by him.

(K) By deleting the existing Article 165 in its entirety and substituting therefor with the following new Article 165:

Any notice or document or any Corporate Communication to be given or issued under these Articles shall be in writing, and may be served by the Company and/or by the Board on any member either personally or by sending it through the post in a prepaid letter, envelope or wrapper addressed to such member at his registered address as appearing in the register or (in the case of notice) by advertisement published in both an English language newspaper in English and a Chinese language newspaper in Chinese or by any electronic means in compliance with these Articles and the Listing Rules and any applicable law, rules or regulations provided that the Company has obtained the member's prior express positive confirmation in writing to receive or otherwise have made available to him notices and documents to be given or issued to him by the Company by such electronic means. In the case of joint holders of a share, all notices shall be given to that holder for the time being whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders.

(L) By deleting the first and second sentence of Article 166 and substituting therefor with the following wording:

A member shall be entitled to have notice served on him at any address within Hong Kong or by any electronic means in compliance with these Articles, legislation and the Listing Rules and any applicable law, rules or regulations. Any member whose registered address is outside Hong Kong may notify the Company in writing of an address in Hong Kong which for the purpose of service of notice shall be deemed to be his registered address.

(M) By adding the following wording at the end of Article 167:

Any notice or document or Corporate Communication sent by electronic mail shall be deemed to have been served at the time when such notice or document or Corporate Communication is transmitted provided no notification is received by the Company that such notice or document has not reached its recipient. Any notice or document or Corporate Communication which the Company has made available to any member by publication on its own website or computer network or the website of The Stock Exchange of Hong Kong Limited shall be deemed to have been served on the day on which such publication is made.

(N) By deleting the existing Article 168 in its entirety and substituting therefor with the following new Article 168:

A notice or document or Corporate Communication may be given by the Company to the person or persons entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in the manner set out in Article 165 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(O) By deleting the words "Any notice or document delivered or sent by post or left at the registered address of any member in pursuance of these presents" at the beginning of Article 170 and substituting therefor with the following:

Any notice or document or Corporate Communication delivered or sent by post or left at the registered address of any member or made available by electronic means in compliance with these Articles, legislation and the Listing Rules and any applicable law, rules or regulations.

(P) By deleting the existing Article 171 in its entirety and substituting therefor with the following new Article 171:

171 (a) The signature to any notice to be given by the Company may be written or printed by means of facsimile or where relevant, by Electronic Signature.

(b) Subject to the Listing Rules and any applicable laws, rules and regulations, any notice or document, including but not limited to the documents referred to in Article 161 and any Corporate Communication, may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language provided that the Company has obtained the relevant member's prior express positive confirmation in writing to receive or otherwise have made available to him such notices or documents in either the English language only or the Chinese language only or in both the English language and the Chinese language and provided further that such member may, if he so requires, by notice in writing served on the Company, demand at any time that the Company sends or makes available to him any notice or document or Corporate Communication in the language not previously provided to him."

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. "**THAT**:

(a) subject to sub-paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all powers of the Company to allot additional shares of the Company ("Shares") and to make or grant offers, agreements and options which might require the exercise of such power, be and is hereby generally and unconditionally approved;

(b) the approval in sub-paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a) and (b) above, otherwise than pursuant to Rights Issue and the exercise of options granted under any share option scheme adopted by the Company, shall not in aggregate exceed 20 per cent. of the nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

"Relevant Period" means the period from the date of passing this resolution until whichever is the earliest of:

(aa) the conclusion of the next annual general meeting of the Company;

(bb) the expiration of the period within the next annual general meeting of the Company is required by the law or the articles of association of the Company to be held; and

(cc) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer made to the shareholders of the Company, excluding for that purpose any shareholder who is resident in a place where such offer is not permitted or is impracticable under the law of that place, and, where appropriate, to holders of other equity securities for the time being in issue (if any) entitled to be offered them pro rata (apart from fractional entitlements) to their then holdings of Shares (or such other equity securities)."

6. "**THAT**:

(a) the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to purchase Shares and the subscription value of the outstanding warrants of the Company be and is hereby generally and unconditionally approved;

(b) the total nominal amount of (i) the Shares to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue; and (ii) the warrants of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the total subscription value outstanding, as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the date of passing this resolution until whichever is the earliest of:

(aa) the conclusion of the next annual general meeting of the Company;

(bb) the expiration of the period within which the next annual general meeting of the Company is required by the law or the articles of association of the Company to be held; and

(cc) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**THAT**:

the general mandate granted to the directors of the Company to allot, issue and deal with additional Shares pursuant to Ordinary Resolution set out in Resolution 5 of this notice be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to the such general mandate the aggregate nominal amount of share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6 of this notice, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution."

By order of the Board
Chan Yan Yan, Jenny
Company Secretary

Hong Kong, 23rd April, 2003.

Registered office
8th Floor,
Paul Y. Centre,
51 Hung To Road,
Kwun Tong,
Kowloon,
Hong Kong

Notes:

1. A form of proxy for use at the meeting is enclosed herewith.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his/her attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorised to sign the same.

3. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged at the Company's share registrar, Standard Registrars Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be).

5. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting or at any adjourned meeting (as the case may be) should they so wish, and is such event, the form of proxy shall be deemed to be revoked.

6. Where there are joint registered holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she was solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.


东方红





中策集團有限公司
China Strategic Holdings Limited

Annual Report 2002 年報


永安旅遊
進入

目錄

	頁數
公司資料	2
主席報告書	3
管理層討論及分析	5
董事會報告書	11
核數師報告書	25
綜合收益表	26
綜合資產負債表	27
資產負債表	29
綜合權益變動報表	30
綜合現金流量報表	32
財務報表附註	35
財務摘要	87
股東週年大會通告	89

董事會

陳國強	(主席兼行政總裁)
Yap, Allan	(副主席)
李華健	(副董事總經理)
周美華	(執行董事)
陳玲	(執行董事)
卜思問	(獨立非執行董事)
蔡學雯	(獨立非執行董事)
陳國鴻	(陳國強之替任董事)
呂兆泉	(Yap, Allan之替任董事)
劉高原	(周美華之替任董事)

秘書

陳欣欣

核數師

德勤 • 關黃陳方會計師行
執業會計師

註冊辦事處

香港九龍
觀塘鴻圖道51號
保華企業中心8樓

主要往來銀行

中國銀行(香港)有限公司
道亨銀行有限公司
花旗銀行
永亨銀行

法律顧問

姚黎李律師行
盛德律師事務所

股份過戶登記處

標準證券登記有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

本人謹代表董事會提呈中策集團有限公司(「本公司」)、其附屬公司及聯營公司(統稱「本集團」)截至二零零二年十二月三十一日止年度之全年業績。

這是最壞的時候:企業醜聞與股市波動

恐怖份子襲擊紐約帶來一片蕭條景象,將全球經濟推進谷底,有幸二零零二年初重現緩慢復甦之跡象。惟世界各地之金融體系又受到接二連三之企業醜聞打擊,投資大眾渴望企業管治出現脱胎換骨之轉變,迫使各處之監管機構在信息披露與管理層問責方面訂立更嚴謹之法例。

這是最好的時候:抓緊機遇,全力施為

本集團持續投資中國之策略於年內取得理想回報,免卻集團營運與財政表現受到困擾西方國家經濟之負面外圍因素所影響。中國經濟於整年內依舊生機勃勃,根據中華人民共和國(「中國」)國家統計局,以比較價格計算,本年度之國內生產總值較去年上升8%(資料來源:二零零二年國民經濟和社會發展統計公報)。

國內經濟強勁增長難免引起通脹,但全賴中國政府審慎領導,兩者均獲適當調控。中國於本年度之全國居民消費價格水平較去年下跌0.8%。由於經濟增長,加上中國社會相對穩定,各界別之內部需求旺盛,推動本集團投資之輪胎業務與重工業業務之營業額更上一層樓。

鑑於國內汽車與轎車之出產按年計分別上升38.8%及55.2%,集團輪胎業務之銷售錄得理想增長。此外,於本年度建成30,796公里道路(當中5,545公里為高速公路),顯示出車輛使用量當有龐大之上升空間。

有見國民購買力不斷提升，本集團相信他們對旅遊與觀光活動之需求將更加殷切。本公司因此於去年落實既定計劃，收購了大中華區內其中一家最大旅行社以及一個設備完善、發展成熟之酒店連鎖集團。根據中國政府提供之最新統計數據，二零零二年城鎮居民每年人均可支配收入為人民幣7,703元，較往年實質增長13.4%(資料來源：二零零二年國民經濟和社會發展統計公報)，印證了本集團認為中國消費市場將迅速發展之預測。

展望

雖然本集團對於國內經濟及普遍生活水平之持續繁盛與提升極具信心，惟相信來年將仍充滿挑戰。

就伊拉克戰後期間政局及經濟不穩定之因素，以及全球各地爆發非典型肺炎，本集團將審慎管理現有投資及仔細評估任何潛在投資機會。

縱然存有不明朗因素，本集團之管理班子仍會繼續致力保障股東之長遠利益。

致謝

本人謹代表董事會仝寅及本集團各成員，向中港兩地之醫護人員致以衷心祝福與支持，多謝醫護人員拯救病人時奮不顧身，全力以赴。最後，本人謹此感謝一眾忠誠員工於回顧年度內為本集團所作出之努力。

主席
陳國強博士

香港
二零零三年四月二十三日

本集團業績分析

本集團截至二零零二年十二月三十一日止年度之營業額合共約3,602,000,000港元，較二零零一年財政年度之3,234,000,000港元上升11.36%。營業額上升主要因為銷售貨品（扣除退貨及銷售稅）上升15.02%，於本年增至約3,435,000,000港元（二零零一年：約2,987,000,000港元）。本年度之營業額主要包括銷售貨品（包括輪胎、藥品及其他）、收費高速公路業務、物業銷售、酒店業務及租金收入等。

本集團截至二零零二年十二月三十一日止年度之經審核綜合股東應佔虧損約為477,000,000港元，較去年錄得約599,000,000港元下跌約20.3%。本集團經營表現有所改善，主要得力於以下因素：

i) 輪胎及藥品銷售額大幅增長；
ii) 本集團之綜合毛利率較去年上升87.72%；
iii) 本集團其他經營收入上升47.47%，由去年約158,000,000港元增至二零零二年度約233,000,000港元。

惟融資成本與所佔聯營公司業績分別大幅上升34.37%及664.43%，削弱了本集團之整體經營表現。

資本架構、流動資金及財務資源

本集團一般以業務所得之現金、主要往來銀行所提供之銀行信貸及出售表現未如理想之投資所得款項作為營運資金。

於本年度，本公司於二零零二年六月成功完成一項配售，並於二零零二年八月完成配售新股，所得款項淨額分別約為17,800,000港元及40,000,000港元，有效改善本集團的流動資金水平。

於回顧年度，本集團之短期銀行貸款及其他借貸由二零零一年十二月三十一日之922,000,000港元升至二零零二年十二月三十一日約997,000,000港元，而長期銀行貸款及其他借貸則由二零零一年十二月三十一日之593,000,000港元減至二零零二年十二月三十一日約87,000,000港元。因此，本集團之銀行貸款及其他借貸總額由二零零一年十二月三十一日之1,515,000,000港元下降至二零零二年十二月三十一日約1,084,000,000港元，減幅達28.4%。資本負債比率（即長期銀行貸款及其他借貸總額除以股東資金總額）則由0.267降至0.050。本集團之總借貸1,084,000,000港元主要以港元及人民幣計價，還款期長達五年，當中997,000,000港元須於一年內償還，87,000,000港元須於二至五年內償還。非港元貸款乃與本集團在有關貨幣國家之業務直接有關。

於二零零二年十二月三十一日，本集團之總銀行借貸達1,070,000,000港元，本集團逾90%之銀行借貸按固定利率計息，其餘按浮動利率計息。

於過去十二個月，資本開支合計約476,000,000港元，主要用於擴充現有設施。本集團之資本開支將繼續以營運所得現金或手頭現金或銀行借貸或於需要時結合兩者而撥付。

於本年度，本集團並無訂立任何重大外滙合約、利率或貨幣掉期或其他財務衍生工具。本公司於回顧年度並無面對任何重大外滙波動風險。

分部資料與重要投資分析

China Enterprises Limited

於回顧年度，本集團實際持有55.22%實益權益之China Enterprises Limited(「China Enterprises」，股份於美國場外交易報告板(「OTCBB」)買賣之公司)因中國整體輪胎市場改善，令其二零零二年度經營業績有所回升。該公司來自持續經營業務之總收入增長25.0%至人民幣2,610,000,000元(二零零一年：人民幣2,090,000,000元)。China Enterprises中最活躍之附屬公司杭州中策橡膠有限公司(「杭州中策」)仍為其主要貿易公司，保持中國其中一間最大輪胎生產商之地位，並在毛利上錄得13.6%增長。

於回顧年度，China Enterprises出售兩間附屬公司煙台中策橡膠有限公司(「煙台橡膠」)及山東中策合成纖維有限公司(「山東合成纖維」)，並確認該等出售之已變現收益人民幣20,100,000元。

China Enterprises之綜合虧損淨額為人民幣262,800,000元(二零零一年：人民幣135,400,000元)，包括隨附辰達永安旅遊(控股)有限公司(「辰達永安」)可換股票據之認購期權公平值下跌所引致之虧損，China Enterprises自二零零二年四月十九日收購辰達永安起攤佔該公司之虧損，並錄得已終止經營業務長期資產減值虧損。

紐約證券交易所(「紐約交易所」)於二零零二年十二月三十一日知會China Enterprises，表示美國證券交易委員會批准紐約交易所根據一九三四年證券交易法申請將China Enterprises之普通股除牌及取消在紐約交易所之登記，由二零零二年十二月三十日起生效。另一方面，China Enterprises之普通股自二零零二年十一月二十六日起以CSHEF之股份代號在OTCBB買賣。

Australia Net.Com Limited

Australia Net.Com Limited之董事於本年度繼續發掘策略投資機會，以期為公司注入新動力。惜董事會未能物色到切合董事會對該公司日後發展路向之投資項目。

Tung Fong Hung Investment Limited（「東方紅」）

東方紅於本年度錄得虧損淨額28,000,000港元。虧損乃經濟表現疲弱拖累本地銷售所致。

雖然於二零零二年底獲香港衛生署正式頒發「優良藥品製造規範」認證，公司尚未發現西藥銷售出現任何重大轉變。由於在產品發掘與提出方案之過程中務須分秒必爭，於本年度未能落實向公共界別發售。面對擴充產量後生產員工數目以及經營成本上升，業務錄得經營虧損。惟管理層相信有關業務將自公共界別及海外市場之新市場分部中取得收益，對來年之資產負債水平有利。

東方紅不斷努力提升營運效率，現已成功削減營運開支，減輕成本負擔。縱然銷售額有所下跌，本地與海外零售網點之營運隨著落實削減成本措施而大有改善。管理層將繼續落實既有策略，進一步減省成本。

重大收購及出售事項

於二零零二年二月，China Enterprises（由本公司擁有55.2%實際股本權益及88.8%實際投票權）之全資附屬公司Million Good Limited與辰達永安訂立認購協議（「認購協議」），內容有關按每股0.027港元之發行價認購4,800,000,000股辰達永安股本中每股面值0.01港元之新股份，認購價須於認購協議完成時支付。China Enterprises與辰達永安亦同時訂立可換股票據之認購協議（「可換股票據協議」），內容有關辰達永安向China Enterprises或其代名人發行可換股票據，代價120,000,000港元，於可換股票據協議完成時支付，詳情請參閱二零零二年三月四日刊發致股東之通函。上述交易已於二零零二年四月完成。

於二零零二年六月，Calisan Developments Limited（「Calisan」）及威倫有限公司（「威倫」）為本公司主要股東，同意透過大福證券有限公司（「大福」）盡力配售合計92,000,000股本公司現有股份予獨立投資者，每股作價0.20港元。同日，本公司、Calisan及威倫（作為認購方），據此Calisan及威倫各同意根據Calisan、威倫及大福於二零零二年六月六日訂立之配售協議，認購當中所配售之50%本公司股份，惟所認購股數分別不多於46,000,000股本公司新股及46,000,000股本公司新股，每股認購股份作價0.20港元。該項交易已於二零零二年六月完成，詳情載於本公司在二零零二年六月七日發表之公佈。

於二零零二年六月，本公司作為認購方與東方燃氣集團有限公司（「東方燃氣」）（前稱友聯建築材料國際集團有限公司）訂立認購協議，內容有關以總認購價200,000,000港元認購20,000,000,000股東方燃氣股份。該項交易之進一步詳情載於二零零二年六月七日發表之聯合公佈。該項交易已於二零零二年九月完成。

於二零零二年七月，本公司與保華德祥建築集團有限公司之全資附屬公司Paul Y. Project Management International Limited訂立項目管理服務協議，內容有關為中國北京順義區李橋鎮工業區之發展項目提供項目管理服務，為期五年，總酬金不多於9,000,000港元。是項交易之進一步詳情載於二零零二年七月九日發表之公佈。

於二零零二年七月，本公司公佈建議透過配售新股按每股配售新股股份0.15港元之價格發行不少於276,489,471股新股份，連同紅利發行以集資約40,000,000港元所得款項淨額。本公司將按每持有兩股現有股份暫定配發一股配售新股股份予記錄日期之合資格股東，連同以每接納五股配售新股股份獲發三份認購權之基準發行紅利認股權證，初步認購價為0.16港元。配售新股及紅利發行已於二零零二年八月完成。

於二零零二年七月，本公司公佈進行大規模集團重組建議，主要內容包括本公司擁有65.6%權益之附屬公司珀麗酒店訂立認購協議、配售協議、首份、第二份及第三份買賣協議。建議協議完成後，珀麗酒店不再屬於本公司之非全資附屬公司。是項交易之進一步詳情載於二零零二年十月五日刊發之通函。是項交易已於二零零二年十二月完成。

於二零零二年十一月，本公司作為其中一名賣方與陽光文化媒體集團有限公司（「陽光媒體」作為買方）訂立有條件買賣協議（「買賣協議」），內容有關（其中包括）向陽光媒體出售91,635,700股現代旌旗出版股份（「銷售股份」）以及總額為3,050,000港元之現代旌旗出版認股權證（「銷售認股權證」）以及現代旌旗出版集團於買賣協議完成日期（「完成」）結欠本公司集團之股東貸款約15,500,000港元（「銷售貸款」）。陽光媒體將於完成時向本公司（或其代名人）以發行549,814,200股陽光媒體新股之方式支付銷售股份之代價，並於其時支付1.00港元現金支付銷售認股權證之代價，而股東貸款之代價則由陽光媒體於完成日期起計足兩個曆年之日，按每股陽光媒體股份0.10港元之價格向本公司（或其指定人士）以發行155,048,000股陽光媒體新股之方式支付。是項交易之進一步詳情載於二零零二年十二月二十七日刊發之通函。上述交易已於二零零三年一月完成。

於二零零三年一月，China Enterprises與寧夏銀川橡膠廠（「寧夏銀川」）訂立有條件買賣協議，據此China Enterprises同意悉數出售其於銀川中策（長城）橡膠有限公司之全部51%權益予寧夏銀川，作價人民幣35,000,000元（相等於33,000,000港元）。是項交易之進一步詳情載於二零零三年一月三十日刊發之通函。是項交易已於二零零三年二月完成。

或然負債

		本集團	
		二零零二年	二零零一年
		千港元	*千港元*
(a)	向以下人士發出之其他擔保：		
	聯營公司	**169,635**	182,302
	外界人士	**780**	780
		170,415	183,082

(b) 本公司就本公司全資附屬公司Tung Fong Hung Medicine (Retail) Limited與地鐵有限公司（「地鐵」）就租賃物業而簽訂之租賃協議項下之未付租金及未清償責任向地鐵提供擔保。

資產抵押

於二零零二年十二月三十一日，以下資產已作抵押，作為本集團所獲之備用信貸額之擔保：

- 於二零零二年十二月三十一日，並無抵押投資物業。於二零零一年十二月三十一日，賬面值約為17,630,000港元之投資物業。
- 賬面值為219,532,000港元（二零零一年：234,462,000港元）之若干物業、廠房及設備。
- 249,990,000港元（二零零一年：5,244,000港元）之證券投資。
- 於二零零二年十二月三十一日，並無抵押聯營公司之股份。於二零零一年十二月三十一日，賬面值約為53,194,000港元之若干聯營公司股份。
- 24,839,000港元（二零零一年：83,520,000港元）之銀行存款。
- 本公司一間附屬公司之全部資產，綜合資產淨值為45,746,000港元（二零零一年：無）。

於二零零一年，本集團已將其收費高速公路之收取路費收入權利抵押予一間銀行作為備用信貸額之抵押。該項抵押已隨本集團於本年度內出售收費高速公路權益而解除。

董事會仝寅謹向股東提呈本公司截至二零零二年十二月三十一日止年度之週年報告及經審核財務報表。

主要業務

本公司為一間投資控股公司，各主要附屬公司及聯營公司之業務分別載於財務報表附註18及19。

業績及轉撥

本集團截至二零零二年十二月三十一日止年度之業績及轉撥詳情載於第26頁綜合收益表。

董事並不建議派發股息。

主要客戶及供應商

本集團五大客戶之銷售總額佔總銷售額少於30%，而本集團五大供應商之購買總額亦佔總購買額少於30%。

股本及認股權證

年內，本公司按每股0.20港元之價格發行及配發92,000,000股每股面值0.10港元之普通股予其主要股東以換取現金。

本公司以配售新股(「配售新股」)之方式按每股配售新股股份0.15港元之認購價，向現有股東發行及配發276,489,471股每股面值0.10港元之普通股，比例為每持有兩股現有股份可認購一股配售新股股份，並連同紅利發行認股權證，基準為每接納五股配售新股股份可獲三份認購權，初步認購價為每股0.16港元(可予調整)。根據配售新股，165,893,682份紅利認股權證乃發行予股東，詳情載於本公司在二零零二年八月七日刊發之通函。

本年內本公司股本之變動及於二零零二年十二月三十一日未行使認股權證之相關資料載於財務報表附註28及29。

購買、出售或贖回上市證券

年內，本公司或其任何附屬公司概無購買、出售或贖回本公司任何上市證券。

集團重組

本集團於本年度進行大規模集團重組：

認購珀麗酒店集團有限公司(「珀麗酒店」，前稱中國置地集團有限公司)股份

珀麗酒店當時為本公司於香港聯合交易所有限公司(「香港聯交所」)上市之非全資附屬公司，與本公司聯營公司辰達永安旅遊(控股)有限公司(「辰達永安」，其股份亦於香港聯交所上市)訂立認購協議(「認購協議」)，據此辰達永安同意按每股0.30港元之發行價認購1,000,000,000股珀麗酒店新股份，總代價為300,000,000港元。

配售珀麗酒店股份及可換股票據

珀麗酒店與獨立配售代理訂立有條件配售協議，內容有關按每股0.30港元之發行價盡力配售1,333,333,333股珀麗酒店新股份。因受當時之市況影響，大部份股份未有配售，配售協議亦於二零零二年十月三十一日作廢失效。

二零零二年十月二十八日，珀麗酒店與獨立配售代理訂立兩份可換股票據配售協議，內容有關發行兩份可換股票據，本金總額分別為66,000,000港元(「首份可換股票據」)及45,000,000港元。該等可換股票據可按初步換股價每股珀麗酒店新股份0.30港元轉換為珀麗酒店股份。

二零零二年十月三十一日，珀麗酒店與獨立配售代理訂立另一份配售協議(「配售協議」)，內容有關按每股0.20港元之發行價盡力配售45,000,000股珀麗酒店新股份。

收購Shropshire Property Limited(「Shropshire」)

珀麗酒店與辰達永安訂立買賣協議以購入Shropshire全部已發行股本及股東貸款約44,400,000港元(「首份買賣協議」)，代價為110,000,000港元。代價以按每股代價股份0.30港元之價格發行366,666,666股珀麗酒店新股份之方式支付。Shropshire有權購入洛陽金水灣大酒店有限公司(「洛陽金水灣大酒店」)之60%權益。洛陽金水灣大酒店之主要資產為位於中華人民共和國(「中國」)洛陽市之金水灣大酒店。

集團重組 *(續)*

收購Rosedale Hotel Group Limited（「珀麗」）

珀麗酒店與保華德祥建築集團有限公司（「保華德祥」）訂立另一份有條件買賣協議，以購入英屬處女群島註冊成立之公司珀麗之全部已發行股本及股東貸款約482,500,000港元（「第二份買賣協議」），作價為現金250,000,000港元。珀麗之主要資產為位於香港銅鑼灣之珀麗酒店（「Best Western Rosedale on the Park」）。

收購Makerston Limited（「Makerston」）

珀麗酒店全資附屬公司Clever Basin Holdings Limited與Hutchison Hotels Holdings (International) Limited（「Hutchison Hotels Holdings」）訂立買賣協議以收購Makerston全部已發行股本及股東貸款約605,600,000港元（「第三份買賣協議」），總代價為515,000,000港元。代價以150,000,000港元現金及發行本金額為365,000,000港元之承兑票據支付。Makerston間接持有北京海逸酒店有限公司（「北京海逸」）之95%權益，北京海逸之主要資產為位於中國北京市之北京珀麗酒店（前稱北京海逸酒店）。

配售協議及首份可換股票據配售協議於二零零二年十一月二十九日完成。認購協議、首份、第二份及第三份買賣協議已於二零零二年十二月二日完成。

上述交易之詳情載於本公司在二零零二年十月五日所刊發之通函。

認購協議、配售協議及首份、第二份及第三份買賣協議完成後，本集團所持之珀麗酒店權益由約65.56%攤薄至約32.20%。

投資物業

年內，本集團因於珀麗酒店權益之攤薄而出售約28,000,000港元之投資物業。本集團亦以10,000,000港元代價出售約12,000,000港元之投資物業。

上述變動及本集團投資物業於年內之其他變動詳情載於財務報表附註13。

物業、廠房及設備

年內，本集團因於珀麗酒店權益之攤薄及出售附屬公司而出售賬面總值約1,479,000,000港元之物業、廠房及設備。

本集團就收購物業、廠房及設備錄得支出約334,000,000港元。

本集團之物業、廠房及設備錄得約346,000,000港元之減值虧損。

上述詳情及本集團與本公司之物業、廠房及設備於年內之其他變動詳情載於財務報表附註14。

發展中／待發展物業

年內，本集團之發展中／待發展物業錄得支出約4,000,000港元。本集團因於珀麗酒店權益之攤薄而出售賬面總值約141,000,000元之發展中／待發展物業。

本集團之發展中／待發展物業於年內之變動詳情載於財務報表附註15。

附屬公司及聯營公司

於本年度，本集團以代價約130,000,000港元購入辰達永安約34.58%權益，而本集團之權益於辰達永安發行新股份並購回股份後最終攤薄至約32.21%。

本集團於PacificNet, Inc.（前稱PacificNet.com, Inc.）之權益於PacificNet, Inc.配發及發行新股後由約29.52%攤薄至約9.93%。

於本年度，本集團購入東方燃氣集團有限公司（「東方燃氣」，前稱友聯建築材料國際集團有限公司）約43.06%權益，總代價約為200,000,000港元。

附屬公司及聯營公司(*續*)

本集團於現代旌旗出版集團有限公司(「現代旌旗出版」,前稱成報傳媒集團有限公司)之權益由現代旌旗出版進行配售新股及本集團於珀麗酒店之權益攤薄後由約27.97%攤薄至約19.69%。結算日後,本集團於現代旌旗出版之權益售予陽光文化媒體集團有限公司。

二零零一年底,China Enterprises Limited(「China Enterprises」)接獲紐約證券交易所(「紐約交易所」)通知,表示China Enterprises並不符合紐約交易所之規定,於連續30個交易日期間之平均全球市值低於15,000,000美元。China Enterprises向紐約交易所遞交業務計劃,務求於十八個月內將股價回復至符合持續上市準則。雖然有此計劃,但其股價於其後仍跌破紐約交易所另一項持續上市準則,該準則規定普通股之平均收市價於連續30個交易日內須最少達1.00美元。

二零零二年十一月二十六日,China Enterprises之普通股於二零零二年九月暫停買賣後,開始於美國場外交易報價板買賣。有關重審除牌決定之上訴經已提呈紐約交易所。

紐約交易所於二零零二年十二月三十一日知會China Enterprises,表示美國證券交易委員會批准紐約交易所根據一九三四年證券交易法將China Enterprises普通股除牌及取消China Enterprises在紐約交易所之登記,由二零零二年十二月三十日生效。

於本年度,本集團與威新集團有限公司(「威新集團」)訂立協議收購Wintime Property Developments Limited(「Wintime」)之65%權益及股東貸款約131,000,000港元,總代價為43,200,000港元,以及以總代價約43,200,000港元向威新集團出售Tenways Investments Limited之全部權益連同股東貸款約44,500,000港元。Wintime之主要資產為位於香港屯門之住宅物業。

本集團亦訂立協議向獨立第三方出售其於深圳龍城星源實業有限公司(「龍城星源」)之60%權益,代價約為60,000,000港元。龍城星源主要在中國經營收費高速公路。

此外,本集團亦出售其於若干中國附屬公司之權益,總代價為41,000,000港元。

主要附屬公司及聯營公司於二零零二年十二月三十一日之詳情分別載於財務報表附註18及19。

董事會

年內及直至本報告編製日期為止之本公司董事會成員為：

執行董事：

陳國強博士
（主席兼行政總裁）
Yap, Allan博士
（副主席）
李華健先生
（副董事總經理）
周美華女士
陳玲女士（於二零零二年七月二十二日獲委任）
連克農先生（於二零零二年十一月一日辭任）

陳國強博士之替任董事：
陳國鴻先生
Yap, Allan博士之替任董事：
呂兆泉先生
周美華女士之替任董事：
劉高原先生

獨立非執行董事：

卜思問先生
蔡學雯女士
唐偉先生（於二零零二年一月二十五日辭任）

根據本公司之公司章程細則第116條，Yap, Allan博士及周美華女士須於應屆股東週年大會輪值告退。此外，根據本公司之公司章程細則第99條，由上屆股東週年大會至本報告日期止期間獲委任之陳玲女士於應屆股東週年大會告退。所有退任董事均合資格並願意膺選連任。

擬於應屆股東週年大會上膺選連任之董事概無與本集團訂立本集團不可於一年內免付賠償(法定賠償除外)而終止之服務合約。

各非執行董事之任期為截至根據本公司之公司章程細則須輪值退任止期間。

董事及高級管理層之資料簡介

董事

陳國強博士，現年48歲，為本公司主席兼行政總裁。陳博士持有法律榮譽博士學位及土木工程學士學位，在建築業、地產業及策略投資方面積逾23年國際企業管理經驗。彼為德祥企業集團有限公司(「德祥企業」)、保華德祥建築集團有限公司(「保華德祥」)、錦興集團有限公司(「錦興」)及東方燃氣集團有限公司(「東方燃氣」)(該等公司之股份均在香港聯合交易所有限公司(「聯交所」)上市，及China Enterprises Limited(其股份於場外交易議價板買賣)(「China Enterprises」)之主席。陳博士亦為辰達永安旅遊(控股)有限公司(其股份於聯交所上市)之執行董事及Downer EDI Limited(「Downer」，其股份於澳洲證券交易所及新西蘭証券交易所上市之公司)之非執行董事。

Yap, Allan博士，現年47歲，為本公司副主席。彼持有法律榮譽博士，並於金融、投資及銀行方面積逾21年經驗。Yap博士為錦興之董事總經理及China Enterprises及東方燃氣之副主席，以及辰達永安之執行董事。Yap博士亦為加拿大上市公司Burcon NutraScience Corporation ("Burcon")之主席兼行政總裁，新加坡上市公司普威聯營有限公司(「普威」)及台灣上市公司鼎營科技股份有限公司(「鼎營」)之董事。

李華健先生，現年47歲，為本公司副董事總經理。彼亦為本公司大中華區總裁。李先生並擁有逾22年國際貿易、投資及企業管理經驗、熟悉中國的政策法規和投資環境。李先生於一九九八年加入本公司。

周美華女士，現年48歲，為本公司執行董事。彼於國際企業管理及財務方面積逾23年經驗。周女士持有商業學士及碩士學位，並為香港會計師公會會員、澳洲會計師公會會員及加拿大公認會計師協會會員。彼為德祥企業之董事總經理及東方魅力集團有限公司(「東魅」)、保華德祥及珀麗酒店集團有限公司(「珀麗酒店」)之執行董事(該等公司之股份於聯交所上市)，亦為Burcon之董事。周女士於二零零零年加入本公司。

陳玲女士，現年37歲，於一九九六年加入本公司並於二零零二年七月委任為本公司執行董事，陳女士於國際會計師行及上市公司具15年核數、會計及財務之經驗。彼為澳洲特許會計師公會會員、英國特許公認會計師公會資深會員及香港執業會計師。彼亦為辰達永安集團之財務總監。

董事及高級管理層之資料簡介 *(續)*

董事 *(續)*

卜思問先生，現年49歲，於二零零零年二月獲委任為本公司獨立非執行董事。卜先生於投資及金融界擁有逾20年經驗，非常熟悉有關中國之投資事宜，尤其對科技、房地產及直接投資等行業亦有深入了解。彼曾於所羅門兄弟花旗銀行、美國亞洲銀行及Prudential Asia工作。

蔡學雯女士，現年42歲，於二零零一年四月獲委任為本公司獨立非執行董事。彼出任香港多間上市公司之董事。蔡女士為香港及英國執業律師，亦為國際律師行盛德律師事務所之合夥人。

陳國鴻先生，現年44歲，為本公司之替任董事。陳先生於二零零零年加入本公司持有文學文憑，在中國貿易經營方面積逾18年經驗。陳先生為珀麗酒店主席、德祥企業、錦興及東方燃氣之執行董事。彼為本公司主席兼行政總裁陳國強博士之胞弟。

劉高原先生，現年51歲，為本公司替任董事。彼於建築業內積逾30年國際企業管理經驗。劉先生為Downer主席、德祥企業及保華德祥之副主席及新世界數碼基地有限公司(其股份於聯交所上市)之董事。劉先生於二零零零年加入本公司。

呂兆泉先生，現年46歲，為本公司替任董事。彼為專業會計師，曾任職一家國際會計師行逾12年，並曾在多間私人及上市公司擔任財務方面之高職。呂先生為錦興之副董事總經理，彼亦為辰達永安之執行董事、普威及鼎營之董事。呂先生於二零零零年加入本公司。

高級管理層

朱之霖先生，現年37歲，為大中華區副總裁。彼持有台灣China Europe International Business School之M. Engineer of S.J.S.M.I.T碩士學位及加拿大溫哥華Kingston College之市場學碩士學位。彼擁有逾10年之中國經驗，並於ISO系統管理及物流管理方面具備豐富經驗。朱先生負責管理、業務發展及中國特別項目等事務。

Law, Dorothy女士，現年33歲，為China Enterprises董事。彼持有加拿大英屬哥倫比亞大學商業學士學位及法律學士學位。彼為英屬哥倫比亞省之執業大律師及律師，亦為香港高等法院之認可執業律師。Law女士亦為Burcon董事及錦興之公司律師。

董事及高級管理層之資料簡介*(續)*

高級管理層*(續)*

張詩敏女士，現年32歲，於二零零二年九月加入本集團擔任財務總監。彼持有紐西蘭奧克蘭大學商業學士及文學士學位，且為香港會計師公會會員及澳洲執業會計師。加入本集團前，張女士曾於本港及海外工作，並於私人公司及上市公司累積核數及財務管理等多方面經驗。

董事於股份及認股權證之權益

於二零零二年十二月三十一日，各董事於本公司及其相聯法團(按證券(披露權益)條例(「披露權益條例」)之涵義)之股本中擁有根據披露權益條例第28條已通知本公司及香港聯合交易所有限公司(「香港聯交所」)之權益(包括根據披露權益條例第31條或附表第一部份彼等被認為或被視作擁有之權益)，或根據披露權益條例第29條須列入該條例所述之登記冊內，或根據香港聯交所證券上市規則(「上市規則」)所載上市公司董事進行證券交易的標準守則(「標準守則」)已通知本公司及香港聯交所之權益如下：

本公司

	股份數目*(附註1)*			
董事姓名	**個人權益**	**家族權益**	**公司權益**	**認購權證款項**
陳國強*(附註2)*	–	–	120,660,000	3,861,120港元

附註：

1. 本公司股本中每股面值0.10港元之股份。

2. 陳國強博士由於擁有Chinaview International Limited (「Chinaview」)而擁有Calisan Developments Limited (「Calisan」)之權益，故被視為於Calisan所持有之120,660,000股本公司股份以及總值3,861,120港元之認股權證中擁有權益。有關詳情載於「主要股東」一節。

除上文所披露者外，於二零零二年十二月三十一日，本公司之董事或彼等之聯繫人概無於本公司或其任何相聯法團(按披露權益條例之涵義)之任何股份中擁有任何個人、家族、公司或其他權益，或擁有根據標準守則須通知本公司及香港聯交所之權益。

董事購買股份或債券之權利

本公司購股權計劃之詳情載於本財務報表附註30。

本公司

年內根據本公司之購股權計劃授予董事之購股權披露如下：

董事姓名	授出日期	可行使期間	行使價 *港元*	*附註*	購股權涉及之股份數目 於二零零二年一月一日尚未行使	年內放棄／失效	調整	於二零零二年十二月三十一日尚未行使
陳玲*	一九九七年七月二十一日	一九九八年七月二十一日至二零零二年七月二十日	6.060	*(i)*	9,750	(9,750)	-	-
	二零零零年一月十二日	二零零零年一月十八日至二零零五年一月十七日	3.440	*(ii)*	50,000	-	(50,000)	-
			3.145		-	-	75,000	75,000
					59,750	(9,750)	25,000	75,000

於董事會報告書刊發日期，根據本公司購股權計劃可予發行之股份總數為510,000股，佔報告書刊發日期本公司已發行股份之0.06%。

* *陳玲於二零零二年七月二十二日獲委任為董事。*

附註：

(i) 由於所有購股權在配售新股生效前經已失效，故毋須對授出之購股權行使價及數目進行調整。

(ii) 配售新股後，購股權之行使價由原行使價3.440港元調整為3.145港元。購股權數目同樣因配售新股而有所調整。

China Enterprises

China Enterprises之購股權計劃之詳情載於財務報表附註30。

主要股東

根據披露權益條例第16條規定須予保存之登記冊所載，就披露權益條例第3至第7條而言，於二零零二年十二月三十一日，下列股東擁有本公司已發行股本10%或以上之權益：

名稱	*附註*	股份數目	概約持股百分比
Calisan	*1*	120,660,000	14.5%
Great Decision Limited	*1*	120,660,000	14.5%
Paul Y. - ITC Investment Group Limited	*1*	120,660,000	14.5%
Paul Y. - ITC Construction Holdings (B.V.I.) Limited	*1*	120,660,000	14.5%
保華德祥	*1*	120,660,000	14.5%
Hollyfield Group Limited	*1*	120,660,000	14.5%
ITC Investment Holdings Limited (「ITC Investment」)	*1*	120,660,000	14.5%
德祥企業	*1*	120,660,000	14.5%
Galaxyway Investments Limited	*1*	120,660,000	14.5%
Chinaview	*1*	120,660,000	14.5%
陳國強博士	*1*	120,660,000	14.5%
威倫有限公司	*2*	120,660,000	14.5%
Powervote Technology Limited	*2*	120,660,000	14.5%
Hanny Magnetics (B.V.I.) Limited	*2*	120,660,000	14.5%
錦興	*2*	120,660,000	14.5%

附註：

1. 陳國強博士擁有Chinaview全部權益，而Chinaview擁有Galaxyway Investments Limited(「Galaxyway」)全部權益。Galaxyway擁有德祥企業超過三分之一已發行普通股本。德祥企業擁有ITC Investment之全部權益，而ITC Investment則擁有Hollyfield Group Limited(「Hollyfield」)之全部權益。Hollyfield擁有保華德祥超過三分之一已發行股本。保華德祥擁有Paul Y. - ITC Construction Holdings (B.V.I.) Limited (「PYBVI」)之全部權益，而PYBVI擁有Paul Y. - ITC Investment Group Limited(「PYITCIG」)全部權益。PYITCIG擁有Great Decision Limited(「GDL」)全部權益，而GDL擁有Calisan全部權益。因此，GDL、PYITCIG、PYBVI、保華德祥、Hollyfield、ITC Investment、德祥企業、Galaxyway、Chinaview及陳國強博士被視為於Calisan所持有之120,660,000股本公司股份中擁有權益。

2. 威倫有限公司(「威倫」)由Powervote Technology Limited(「PTL」)全資擁有，而PTL由Hanny Magnetics (B.V.I.) Limited(「Hanny Magnetics」)全資擁有。Hanny Magnetics由錦興全資擁有。PTL、Hanny Magnetics及錦興被視為於威倫所持有之120,660,000股本公司股份中擁有權益。

主要股東 *(續)*

除本年報所披露者外，就本公司任何董事所知，於二零零二年十二月三十一日，概無任何人士於本公司之已發行股本中直接或間接擁有10%或以上權益。

關連交易

1. 於二零零一年一月三十日，本公司透過其全資附屬公司Happy Access Limited向珀麗酒店提供120,000,000港元之貸款作為營運資金。該貸款為無抵押、按當時市場利率計息並須由提取貸款之日期起計兩年內償還。於二零零二年一月一日至珀麗酒店成為本公司聯營公司止期間，珀麗酒店已就此錄得利息支出約4,565,000港元。截至本報告日期，珀麗酒店集團已償付本金額57,461,000港元。

2. 於二零零一年二月二十八日，珀麗酒店之全資附屬公司明鴻（控股）有限公司與旋高有限公司及Gunnell Properties Limited（「業主」）訂立租用位於香港九龍觀塘鴻圖道51號保華企業中心27樓之物業之租約，由二零零一年三月一日至二零零三年二月二十八日（包括首尾兩天）止，為期兩年，每月租金為193,558港元。

   由於業主為保華德祥之全資附屬公司，故根據上市規則，該交易構成本公司之關連交易。

3. 於二零零一年五月十七日，本公司透過其全資附屬公司Winning Effort Limited向珀麗酒店提供人民幣4,800,000元之貸款作為營運資金。該貸款為無抵押、按年息6厘計息及須於提取貸款之日期起計兩年內償還。於二零零二年一月一日至珀麗酒店成為本集團聯營公司止期間，珀麗酒店已就此錄得利息支出約249,000港元。

4. 二零零二年七月九日，本公司與Paul Y. Project Management International Limited（「Paul Y. Project」）訂立協議，據此本公司同意委聘Paul Y. Project為項目經理，向中國北京市順義區李橋鎮工業區發展項目提供項目管理服務，由協議訂立日期起計為期五年。Paul Y. Project收取之薪金按就該項目所僱用之Paul Y. Project團隊之基本薪金加100%利潤額計算，惟不得超出9,000,000港元。提供項目管理服務之直接開支以實報實銷基準支付予Paul Y. Project 。於本年度，本公司向Paul Y. Project支付項目管理費約1,900,000港元。

關連交易(續)

由於Paul Y. Project為本公司主要股東保華德祥之全資附屬公司，根據上市規則，是項交易構成本公司之關連交易。

5. 二零零二年七月二十二日，珀麗酒店與保華德祥訂立有條件買賣協議，向保華德祥購入Rosedale Hotel Group Limited(英屬處女群島註冊成立之公司，間接擁有珀麗酒店)之全部已發行股本及股東貸款約482,500,000港元，作價為現金250,000,000港元。由於保華德祥為本公司主要股東，根據上市規則，是項交易構成關連交易。交易於二零零二年十二月二日完成。

6. 於本年度，珀麗酒店兩家全資附屬公司Multi-Million Assets Limited (「Multi-Million」)及合榮投資有限公司(「合榮」)委聘Rosedale Hotel Management International Limited(「Rosedale International」)代表合榮管理廣州珀麗酒店(「酒店」)，由二零零二年五月起計為期10年。二零零二年一月一日至珀麗酒店成為本集團聯營公司期間，Multi-Million向Rosedale International 支付之管理費為730,187港元。

   由於Rosedale International為保華德祥之附屬公司，根據上市規則，該項交易構成本公司之持續關連交易。

   獨立非執行董事經已審閱該等持續關連交易，並確認有關交易：

   a. 於Multi-Million、合榮、珀麗酒店及Rosedale International之日常業務範圍內進行；

   b. 按日常商業條款進行；

   c. 對本公司股東而言屬公平合理；及

   d. Rosedale International於年內收取之管理費總額不超出本集團於截至二零零二年十二月三十一日止年度有形資產淨值3%。

關連交易 *(續)*

7. 二零零三年一月，China Enterprises與寧夏銀川橡膠廠（因身為銀川中策（長城）橡膠有限公司（「銀川中策」）之主要股東而屬於本公司關連人士）訂立有條件買賣協議，以代價人民幣35,000,000元（相等於約33,000,000港元）出售其於銀川中策之全部51%權益。

最佳應用守則

董事認為，本公司於年內一直遵守上市規則附錄14所載之最佳應用守則，惟本公司獨立非執行董事並非以指定任期委任，而須根據本公司之公司章程細則在股東週年大會上輪值告退及膺選連任。

結算日後事項

於結算日後之重大事項詳情載於財務報表附註44。

核數師

有關重新委聘德勤•關黃陳方會計師行連任本公司核數師之決議案將在本公司之股東週年大會上提呈。

代表董事會

主席
陳國強博士

香港
二零零三年四月二十三日

德勤 • 關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致中策集團有限公司股東
(於香港註冊成立之有限公司)

本核數師行已完成審核載於第26頁至第86頁按照香港普遍採納之會計原則編製的財務報表。

董事及核數師的個別責任

公司條例規定董事須編製真實與公平的財務報表。在編製該等財務報表時，董事必須選取並貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果，對該等財務報表表達獨立的意見，並向股東作出報告。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷，所釐定的會計政策是否適合　貴公司及　貴集團的具體情況、及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作出合理確定。在表達意見時，本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立合理的基礎。

意見

本行認為上述的財務報表均真實與公平地反映　貴公司及　貴集團於二零零二年十二月三十一日的財政狀況及　貴集團截至該日止年度的虧損和現金流量，並已按照香港公司條例之披露要求而妥善編製。

德勤 • 關黃陳方會計師行
香港執業會計師

二零零三年四月二十三日

	附註	二零零二年 千港元	二零零一年 千港元
營業額	4	**3,601,735**	3,234,404
銷售成本		**(3,052,768)**	(2,971,785)
毛利		**548,967**	262,619
其他經營收入	6	**232,887**	157,788
分派成本		**(248,218)**	(179,879)
行政支出		**(221,624)**	(242,694)
其他支出	7	**(760,544)**	(899,522)
經營虧損	8	**(448,532)**	(901,688)
融資成本	10	**(109,460)**	(81,462)
所佔聯營公司之業績		**(137,574)**	(17,997)
稅前虧損		**(695,566)**	(1,001,147)
稅項	11	**(18,041)**	(5,982)
未計少數股東權益之虧損		**(713,607)**	(1,007,129)
少數股東權益		**236,500**	408,399
年度虧損淨額		**(477,107)**	(598,730)
每股虧損			
基本	12	**(0.77)港元**	(1.28)港元

	附註	二零零二年 千港元	二零零一年 千港元
非流動資產			
投資物業	13	–	49,341
物業、廠房及設備	14	**746,778**	2,452,199
發展中／待發展物業	15	–	137,000
收購土地使用權所付款項	16	**14,687**	2,727
商譽	17	**30,953**	32,708
於聯營公司之權益	19	**681,328**	176,268
應收賬款－一年後到期	20	**22,586**	302,439
證券投資	21	**410,685**	473,408
借予少數股東之貸款	22	–	26,765
		1,907,017	3,652,855
流動資產			
待售物業	23	–	32,881
存貨	24	**827,744**	790,288
應收貿易賬款	25	**533,959**	481,024
應收賬款－一年內到期	20	**680,659**	107,195
應收聯營公司款項	19	**60,535**	13,517
其他應收款項、按金及預付款項		**253,069**	298,722
提供予承建商之墊款		–	9,439
可收回利得稅及其他可收回稅項		–	208
證券投資	21	**37,363**	40,000
已抵押銀行存款		**24,839**	83,520
銀行結餘及現金		**425,397**	744,927
		2,843,565	2,601,721
流動負債			
應付賬款、其他應付款項及應計費用	26	**892,164**	995,706
應付關連公司款項－一年內到期	27	**46,155**	36,492
應付聯營公司款項	19	**189**	9,625
應付所得稅及其他應付稅項		**52,694**	32,871
銀行貸款及其他借款－一年內到期	33	**996,861**	922,272
		1,988,063	1,996,966
流動資產淨值		**855,502**	604,755
		2,762,519	4,257,610

	附註	二零零二年 千港元	二零零一年 千港元
資本及儲備			
股本	28	**82,947**	46,098
儲備		**1,644,199**	2,174,692
		1,727,146	2,220,790
少數股東權益		**722,395**	1,323,582
非流動負債			
銀行貸款及其他借款－一年後到期	33	**86,949**	593,121
應付關連公司款項－一年後到期	27	**226,029**	–
已收按金	34	**–**	76,638
少數股東提供之貸款	22	**–**	43,479
		312,978	713,238
		2,762,519	4,257,610

刊於第26頁至第86頁之財務報表已於二零零三年四月二十三日獲董事會批准及授權刊行，並由下列董事代表簽署：

陳國強博士
主席

Yap, Allan博士
副主席

資產負債表

於二零零二年十二月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
非流動資產			
物業、廠房及設備	14	**7,830**	8,722
收購土地發展權所付款項	16	**14,687**	2,727
於附屬公司之投資	18	**319,966**	329,186
應收附屬公司款項	18	**1,741,781**	1,515,455
於聯營公司之投資	19	**2**	2
應收賬款－一年後到期	20	**22,586**	25,246
證券投資	21	**10,717**	19,517
		2,117,569	1,900,855
流動資產			
應收聯營公司款項	19	**14**	473
應收賬款－一年內到期	20	**59,943**	16,239
其他應收款項、按金及預付款項		**8,354**	2,687
銀行結餘及現金		**54,172**	106,491
		122,483	125,890
流動負債			
應付賬款、其他應付款項及應計費用		**53,671**	2,674
應付關連公司款項－一年內到期	27	**2,115**	1,073
應付聯營公司款項	19	**187**	–
銀行貸款及其他借款－一年內到期	33	**43,473**	20,011
		99,446	23,758
流動資產淨值		**23,037**	102,132
		2,140,606	2,002,987
資本及儲備			
股本	28	**82,947**	46,098
儲備	31	**1,155,005**	1,246,936
		1,237,952	1,293,034
非流動負債			
銀行貸款及其他借款－一年後到期	33	**24**	35
應付附屬公司款項	18	**676,601**	709,918
應付聯營公司款項－一年後到期	27	**226,029**	–
		2,140,606	2,002,987

陳國強博士
主席

Yap, Allan博士
副主席

	股本	股份溢價	特別資本儲備	資本贖回儲備	綜合賬目產生之商譽	滙兌儲備	其他非供分派儲備	保留溢利（虧絀）	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零一年一月一日	460,979	1,876,729	–	233	202,694	4,878	34,403	269,938	2,849,854
滙兌調整	–	–	–	–	–	(7,277)	–	–	(7,277)
應佔聯營公司儲備變動淨額	–	–	–	–	–	(72)	–	–	(72)
未於綜合收益表確認之虧損淨額	–	–	–	–	–	(7,349)	–	–	(7,349)
因股本重組而產生 *(附註28)*	(414,881)	–	414,881	–	–	–	–	–	–
附屬公司及聯營公司之商譽減值虧損	–	–	–	–	14,005	–	–	–	14,005
出售／攤薄附屬公司權益時變現	–	–	–	–	(25,262)	(650)	(11,078)	–	(36,990)
調撥自保留溢利	–	–	–	–	–	–	12,068	(12,068)	–
本年度虧損淨額	–	–	–	–	–	–	–	(598,730)	(598,730)
於二零零一年十二月三十一日	46,098	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,220,790
滙兌調整	–	–	–	–	–	(1,144)	–	–	(1,144)
應佔聯營公司儲備變動淨額	–	–	–	–	–	904	(278)	–	626
未於綜合收益表確認之虧損淨額	–	–	–	–	–	(240)	(278)	–	(518)
發行股份 *(附註28)*	9,200	–	–	–	–	–	–	–	9,200
以配售新股發行股份 *(附註28)*	27,649	–	–	–	–	–	–	–	27,649
發行股份所得股份溢價	–	23,024	–	–	–	–	–	–	23,024
發行股份開支	–	(2,405)	–	–	–	–	–	–	(2,405)
出售／攤薄聯營公司權益時變現	–	–	–	–	3,544	(1,322)	86	–	2,308
出售／攤薄附屬公司權益時變現	–	–	–	–	(71,028)	(2,190)	(2,577)	–	(75,795)
調撥自保留溢利	–	–	–	–	–	–	3,215	(3,215)	–
本年度虧損淨額	–	–	–	–	–	–	–	(477,107)	(477,107)
於二零零二年十二月三十一日	82,947	1,897,348	414,881	233	123,953	(6,873)	35,839	(821,182)	1,727,146
歸屬於：									
本公司及其附屬公司	82,947	1,897,348	414,881	233	55,395	(6,454)	36,000	(656,920)	1,823,430
聯營公司	–	–	–	–	68,558	(419)	(161)	(164,262)	(96,284)
	82,947	1,897,348	414,881	233	123,953	(6,873)	35,839	(821,182)	1,727,146

本集團之特別資本儲備代表附註28(a)所述之削減股本產生之金額。

於二零零二年十二月三十一日綜合賬目產生之商譽代表收購附屬公司產生之商譽16,344,000港元(二零零一年：16,344,000港元)。綜合賬目產生之商譽內並無收購聯營公司產生之商譽(二零零一年：3,544,000港元)。

於二零零二年十二月三十一日綜合賬目產生之商譽代表收購附屬公司產生之負商譽71,739,000港元(二零零一年：211,325,000港元)。截至二零零二年十二月三十一日綜合賬目產生之商譽包括珀麗酒店權益被攤薄後聯營公司應佔之負商譽68,558,000港元(二零零一年：無)。

本集團其他非供分派之儲備包括根據中國法規須自本公司之中國附屬公司之除税後溢利中調撥之法定儲備。調撥金額乃由該等中國附屬公司之董事會酌情決定。

	二零零二年 *千港元*	二零零一年 *千港元*
經營業務		
經營虧損	**(448,532)**	(901,688)
就以下項目作出調整：		
股息收入	**(3,732)**	(5,509)
利息收入	**(37,956)**	(71,725)
物業、廠房及設備折舊	**136,522**	140,743
攤銷無形資產	–	4,934
攤銷商譽	**1,634**	495
持有證券投資之未變現虧損	**232,636**	139,972
出售證券投資之(收益)虧損	**(71,760)**	15,182
呆壞賬撥備	**85,741**	74,582
物業、廠房及設備之減值虧損	**345,761**	529,041
附屬公司及聯營公司之商譽減值虧損	**–**	14,005
於聯營公司之權益之減值虧損	**–**	3,587
發展中／待發展物業之減值虧損	**–**	28,793
待售物業之減值虧損	**1,185**	11,081
投資物業之減值虧損	**9,069**	–
投資物業重估虧絀	**–**	19,977
存貨撥備	**20,347**	10,012
貸款及應收利息撥備	**57,232**	50,413
出售物業、廠房及設備之(收益)虧損	**(82)**	2,827
出售／攤薄於附屬公司權益之收益	**(64,193)**	(63,047)
出售／攤薄於聯營公司權益之收益	**(14,980)**	–
出售投資物業之虧損	**2,000**	50
營運資金變動前之經營現金流量	**250,892**	3,725
待售物業減少	**51,796**	70,300
存貨增加	**(103,859)**	(57,621)
應收貿易賬款增加	**(95,961)**	(11,759)
其他應收款項、按金及預付款項增加	**(54,138)**	(109,333)
向承建商墊支減少	**9,439**	–
應付賬款、其他應付款項及應計費用增加	**332,428**	198,178
應付所得税及其他應付税項增加(減少)	**5,112**	(7,614)
經營所得現金淨額	**395,709**	85,876
利息支出	**(96,496)**	(121,235)
已付附屬公司少數股東之股息	**(4,285)**	(4,124)
已繳其他司法權區税項	**(2,869)**	(8,953)
已收其他司法權區税項撥回	**–**	6
經營業務所得(所用)之現金淨額	**292,059**	(48,430)

	附註	二零零二年 千港元	二零零一年 千港元
投資業務			
應收款項之償還款項		**545,621**	389,990
出售證券投資所得款項		**277,823**	400,960
出售物業、廠房及設備所得款項		**77,670**	5,818
已抵押銀行存款減少		**58,681**	528,831
已收利息		**2,759**	71,725
出售／攤薄聯營公司權益所得款項		**9,204**	–
少數股東之償還款項		**5,357**	1,309
出售／攤薄附屬公司所得款項（已扣除出售之現金及現金等額）	35	**(38,484)**	283,806
證券投資所得股息		**3,732**	5,509
應收賬款之墊款		**(1,226,081)**	(670,140)
購入證券投資		**(365,544)**	(282,802)
於聯營公司之投資		**(347,189)**	(44,100)
購置物業、廠房及設備		**(327,081)**	(279,977)
就收購附屬公司之已付按金		**(75,000)**	–
提供予聯營公司之墊款		**(47,018)**	(17,560)
購入附屬公司(已扣除購入之現金及現金等額)	36	**(511)**	(354,450)
收購土地發展權所付款項		**(11,960)**	(2,727)
發展中／待發展物業之成本		**(3,760)**	(8,392)
出售投資物業所得款項		**–**	14,450
聯營公司之資本匯回利潤		**–**	9,366
投資業務(所用)所得現金淨額		**(1,461,781)**	51,616
融資活動			
預收應付借貸		**986,017**	–
新籌集之銀行貸款及其他借貸		**1,414,478**	1,183,688
發行可換股票據		**66,000**	–
發行股份所得款項		**59,873**	–
少數股東出資		**48,816**	42,602
預收已收存款		**10,795**	–
償還銀行貸款及其他借貸		**(1,256,252)**	(1,393,529)
償還應付貸款		**(450,851)**	–
向少數股東償還之款項		**(43,104)**	–
向關連公司償還之款項		**(7,027)**	(16,917)
發行股份支出		**(2,405)**	–
還款予聯營公司		**(71)**	–
融資租約債項之償還款項		**(13)**	(9)
關連公司提供之墊款		**–**	53,409
聯營公司提供之墊款		**–**	9,625
融資活動所得(所用)現金淨額		**826,256**	(121,131)
現金及現金等額減少		**(343,466)**	(117,945)
年初之現金及現金等額		**744,927**	873,326
滙率變動之影響		**474**	(10,454)
年終之現金及現金等額		**401,935**	744,927

	二零零二年 千港元	二零零一年 千港元
現金及現金等額結餘分析		
銀行結餘及現金	**425,397**	744,927
銀行透支	**(23,462)**	–
	401,935	744,927

1. 一般事項

本公司為於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司(「香港聯交所」)上市。

本公司為一間投資控股公司，其主要附屬公司及聯營公司之業務載於附註18及19。

2. 採納新增及經修訂之會計實務準則

於本年度，本集團首次採納香港會計師公會頒佈之多項新增及經修訂會計實務準則。採納該等會計實務準則導致現金流量表及權益變動表之呈列格式有變，但對現時或以往會計期間之業績並無重大影響。因此，毋須作出前期調整。

外幣

會計實務準則第11號「外幣換算」之修訂取消了以往可按年結日匯率換算海外附屬公司/聯營公司收益表之選擇。此項會計政策之轉變對目前或以往會計期間之業績並無重大影響。

正終止經營業務

會計實務準則第33號「正終止經營業務」關於正終止經營業務之財務資料呈報，並取代了以往在會計實務準則第2號「期間溢利或虧損淨額、重大錯誤及會計政策轉變」所收錄之規定。根據會計實務準則第33號，有關正終止經營業務之財務報表金額自訂立具約束力之銷售協議，或自詳盡終止經營業務計劃公佈起分開披露。採納會計實務準則第33號導致本集團將收費高速公路、消費品、電子產品、物業投資及酒店業務劃分為本年度之正終止經營業務，詳情載於附註5。

僱員福利

於本年度，本集團採納會計實務準則第34號「僱員福利」，該準則引入有關僱員福利之計量準則，當中包括退休福利計劃。由於本集團只參與定額供款退休福利計劃，採納會計實務準則第34號對財務報表並無重大影響。

3. 主要會計政策

財務報表乃根據歷史成本慣例法編製，並就投資物業及證券投資之估值作出修訂。

財務報表已遵照香港公認會計準則編製。所採納之主要會計政策如下：

綜合賬目基準

綜合財務報表包括本公司及其附屬公司每年結算至十二月三十一日止之財務報表。

於年內收購或出售之附屬公司及聯營公司業績分別由收購生效日期起或截至出售生效日期止(如適用)計入綜合收益表內。

商譽

綜合賬目產生之商譽指收購成本高於本集團於收購附屬公司或聯營公司之日應佔有關公司之可辨識資產與負債公平值之數。

二零零一年一月一日前收購產生之商譽將繼續保留在儲備，並會於出售有關附屬公司或聯營公司時或決定商譽出現減值時在收益表扣除。

二零零一年一月一日後收購產生之商譽會撥作資本並按其估計可用經濟年期以直線基準攤銷。收購聯營公司產生之商譽計入聯營公司之賬面值。收購附屬公司產生之商譽在資產負債表內另行呈列。

出售附屬公司或聯營公司時，出售之損益已計及未攤銷商譽之應佔金額／以往以儲備撇銷之商譽之應佔金額。

負商譽

負商譽指本集團於收購附屬公司或聯營公司之日應佔有關公司之可辨識資產與負債之公平值高於收購代價之數。

二零零一年一月一日前收購產生之負商譽將繼續保留在儲備，並會於出售有關附屬公司或聯營公司時計入收益表。

二零零一年一月一日後收購產生之負商譽會列作資產之扣減並將根據產生有關結餘之情況之分析回撥為收益。

倘負商譽乃源自在收購當日經已預期之虧損或開支，則會於有關虧損或開支產生期間回撥為收益。其餘負商譽將按可辨識之所收購可折舊資產之尚餘平均使用年期以直線基準確認為收益。倘有關負商譽超出已收購可辨識非貨幣資產之總公平值，則會即時確認為收益。

3. 主要會計政策（續）

負商譽（續）

收購聯營公司產生之負商譽自聯營公司之賬面值扣除。收購附屬公司產生之負商譽在資產負債表內另外列作資產之扣減。

於附屬公司之投資

於附屬公司之投資乃按成本值減任何已辨識之減值虧損在本公司之資產負債表列賬。

於聯營公司之投資

綜合收益表包括本集團所佔聯營公司於本年度之收購後業績。在綜合資產負債表內，於聯營公司之權益乃按本集團所佔聯營公司之資產淨值減任何已辨識之減值虧損列賬。

本公司按年內已收及應收股息計算所佔聯營公司之業績。於聯營公司之投資乃按成本值減任何已辨識之減值虧損後在本公司之資產負債表列賬。

收入之確認

本集團於本年度之收入乃按下列基準確認：

銷售貨品乃在貨品交付客戶及貨品擁有權已轉移至客戶時予以確認。

酒店房間及其他配套服務之收入乃於提供服務時予以確認。

出售已落成物業之收入乃於訂立具約束力之買賣協議時予以確認。

證券投資所得股息收入乃在股東收取股息之權利確定後予以確認。

利息收入乃根據未償還之本金按時間比例及適用息率累計。

銷售報章之收入乃於交付報章時予以確認。

報章廣告收入乃於有關廣告刊登時予以確認。

租金收入（包括就附有營業租約之物業預早開列發票之租金）乃於有關租約期內按直線基準予以確認。

資產減值

本集團於每個結算日均會對有形及無形資產之賬面值作出評估，以確認有否任何跡象顯示有關資產出現減值。倘估計資產之可收回金額低於其賬面值，則會將資產之賬面值調低至可收回金額，減值虧損乃即時確認為開支。

3. 主要會計政策（續）

資產減值（續）

倘減值虧損其後出現逆轉，則有關資產之賬面值將調升至經修訂之估計資產可收回金額，惟增加之賬面值不得超出假設有關資產未有於過往年度確認減值虧損時所釐定之賬面值。減值虧損之撥回即時確認為收益。

投資物業

投資物業指因其具有投資潛力而持有之已落成物業，任何租金收入將按公平原則協商釐定。

投資物業乃按結算日之公開市值（以專業估值為依據）入賬。重估投資物業而產生之盈餘或虧損計入投資物業重估儲備內或自投資物業重估儲備中扣除，除非此項儲備之結餘不足以彌補虧損則除外：在此情況下，虧損超出投資物業重估儲備結餘之部份自收益表中扣除。倘虧損在之前已在收益表中扣除，而其後出現重估盈餘，則該項盈餘會根據不超出之前已扣除之虧損之準則撥入收益表內。

於出售投資物業時，被出售物業應佔之投資物業重估儲備餘額轉入收益表。

投資物業並無計算折舊及攤銷，惟未屆滿年期（包括續租年期）為二十年或以下者除外。

物業、廠房及設備

在建物業及在建工程

在建物業及在建工程按成本（包括根據本集團之會計政策撥作資本之土地成本及相關建築成本及借貸成本）減去累計減值虧損列賬。在建物業及在建工程亦不予折舊或攤銷，直至有關物業或資產落成及投入用途為止。

其他物業、廠房及設備

物業、廠房及設備（在建物業、收費高速公路及在建工程除外）乃按成本減折舊以及累計減值虧損列賬。

出售資產或資產報廢所產生之收益或虧損乃根據銷售所得款項與資產賬面值兩者間之差額而釐定，並將在收益表內確認。

收費高速公路乃以投入資金計算基準提撥折舊，而全年折舊開支乘以年複合比率4%所得之數，將相等於持有收費高速公路之有關公司合營期間結束時之收費高速公路成本。

3. 主要會計政策（續）

物業、廠房及設備（續）

其他物業、廠房及設備（續）

其他物業、廠房及設備項目之折舊乃按其估計可使用年期以直線基準法撇銷其成本減估計剩餘價值計算，每年折舊率如下：

租賃土地及土地使用權	按租約或土地使用權之年期
樓宇	2%或按租約或土地使用權之年期（以較短者為準）
傢俬及裝置	10% - 25%
機器及設備	10% - 20%
汽車	12.5% - 25%

根據融資租賃持有之資產之折舊乃按其估計可使用年期根據與本集團自置資產之相同基準計算。

發展中／待發展物業

仍未決定轉售或長期持有之發展中／待發展物業乃按成本值減去累計減值虧損列賬。並無就發展中／待發展物業作出折舊及攤銷，直至建築工程完成及該等物業投入擬定用途為止。

成本包括根據本集團之會計政策撥作資本之土地成本、建築成本、借貸成本以及發展中／待發展物業應佔之其他直接成本。

待售物業

待售物業乃以成本及可變現淨值之較低者入賬。成本包括一切購買成本。可變現淨值以實際或估計售價減有關市場推廣及銷售成本計算。

證券投資

證券投資乃按交易日之基準確認及初步按成本計算。

持有至到期日債務證券以外之投資列作投資證券及其他投資。

投資證券（為持作明確長期投資目的之證券）乃於隨後之申報日期按成本計算，及減去任何非暫時性質之減值虧損。

其他投資乃按公平值計算，連同未變現收益及虧損計入期內之溢利或虧損淨額內。

3. 主要會計政策(續)

借貸成本撥作資本

收購、建造或生產合資格資產(即需一段時間才可用於其擬定用途或銷售之資產)直接應佔之借貸成本均撥充該等資產之部份成本。在該等資產大致上可供擬定用途或銷售時,有關借貸成本則不再撥充資本。特定借款在用於合資格資產前進行暫時投資所得之投資收入,在撥作資本之借貸成本中扣除。

所有其他借貸成本於產生之期間確認為開支。

租賃資產

凡根據租約條款,資產擁有權之絕大部份風險與回報轉歸本集團所有之租約,均列作融資租約。根據融資租約持有之資產按收購當日之公平值撥充資本。出租人之相應債務(扣除利息開支)乃計入資產負債表作融資租賃承擔。融資成本(指總租賃承擔與所購入資產公平值之差額)於有關租約期間在收益表扣除,以此得出各會計年度有關承擔餘額之定期固定支出率。

所有其他租約皆列作經營租約,應付租金以直線法按相關租約年期在收益表扣除。

存貨

存貨乃按成本及可變現淨值兩者中之較低值入賬。成本乃按加權平均法計算。可變現淨值指在日常業務估計之售價減去估計完成所需成本及估計銷售所需成本。

外幣

以港元以外之貨幣交易初步均按交易當日之滙率折算。以港元以外之貨幣為單位之貨幣資產及負債則按結算日之滙率再行折算。因滙兑而產生之損益均列入收益表內處理。

於綜合賬目時,本集團香港以外業務之資產及負債按結算日之通行匯率換算。收支項目按年內平均匯率換算。由此產生之匯兑差額(如有)列作權益並轉入本集團之匯兑儲備。該等匯兑差額於出售業務期間確認作收入或開支。

退休金／退休福利計劃

有關定額供款計劃／強制性公積金計劃之退休金成本／退休福利計劃供款在收益表扣除,乃本集團根據有關計劃規則訂明之比例,應向計劃作出之供款。過去向香港以外之司法權區之計劃作出之供款金額在收益表扣除。

3. 主要會計政策（續）

稅項

稅項支出乃根據本年度之業績計算，並就毋須課稅或不獲扣稅之項目作出調整。在入賬確認若干收支項目時，由於課稅上所呈報之會計期間與此等收支項目在財務報表上確認之會計期間有所不同，因而出現時差。以負債法計算之時差稅務影響在財務報表內確認為遞延稅項，僅以可能於可預見將來實現之負債或資產為限。

4. 營業額

	二零零二年	二零零一年
	千港元	*千港元*
貨品銷售，扣除退貨及銷售稅	**3,435,370**	2,986,793
經營收費高速公路	**66,418**	–
物業銷售	**51,231**	58,800
酒店經營	**42,378**	50,518
租金收入	**6,338**	5,982
出版報章	**–**	132,311
	3,601,735	3,234,404

本集團主要在中華人民共和國（「中國」，包括香港）經營業務，本集團按主要業務分部及地區市場劃分之營業額及經營業績貢獻之分析詳情載於附註5。

5. 分部資料

業務分部

就管理而言，本集團現時之部門架構如下。下列部門乃本集團呈報其首要分部資料之基準。

本集團按業務分部劃分之營業額及經營業績貢獻及分部資產與負債分析如下：

	正終止經營業務							持續經營業務						
	經營收費高速公路 千港元 (附註a)	消費品 千港元 (附註b)	電子產品 千港元 (附註b)	物業投資 千港元 (附註c)	酒店經營 千港元 (附註c)	重工業 千港元 (附註d)	小計 千港元	輪胎 千港元	藥品 千港元	證券投資及應收賬款 千港元	其他 千港元	小計 千港元	對銷 千港元	綜合 千港元
截至二零零二年十二月三十一日止年度														
收益														
對外銷售	66,418	-	-	57,953	42,378	131,891	298,640	3,063,693	264,786	71,760	94,055	3,494,294	-	3,792,934
分部間銷售	-	-	-	-	-	-	-	-	-	-	1,840	1,840	(1,840)	-
	66,418	-	-	57,953	42,378	131,891	298,640	3,063,693	264,786	71,760	95,895	3,496,134	(1,840)	3,792,934
業績														
分部業績	(45,968)	-	-	(14,352)	(300)	18,023	(42,597)	(73,789)	18,058	(284,532)	85,161	(255,102)	(934)	(298,683)
未分攤企業支出														(191,537)
融資成本														(109,460)
利息收入	-	391	-	-	270	-	661	17,772	92	19,431	-	37,295	-	37,956
股息收入	-	1,369	-	-	-	-	1,369	-	-	2,363	-	2,363	-	3,732
所佔聯營公司之業績	-	-	-	-	(151)	-	(151)	(94,415)	-	(43,190)	182	(137,423)	-	(137,574)
稅前虧損														(695,566)
稅項														(18,041)
未計少數股東權益之虧損														(713,607)
少數股東權益														236,500
年度虧損淨額														(477,107)
於二零零二年十二月三十一日之資產與負債														
資產														
分部資產	-	-	-	-	-	-	-	2,064,209	114,115	1,151,287	729,692	4,059,303	-	4,059,303
於聯營公司之權益	-	-	-	-	306,326	-	306,326	238,730	-	135,935	337	375,002	-	681,328
未分攤總資產														9,951
綜合總資產														4,750,582
負債														
分部負債	-	-	-	-	-	-	-	(838,339)	(96,221)	-	(282,293)	(1,216,853)	-	(1,216,853)
未分攤企業負債														(1,084,188)
綜合總負債														(2,301,041)
截至二零零二年十二月三十一日止年度之其他資料														
資本支出														
－物業、廠房及設備	1,240	-	-	7,830	9,691	3,191	21,952	272,142	40,204	-	13	312,359	-	334,311
－發展中／待發展物業	-	-	-	3,760	-	-	3,760	-	-	-	-	-	-	3,760
折舊及攤銷	23,784	-	-	1,659	1,338	2,063	28,844	97,402	11,090	-	820	109,312	-	138,156
減值虧損	70,467	-	-	10,254	-	-	80,721	275,294	-	-	-	275,294	-	356,015
其他非現金支出	-	-	-	-	-	-	-	37,795	-	358,161	-	395,956	-	395,956
出售證券投資收益	-	-	-	-	-	-	-	-	-	71,760	-	71,760	-	71,760
出售物業、廠房及設備收益	-	-	-	-	-	-	-	-	-	-	82	82	-	82
出售投資物業虧損	-	-	-	-	-	-	-	-	-	-	2,000	2,000	-	2,000

分部間收益乃按集團公司所決定及協定之條款收取。

5. 分部資料（續）

業務分部（續）

	正終止經營業務								持續經營業務						
	出版報章	經營收費高速公路	消費品	電子產品	物業投資	酒店經營	重工業	小計	輪胎	藥品	證券投資及應收賬款	其他	小計	對銷	綜合
	千港元 (附註e)	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
截至二零零一年十二月三十一日止年度															
收益															
對外銷售	132,311	-	189,706	24,310	65,455	50,518	115,036	577,336	2,599,622	62,071	-	75,929	2,737,622	-	3,314,958
分部間銷售	-	-	-	-	1,685	-	-	1,685	-	-	-	2,193	2,193	(3,878)	-
	132,311	-	189,706	24,310	67,140	50,518	115,036	579,021	2,599,622	62,071	-	78,122	2,739,815	(3,878)	3,314,958
業績															
分部業績	(31,663)	(360,272)	7,180	(6,998)	(138,553)	(18,125)	2,583	(545,848)	(128,124)	8,591	(206,741)	(2,782)	(329,056)		(874,904)
未分類企業支出															(104,018)
融資成本															(81,462)
利息收入	-	-	150	53	-	2,899	83	3,185	9,515	36	58,989	-	68,540		71,725
股息收入	-	-	-	-	-	-	-	-	-	-	5,414	95	5,509		5,509
所佔聯營公司之業績	(8,998)	-	-	-	-	-	-	(8,998)	-	(6,995)	-	(2,004)	(8,999)		(17,997)
稅前虧損															(1,001,147)
稅項															(5,982)
未計少數股東權益之虧損															(1,007,129)
少數股東權益															408,399
年度虧損淨額															(598,730)
於二零零一年十二月三十一日之資產與負債															
資產															
分部資產	-	841,836	111,669	20,933	602,285	208,102	124,177	1,909,002	2,704,852	185,625	1,037,962	96,889	4,025,328		5,934,330
於聯營公司之權益	64,899	-	-	-	-	-	-	64,899	-	-	-	111,369	111,369		176,268
未分類總資產															143,978
綜合總資產															6,254,576
負債															
分部負債	-	(721,246)	(40,281)	(10,723)	(121,401)	(8,693)	(44,244)	(946,588)	(637,412)	(84,061)	-	(2,191)	(723,664)		(1,670,252)
未分類企業負債															(1,039,952)
綜合總負債															(2,710,204)
截至二零零一年十二月三十一日止年度之其他資料															
資本支出															
－物業、廠房及設備	41,383	273,565	11,167	34	21,508	-	4,191	351,848	118,195	114,393	-	1,000	233,588		585,436
－發展中／待發展物業	-	-	-	-	8,392	-	-	8,392	-	-	-	-	-		8,392
－投資物業	-	-	-	-	96,510	-	-	96,510	-	-	-	-	-		96,510
折舊及攤銷	18,165	-	7,594	837	1,792	-	4,346	32,734	110,796	1,079	-	1,563	113,438		146,172
減值虧損	-	360,272	-	-	103,131	25,000	-	488,403	80,512	-	-	17,592	98,104		586,507
其他非現金支出	-	-	-	-	-	-	-	-	94,984	-	179,995	-	274,979		274,979
出售投資物業虧損	-	-	-	-	50	-	-	50	-	-	-	-	-		50
出售證券投資虧損	-	-	-	-	-	-	-	-	-	-	15,182	-	15,182		15,182
出售物業、廠房及設備虧損	-	-	-	-	-	-	-	-	-	-	-	2,827	2,827		2,827
投資物業重估虧絀	-	-	-	-	19,977	-	-	19,977	-	-	-	-	-		19,977

分部間收益乃按集團公司所決定及協定之條款收取。

5. 分部資料(續)

業務分部(續)

附註:

(a) 二零零二年九月,本集團非全資附屬公司珀麗酒店集團有限公司(「珀麗酒店」,前稱中國置地集團有限公司)訂立諒解備忘錄,出售其一間從事收費高速公路業務之附屬公司權益。出售事項完成後,本集團並無持有收費高速公路業務之權益,而收費高速公路業務之業務分部於本年度被視作正終止經營業務。

(b) 二零零二年一月,本集團出售其於寧波中策太豐食品股份有限公司(「太豐食品」)及杭州中策電器(股份)有限公司(「杭州電器」)之權益。太豐食品主要從事食品生產及買賣,杭州電器則主要從事電子產品生產及買賣,分別代表消費品及電子產品之業務分部。

出售事項完成後,本集團並無持有太豐食品及杭州電器之權益,而消費品及電子產品之業務分部於本年度被視作正終止經營業務。

(c) 二零零二年十二月,本集團進行大規模集團重組,導致本集團於珀麗酒店之權益由約65.56%減至約32.20%。珀麗酒店主要從事酒店營運及物業投資業務。集團重組活動完成後,酒店業務及物業投資之業務分部於本年度被視作正終止經營業務。

(d) 二零零二年八月,本集團出售其於中國拖拉機及汽車製造集團有限公司(「中國拖拉機」)及一拖(寧波)中策拖拉機汽車有限公司(「一拖」)之權益。中國拖拉機及一拖之主要業務為製造及買賣拖拉機及汽車相關產品,代表重工業之業務分部。

出售事項完成後,本集團並無持有中國拖拉機及一拖之權益,而重工業之業務分部於本年度被視作正終止經營業務。

(e) 二零零一年十二月,本集團出售其於Actiwater Resources Limited(主要業務為出版報章)予現代旌旗出版集團有限公司(「現代旌旗出版」,前稱成報傳媒集團有限公司)。出售事項完成後,本集團持有現代旌旗出版約27.97%權益,而報章出版之業務分部於二零零一年被視作正終止經營業務。

5. 分部資料(續)

終止經營業務於終止經營當日之資產及負債合計賬面值如下：

	二零零二年						二零零一年
	經營高速公路業務	消費產品	電子產品	物業投資及酒店業務	重工業	總計	出版報章
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
總資產	**728,010**	**138,620**	**27,821**	**908,670**	**191,405**	**1,994,526**	204,996
總負債	**(649,650)**	**(46,425)**	**(14,405)**	**(264,749)**	**(145,319)**	**(1,120,548)**	(248,919)
經營現金流入(出)	**44,561**	**–**	**(4,782)**	**80,877**	**8,606**	**129,262**	54,774
有關投資活動之現金流出	**(3,867)**	**–**	**–**	**(48,025)**	**–**	**(51,892)**	(29,515)
有關融資活動之現金流入(出)	**(36,442)**	**–**	**–**	**65,068**	**(8,015)**	**20,611**	66,972
經營現金流入(出)淨額	**4,252**	**–**	**(4,782)**	**97,920**	**591**	**97,981**	92,231

地區分部

本集團按地區市場劃分之營業額分析如下(當中並無計及貨品／服務之來源地)：

	營業額	
	二零零二年	二零零一年
	千港元	千港元
中國，不包括香港	**2,624,238**	2,346,119
香港	**246,372**	228,058
海外	**731,125**	660,227
	3,601,735	3,234,404

5. 分部資料（續）

本集團分部資產之賬面值與資本添置按資產所在地區分析如下：

	分部資產之賬面值 於十二月三十一日		資本添置 截至十二月三十一日止年度	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	*千港元*	***千港元***	*千港元*
中國，不包括香港	**2,433,551**	4,799,836	**279,093**	676,251
香港	**2,297,828**	1,052,700	**58,978**	14,087
海外	**19,203**	402,040	**-**	–
	4,750,582	6,254,576	**338,071**	690,338

6. 其他經營收入

	二零零二年	二零零一年
	千港元	*千港元*
出售／攤薄於附屬公司權益之收益	**64,193**	63,047
出售／攤薄於聯營公司權益之收益	**14,980**	–
利息收入	**37,956**	71,725
出售證券投資收益	**71,760**	–
上市投資之股息收入	**3,732**	5,509
出售物業、廠房及設備之收益	**82**	–
滙兑收益淨額	**8,700**	946
廢料銷售	**18,052**	–
其他	**13,432**	16,561
	232,887	157,788

7. 其他支出

	二零零二年 千港元	二零零一年 千港元
以下項目之減值虧損：		
物業、廠房及設備		
－收費高速公路	**70,467**	360,272
－在建物業	**–**	63,257
－在建工程	**45,354**	61,493
－租賃物業	**64,404**	–
－酒店物業	**–**	25,000
－機器及設備	**164,304**	17,863
－汽車	**1,232**	1,156
	345,761	529,041
待售物業	**1,185**	11,081
投資物業	**9,069**	–
發展中／待發展物業	**–**	28,793
附屬公司及聯營公司之商譽	**–**	14,005
於聯營公司之權益	**–**	3,587
投資物業重估虧絀	**–**	19,977
存貨撥備	**20,347**	10,012
持有證券投資之未變現虧損	**232,636**	139,972
呆壞賬備抵	**85,741**	74,582
貸款及應收利息撥備	**57,232**	50,413
出售投資物業之虧損	**2,000**	50
出售證券投資之虧損	**–**	15,182
出售物業、廠房及設備之虧損	**–**	2,827
其他	**6,573**	–
	760,544	899,522

8. 經營虧損

	二零零二年 千港元	二零零一年 千港元
經營虧損已扣除下列各項：		
員工成本		
一董事酬金(*附註9(a)*)	**3,205**	2,696
一其他員工成本(*附註9(b)*)	**318,041**	302,566
一退休福利計劃供款，不包括董事	**24,679**	37,050
總員工成本	**345,925**	342,312
減： 收費高速公路、發展中／待發展物業及在建物業之撥作資本金額	**–**	(6,565)
	345,925	335,747
核數師酬金		
本年度	**7,846**	6,521
去年之超額撥備	**(380)**	(2,135)
物業、廠房及設備之折舊及攤銷：		
一自置資產	**136,496**	140,967
一融資租約項下之資產	**26**	7
減：收費高速公路之撥作資本金額	**–**	(231)
	136,522	140,743
計入行政支出之無形資產攤銷	**–**	4,934
計入行政支出之商譽攤銷	**1,634**	495
及計入：		
扣除1,111,000港元(二零零一年：28,000港元)支出後之物業淨租金收入	**12,272**	11,886

9. 董事及僱員酬金

(a) 董事酬金

	二零零二年 千港元	二零零一年 千港元
袍金		
－執行董事	**–**	–
－非執行董事	**–**	295
－獨立非執行董事	**178**	216
	178	511
其他酬金		
－執行董事		
薪酬及其他利益	**2,999**	2,165
退休福利供款	**28**	20
	3,027	2,185
	3,205	2,696

屬於下文所載酬金範圍內之董事人數如下：

港元	二零零二年 董事人數	二零零一年 董事人數
零至1,000,000	**10**	12
1,000,001至1,500,000	**2**	1

於年內，本集團並無向任何董事支付酬金作為鼓勵加入本集團或加入本集團後之獎勵或作為離職補償。

(b) 僱員酬金

本集團五名最高薪酬人士包括本公司三名(二零零一年：兩名)董事，彼等之酬金詳情載於上文。餘下最高薪酬人士為本集團之僱員，彼等之薪酬總額如下：

	二零零二年 千港元	二零零一年 千港元
酬金、薪酬及其他利益	**1,680**	3,595

9. 董事及僱員酬金（續）

(a) 董事酬金（續）

港元	二零零二年 僱員人數	二零零一年 僱員人數
零至1,000,000	1	1
1,000,001至1,500,000	1	2

10. 融資成本

	二零零二年 千港元	二零零一年 千港元
須於五年內悉數償還之借貸利息：		
銀行借貸	**60,034**	81,423
其他借貸	**17,257**	198
融資租約債項	**10**	9
	77,301	81,630
毋須於五年內悉數償還之銀行借貸利息	**36,443**	39,605
	113,744	121,235
減：在建工程／收費高速公路之撥作資本款額	**(4,284)**	(39,773)
	109,460	81,462

一般借貸組合於年內產生之借貸成本乃撥充資本，並以合資格資產開支乘以撥作資本比率5.87%計算。

11. 稅項

	二零零二年 千港元	二零零一年 千港元
稅項支出（抵免）包括：		
其他司法權區之稅項	**18,041**	12,982
過往年度之超額撥備	**–**	(7,000)
本公司及其附屬公司應佔稅項	**18,041**	5,982

由於本公司與其附屬公司在兩年內均無應課稅溢利，故並無在財務報表作出香港利得稅撥備。

其他司法權區之稅項乃按個別司法權區之適用稅率計算。由於本公司及其若干附屬公司錄得虧損，故毋須納稅。

遞延稅項之詳情載於附註32。

12. 每股虧損

每股基本虧損乃根據年度之虧損淨額477,107,000港元(二零零一年:598,730,000港元)及年內已發行普通股之經調整加權平均數620,259,682股(二零零一年:經調整468,933,386股)計算,並已就附註28所載本公司配售新股之影響作出調整。

由於行使購股權及認股權證會導致截至二零零二年及二零零一年十二月三十一日止年度每股虧損減少,故此並無列示該兩個年度之每股攤薄虧損。

13. 投資物業

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
估值		
於一月一日	**49,341**	71,818
收購附屬公司所得	**–**	96,510
出售附屬公司時撤銷	**(28,272)**	(84,510)
出售	**(12,000)**	(14,500)
減值虧損	**(9,069)**	–
重估所產生之虧絀	**–**	(19,977)
於十二月三十一日	**–**	49,341

於本年度,本集團參考售價後得出位於中國之投資物業錄得減值虧損9,069,000港元,有關款項已於綜合收益表扣除。

投資物業之賬面值包括:

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
於香港以中期租約持有之物業	**–**	12,000
於中國以中期土地使用權持有之物業	**–**	37,341
	–	49,341

所持有之投資物業乃用作按經營租約租出。

14. 物業、廠房及設備

	土地及樓宇	傢俬及裝置	機器及設備	汽車	在建物業	收費高速公路	在建工程	酒店物業	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團									
成本值									
於二零零二年一月一日	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	225,000	3,609,959
幣值重估	(176)	-	(479)	(14)	-	-	(16)	-	(685)
收購附屬公司所得	-	-	219	-	-	-	-	-	219
重新分類	146	(146)	-	-	-	-	-	-	-
添置	6,727	32,117	56,778	4,805	7,760	-	225,905	-	334,092
轉撥	17,262	32,643	126,449	-	-	-	(176,354)	-	-
出售	(12,862)	(20,500)	(93,256)	(2,809)	-	-	-	-	(129,427)
出售附屬公司	(121,950)	(11,356)	(195,349)	(9,245)	(411,849)	(1,170,838)	(82,582)	(225,000)	(2,228,169)
於二零零二年十二月三十一日	**345,297**	**59,743**	**1,028,341**	**33,675**	**-**	**-**	**118,933**	**-**	**1,585,989**
折舊及攤銷									
於二零零二年一月一日	124,017	11,485	484,962	27,274	63,257	360,272	61,493	25,000	1,157,760
幣值重估	(53)	(1)	(204)	(8)	-	-	-	-	(266)
重新分類	191	(191)	-	-	-	-	-	-	-
年內撥備	20,214	10,802	78,802	3,365	-	23,339	-	-	136,522
已確認減值虧損	64,404	-	164,304	1,232	-	70,467	45,354	-	345,761
出售後撇除	(8,986)	(16,231)	(24,353)	(2,269)	-	-	-	-	(51,839)
出售附屬公司後撇除	(30,450)	(1,812)	(104,735)	(7,902)	(63,257)	(454,078)	(61,493)	(25,000)	(748,727)
於二零零二年十二月三十一日	**169,337**	**4,052**	**598,776**	**21,692**	**-**	**-**	**45,354**	**-**	**839,211**
賬面淨值									
於二零零二年十二月三十一日	**175,960**	**55,691**	**429,565**	**11,983**	**-**	**-**	**73,579**	**-**	**746,778**
於二零零一年十二月三十一日	332,133	15,500	649,017	13,664	340,832	810,566	90,487	200,000	2,452,199

(a) 於二零零一年十二月三十一日，納入收費高速公路之賬面淨值為撥作資本之利息77,719,000港元。

(b) 誠如附註5(a)所述，本集團參考出售收費高速公路之售價而審議收費高速公路之賬面值，並錄得約70,467,000港元之減值虧損，有關金額已在於本年度在綜合收益表確認。

14. 物業、廠房及設備(續)

(c) 此外,由於國內一家輪胎廠附屬公司錄得經常性虧損,本集團參照根據貼現現金流量法釐定之估計價值而審議機器及設備之賬面值,由此得出約164,304,000港元減值虧損。有關金額已於本年度在綜合收益表確認。

(d) 本集團亦有參照估計淨售價而審議若干附屬公司持有之土地及樓宇、汽車及在建工程之賬面值,由此得出約110,990,000港元減值虧損。有關金額已於本年度在綜合收益表確認。

	土地及樓宇	傢俬及裝置	機器及設備	汽車	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
本公司					
成本值					
於二零零二年一月一日	6,824	1,660	1,643	541	10,668
添置	–	–	12	–	12
出售	–	(172)	(339)	–	(511)
於二零零二年十二月三十一日	**6,824**	**1,488**	**1,316**	**541**	**10,169**
折舊					
於二零零二年一月一日	361	371	1,146	68	1,946
年內撥備	171	313	194	134	812
出售後撇除	–	(81)	(338)	–	(419)
於二零零二年十二月三十一日	**532**	**603**	**1,002**	**202**	**2,339**
賬面淨值					
於二零零二年十二月三十一日	**6,292**	**885**	**314**	**339**	**7,830**
於二零零一年十二月三十一日	6,463	1,289	497	473	8,722

於結算日,本集團及本公司之土地及樓宇均於中國(不包括香港)以中期土地使用權持有。

汽車於二零零二年十二月三十一日之賬面淨值包括關於根據融資租約持有之資產約237,000港元(二零零一年:263,000港元)之款項。

15. 發展中／待發展物業

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
成本值		
於一月一日	**137,000**	157,401
年內產生之發展成本	**3,760**	8,392
減值虧損	**–**	(28,793)
出售附屬公司	**(140,760)**	–
於十二月三十一日	**–**	137,000

包括：

	二零零二年	二零零一年
	千港元	*千港元*
於中國（不包括香港）以中期土地使用權持有之物業	**–**	111,000
於中國（不包括香港）以長期土地使用權持有之物業	**–**	26,000
	–	137,000

16. 收購土地發展權所付款項

本集團及本公司

於截至二零零一年十二月三十一日止年度，本公司與北京市順義區李橋鎮人民政府（「李橋鎮人民政府」）就一幅鄰近中國北京首都機場東面之土地之聯合發展項目訂立協議；據此，本公司同意就該項目之土地發展權向李橋鎮人民政府合共支付約人民幣230,000,000港元（相等於人民幣216,981,000元）。

於二零零二年十二月三十一日，本公司支付部份款項，為數約人民幣8,000,000元，相等約7,441,000港元（二零零一年：人民幣3,000,000元，相等於約2,727,000港元）。

此外，於本年度，本公司已就此項目支付顧問費及項目管理費合計約7,246,000港元，上述金額已計入就收購土地發展權而支付之款項。

17. 商譽

	本集團	
	二零零二年	二零零一年
	千港元	千港元
成本值		
於一月一日	**33,203**	–
收購附屬公司所產生	**–**	53,112
出售附屬公司時對銷	**(121)**	(19,909)
於十二月三十一日	**33,082**	33,203
攤銷		
於一月一日	**495**	–
年內撥備	**1,634**	495
於十二月三十一日	**2,129**	495
賬面淨值		
於十二月三十一日	**30,953**	32,708

商譽按直線基準分二十年攤銷。

18. 於附屬公司之投資／應收附屬公司款項／應付附屬公司款項

	二零零二年	二零零一年
	千港元	千港元
於附屬公司之投資		
海外上市股份，按成本值	**228,703**	228,703
非上市股份，按成本值	**91,263**	100,483
	319,966	329,186
上市股份之市值	**10,530**	23,868
應收附屬公司款項		
附屬公司之欠款	**3,876,129**	3,598,640
減：撥備	**(2,134,348)**	(2,083,185)
	1,741,781	1,515,455
應付附屬公司款項		
欠附屬公司之款項	**676,601**	709,918

董事認為，應收及應付附屬公司之款項為無抵押、免息及無固定還款期。該等款項不大可能於一年內償還，故列作非流動項目。

18. 於附屬公司之投資／應收附屬公司款項／應付附屬公司款項（*續*）

於二零零二年十二月三十一日，各主要附屬公司之詳情如下：

附屬公司名稱	註冊成立／註冊及經營業務之地點	已發行及繳足之普通股股本／註冊資本	本公司持有已發行股本／註冊資本面值之比例 直接 %	間接 %	主要業務
Australia Net.Com Limited（「Australia Net.Com」）*(附註e)*	澳洲 *(附註a)*	31,184,116澳元	–	57.26	投資控股
中國製藥工業集團有限公司 *(附註e)*	香港	2港元	–	57.26	投資控股
China Enterprises Limited（「China Enterprises」）*(附註e)*	百慕達 *(附註b)*	附有投票權普通股30,000美元 普通股60,173美元	33.27 *(附註b)*	24.84 *(附註b)*	投資控股
雙喜輪胎工業股份有限公司（「雙喜」）*(附註d)*	中國	人民幣280,684,311元	–	55 *(附註b)*	暫無營業
大寨中策水泥股份有限公司 *(附註d)*	中國	人民幣17,000,000元	51	–	製造水泥
杭州中策橡膠有限公司（「杭州橡膠」）*(附註d)*	中國	人民幣469,748,777元	–	51 *(附註b)*	製造輪胎
Tung Fong Hung Investment Limited（「東方紅」）*(附註c)*	英屬處女群島	10,000美元	–	100	中西藥品製造及貿易
銀川中策（長城）橡膠有限公司 *(附註d)*	中國	人民幣667,833,101元	–	51 *(附註b)*	製造輪胎

18. 於附屬公司之投資／應收附屬公司款項／應付附屬公司款項（續）

附註：

a. Australia Net.Com於澳洲及香港兩地經營業務，其股份於澳洲證券交易所上市。Australia Net.Com及其附屬公司主要從事投資控股業務。

b. China Enterprises主要於中國經營業務，其股份於二零零二年九月二十七日前在紐約證券交易所（「紐約交易所」）上市，惟因China Enterprises未能符合紐約交易所之持續上市標準而於該日起暫停買賣。紐約交易所於二零零二年十二月三十一日知會China Enterprises，表示證券交易委員會經已批准紐約交易所根據一九三四年證券交易法申請將China Enterprises普通股除牌及取消其在紐約交易所之登記，由二零零二年十二月三十日起生效。二零零二年十一月二十六日，China Enterprises之普通股開始於美國場外交易報價板買賣。本集團持有China Enterprises之55.2%實際股本權益及88.8%投票權權益。China Enterprises為控股公司，於二零零二年十二月三十一日擁有雙喜、杭州橡膠及銀川中策之大多數股權。

c. 東方紅於香港經營業務。

d. 此乃中外合資經營企業。

e. 此乃於各自之司法權區註冊成立之有限公司。

各附屬公司於年終或年內任何時間概無任何仍然有效之債務證券。

上表所列乃董事認為主要影響本年度之業績或佔本集團資產及負債之重大部份之本集團附屬公司。董事認為詳列其他附屬公司之資料將令篇幅過份冗長。

19. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	*千港元*	***千港元***	*千港元*
於聯營公司之權益				
所佔資產淨值	**714,070**	156,132	**–**	–
商譽				
於一月一日	**20,136**	–	**–**	–
收購聯營公司所產生	**91,784**	20,136	**–**	–
減：攤銷	**(1,147)**	–	**–**	–
攤薄聯營公司權益時變現	**(20,136)**	–	**–**	–
於十二月三十一日	**90,637**	20,136	**–**	–
負商譽				
於一月一日	**–**	–	**–**	–
收購聯營公司所產生	**(123,379)**	–	**–**	–
於十二月三十一日	**(123,379)**	–	**–**	–
非上市股份，按成本值	**–**	–	**2**	2
	681,328	176,268	**2**	2

商譽按直線基準分十年攤銷。負商譽分十年轉出為收入。

	本集團 二零零二年 千港元	本集團 二零零一年 千港元	本公司 二零零二年 千港元	本公司 二零零一年 千港元
應收聯營公司款項				
聯營公司欠款	**60,535**	13,517	**14**	473
應付聯營公司款項				
欠聯營公司款項	**189**	9,625	**187**	–
聯營公司上市股份之市值	**567,143**	155,837	**–**	–

19. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項(續)

於二零零二年十二月三十一日，各主要聯營公司之詳情如下：

聯營公司名稱	註冊成立／註冊地點	經營業務之地點	本公司間接持有已發行股本／註冊資本面值之比例 %	主要業務
珀麗酒店集團有限公司（「珀麗酒店」，前稱中國置地集團有限公司）(附註a及c)	百慕達	香港及中國	32.20	經營酒店及物業投資
辰達永安旅遊(控股)有限公司（「辰達永安」）(附註a及c)	百慕達	香港	32.21	提供旅遊團、旅遊、運輸及其他相關服務
東方燃氣集團有限公司（「東方燃氣」，前稱友聯建築材料國際集團有限公司）(附註a及c)	百慕達	香港及中國	43.06	買賣磁磚及浴室配具及證券買賣
杭州朝陽橡膠有限公司(附註b及c)	中國	中國	49.20	輪胎製造

附註：

(a) 珀麗酒店、辰達永安及東方燃氣之股份於香港聯交所上市。

(b) 杭州朝陽橡膠有限公司為杭州橡膠之聯營公司。

(c) 此為所屬司法權區之有限公司。

應收／應付聯營公司款項為無抵押、免息及須於要求時償還。

19. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項（續）

以下為本集團於年內收購之主要聯營公司最近期公佈之財務資料概要：

年度／期間之綜合業績：

	珀麗酒店 二零零二年 一月一日至 二零零二年 十二月三十一日 *千港元*	辰達永安 二零零二年 四月一日至 二零零二年 十二月三十一日 *千港元*	東方燃氣 二零零二年 四月一日至 二零零二年 九月三十日 *千港元*	總計 *千港元*
營業額	181,692	1,323,286	79,456	1,584,434
除稅前並計及少數股東權益虧損	(99,810)	(302,917)	(43,357)	(446,084)
本集團應佔自收購日期起計之 除稅前並計及少數股東權益虧損	(1,600)	(87,751)	(3,275)	(92,626)

綜合財務狀況：

	珀麗酒店 於二零零二年 十二月三十一日 *千港元*	辰達永安 於二零零二年 十二月三十一日 *千港元*	東方燃氣 於二零零二年 九月三十日 *千港元*	總計 *千港元*
非流動資產	2,126,452	901,106	149,078	3,176,636
流動資產	166,972	536,923	534,215	1,238,110
流動負債	(186,306)	(478,490)	(402,524)	(1,067,320)
非流動負債	(1,056,027)	(298,248)	(3,220)	(1,357,495)
少數股東權益	(103,766)	–	(24,606)	(128,372)
資產淨值	947,325	661,291	252,943	1,861,559
本集團應佔資產淨值：				
於二零零二年十二月三十一日	305,039	213,002	105,642	623,683

19. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項（續）

於二零零二年十二月三十一日，收購辰達永安產生負商譽。二零零二年四月，本集團以約130,000,000港元代價收購辰達永安約34.58%權益，該項權益於辰達永安發行股份及購回股份後進一步攤薄至約32.21%。

於二零零二年十二月三十一日，收購東方燃氣產生商譽。於本年度，本集團以約210,000,000港元代價收購東方燃氣約43.06%權益。

於二零零一年十二月三十一日之商譽主要來自於二零零一年十二月收購現代旌旗出版。有關款項已隨本集團於現代旌旗出版之權益由於聯營公司之權益攤薄至其他投資而轉入收益表。

於本年度，本集團於PacificNet, Inc.之權益因PacificNet, Inc.配發及發行新股，由約29.52%攤薄至約9.93%。因此，於PacificNet, Inc.之權益已重新列作其他投資。

於二零零二年十二月，本集團進行大規模集團重組，致使於珀麗酒店之權益由約65.56%攤薄至約32.20%。

上表所列乃董事認為構成所佔聯營公司業績或聯營公司資產淨值絕大部份之本集團聯營公司。董事認為詳列其他聯營公司之資料將令篇幅過份冗長。

20. 應收賬款

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
應收貸款及應收利息				
—有抵押（*附註a*）	**230,300**	270,474	**-**	–
—無抵押（*附註b*）	**578,171**	189,039	**82,529**	41,457
應收關連公司款項（*附註c*）	**6**	534	**-**	28
	808,477	460,047	**82,529**	41,485
減：撥備	**(105,232)**	(50,413)	**-**	–
	703,245	409,634	**82,529**	41,485
減：一年內到期並列作流動資產之款項	**(680,659)**	(107,195)	**(59,943)**	(16,239)
一年後到期之款項	**22,586**	302,439	**22,586**	25,246

附註：

(a) 有抵押貸款及應收利息中包括分別應收Danwei Limited（「Danwei」）及Lucklong Venture Limited（「Lucklong」）的121,500,000港元（二零零一年：123,491,000港元）及108,800,000港元（二零零一年：110,583,000港元）之款項。本集團董事周美華女士之替任董事劉高原先生為Danwei及Lucklong之最終控股公司之董事。此外，本公司董事周美華女士亦為Danwei及Lucklong之董事。Danwei及Lucklong持有之若干物業控股公司之股份已予抵押，作為本集團向Danwei及Lucklong提供貸款之抵押品。

應收貸款均按當前市場利率計息。

20. 應收賬款（續）

附註：（續）

(b) 無抵押貸款及應收利息中包括應收本集團前聯營公司中國發展集團有限公司之墊款約103,757,000港元（二零零一年：45,183,000港元）。

無抵押貸款及應收利息包括應收接受投資公司之附屬公司及本集團之聯營公司分別約40,299,000港元（二零零一年：51,701,000港元）及78,193,000港元（二零零一年：零）之款項。

所有應收貸款均按當前市場利率計息。

(c) 應收關連公司款項之詳情如下：

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	*千港元*	***千港元***	*千港元*
保華德祥管理有限公司	**6**	24	**–**	–
最佳拍檔有限公司（前稱Star East Bob Limited）	**–**	160	**–**	–
東方魅力管理有限公司	**–**	157	**–**	–
Rosedale Hotel Management Limited	**–**	113	**–**	–
東方魅力集團有限公司	**–**	80	**–**	28
	6	534	**–**	28

該等款項為無抵押、免息及須應要求償還。

保華德祥管理有限公司及Rosedale Hotel Management Limited為本公司主要股東之全資附屬公司。

東方魅力管理有限公司及最佳拍檔有限公司為東方魅力集團有限公司之附屬公司，本公司若干董事於東方魅力集團有限公司持有實益權益。

21. 證券投資

	本集團 其他投資		本公司 其他投資	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
股本證券：				
上市	**265,931**	261,403	**–**	–
非上市	**46,952**	73,279	**9,892**	18,692
	312,883	334,682	**9,892**	18,692
債務證券：				
非上市	**134,340**	177,188	**–**	–
會所債券	**825**	1,538	**825**	825
總計	**448,048**	513,408	**10,717**	19,517
總計及列作：				
上市				
香港	**239,016**	214,248	**–**	–
其他地方	**26,915**	47,155	**–**	–
非上市	**182,117**	252,005	**10,717**	19,517
	448,048	513,408	**10,717**	19,517
分類為				
流動	**37,363**	40,000	**–**	–
非流動	**410,685**	473,408	**10,717**	19,517
	448,048	513,408	**10,717**	19,517
上市證券之市值	**265,931**	261,403	**–**	–

香港上市證券於二零零二年十二月三十一日之賬面值包括於百江燃氣控股有限公司(「百江燃氣」)及明報企業有限公司(「明報」)分別6.73%(二零零一年：9.16%)及10%(二零零一年：10%)之權益，價值分別為11,988,250港元(二零零一年：71,005,500港元)及52,984,800港元(二零零一年：60,834,000港元)。百江燃氣與明報分別於開曼群島及百慕達註冊成立，兩者均於香港聯交所上市。

21. 證券投資(續)

此外，現代旌旗出版進行配售新股以及本集團於珀麗酒店之權益攤薄後，本集團於現代旌旗出版之權益由屬於聯營公司權益轉為其他投資。於二零零二年十二月三十一日，本集團於現代旌旗出版權益之市值約為33,211,000港元。

非上市債務證券於二零零二年十二月三十一日之賬面值包括於由金匡企業有限公司(香港聯交所上市)發行之可換股債券(「金匡債券」)之8,000,000港元(二零零一年：52,585,000港元)投資。金匡債券並不計息，並須於二零零四年十二月十日以57,000,000港元贖回。金匡債券賦予其持有人權利，可於二零零二年十二月十日至二零零四年十二月十日止任何時間，按換股價每股0.28港元(可予調整)將金匡債券轉換為金匡企業有限公司之股份。

非上市債務證券於二零零二年十二月三十一日之賬面值亦包括向第三者提供之承兑票據2,540,000港元(二零零一年：40,000,000港元)，該承兑票據按當時市場年利率計息，須應要求償還，並由香港聯交所上市之中國發展集團有限公司之股份作抵押。

22. 來自／給予少數股東之貸款

本集團

有關款項為無抵押、免息及隨著本集團於珀麗酒店之權益被攤薄後出售。

23. 待售物業

本集團

待售物業以可變現淨值列賬。

於本年度，待售物業隨著本集團於珀麗酒店之權益被攤薄後出售。

24. 存貨

	本集團	
	二零零二年	二零零一年
	千港元	千港元
原料	**330,660**	312,952
在製品	**21,414**	19,007
製成品	**475,670**	458,329
	827,744	790,288

上述包括按可變現淨值列賬之原料330,660,000港元(二零零一年：312,952,000港元)、在製品零港元(二零零一年：19,007,000港元)及製成品475,670,000港元(二零零一年：458,329,000港元)。

於年內支銷之存貨成本約為3,052,768,000港元(二零零一年：2,771,566,000港元)。

25. 應收貿易賬款

本集團一般給予貿易客戶為期90至180日之賒賬期。於結算日之應收貿易賬款之賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
0至90日	**387,848**	330,169
90至180日	**89,724**	93,564
180日以上	**56,387**	57,291
	533,959	481,024

26. 應付賬款、其他應付款項及應計費用

應付賬款、其他應付款項及應計開支包括下列賬齡之應付款項：

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
0至90日	**219,156**	278,148
90至180日	**48,641**	43,876
180日以上	**109,345**	75,570
	377,142	397,594
加：其他應付款項及應計費用	**515,022**	598,112
	892,164	995,706

27 應付關連公司款項

應付關連公司款項之詳情如下：

		本集團		本公司	
	附註	**二零零二年**	二零零一年	**二零零二年**	二零零一年
		千港元	*千港元*	***千港元***	*千港元*
Nation Cheer Investment Limited	*(i)*	**122,702**	–	**122,702**	–
Hanny Magnetics Limited	*(i)*	**104,595**	1,234	**103,457**	151
德祥企業管理有限公司	*(ii)*	**42,937**	29,539	**35**	328
Paul Y. Project Management International Limited	*(i)*	**1,879**	–	**1,879**	–
Mass Success International Limited	*(i)*	**71**	594	**71**	594
保華德祥管理有限公司	*(i)*	**–**	127	**–**	–
Paul Y. – ITC Construction Company Limited	*(i)*	**–**	3,634	**–**	–
Tai Shan Paul Y. Construction Co., Ltd.	*(i)*	**–**	1,364	**–**	–
		272,184	36,492	**228,144**	1,073
減：一年內到期並列作流動負債之金額		**(46,155)**	(36,492)	**(2,115)**	(1,073)
一年後到期之金額		**226,029**	–	**226,029**	–

所有款項均為無抵押及按當前市場利率計息。除應付Nation Cheer Investment Limited及Hanny Magnetics Limited之款項為於結算日起計一年後償還外，其餘款項均須應要求償還。

附註：

(i) 該等公司為本公司主要股東之全資附屬公司。

(ii) 德祥企業管理有限公司為德祥企業集團有限公司之全資附屬公司，德祥企業集團有限公司為本公司主要股東之股東。

28. 股本

	附註	股份數目	價值
			千港元
法定：			
每股面值0.10港元之普通股			
於二零零一年一月一日		8,000,000,000	800,000
股份合併	(a)	(7,200,000,000)	–
每股面值1.00港元之普通股		800,000,000	800,000
調整面值	(a)	–	(720,000)
每股面值0.10港元之普通股		800,000,000	80,000
添置	(a)	7,200,000,000	720,000
每股面值0.10港元之普通股			
於二零零一年及二零零二年十二月三十一日		8,000,000,000	800,000
已發行及繳足：			
每股面值0.10港元之普通股			
於二零零一年一月一日		4,609,789,420	460,979
股份合併	(a)	(4,148,810,478)	–
每股面值1.00港元之普通股		460,978,942	460,979
調整面值	(a)	–	(414,881)
每股面值0.10港元之普通股			
於二零零一年十二月三十一日		460,978,942	46,098
發行股份	(b)	92,000,000	9,200
配售新股	(c)	276,489,471	27,649
每股面值0.10港元之普通股			
於二零零二年十二月三十一日		829,468,413	82,947

附註：

(a) 根據本公司股東在二零零一年六月十八日舉行之股東特別大會上通過之決議案，本公司進行以下股本重組（「股本重組」）：

– 本公司已發行及未發行股本中每十股每股面值0.10港元之普通股合併成一股每股面值1.00港元之普通股（「合併股份」）（「股份合併」）；

– 緊隨股份合併完成後，已發行及未發行合併股份之面值由每股1.00港元減至0.10港元（「削減股本」）；

28. 股本 *(續)*

附註：(續)

- 削減股本產生之進賬約414,881,000港元已撥入本公司之特別資本儲備賬；

- 待削減股本生效後，本公司之法定股本藉增設7,200,000,000股每股面值0.10港元之額外普通股由80,000,000港元增至800,000,000港元。

股本重組之詳情載於本公司在二零零一年五月二十三日致股東之通函。股本重組已於二零零一年七月三十一日獲香港特別行政區高等法院批准。

(b) 本公司按每股0.20港元之價格向主要股東發行及配發92,000,000股每股面值0.10港元之本公司股份以換取現金，藉此籌集額外營運資金。所發行股份在各方面與其時現有已發行股份享有同等權益。

(c) 根據本公司股東於二零零二年八月七日舉行之股東特別大會上通過之決議案，276,489,471股每股面值0.10港元之新股份以配售新股(「配售新股」)之方式按每股0.15港元之發行價發行予股東，比例為每持有兩股現有股份可認購一股配售新股股份，並連同紅利發行認股權證。紅利發行認股權證乃根據配售新股按每接納五股配售新股股份獲三份認購權之基準發行予股東，紅利認股權證之初步認購價為每股0.16港元，可予調整。所得款項將由本公司用於支付有關毗鄰北京首都機場東面土地之聯合發展項目之須付土地補償之部份款項，上述聯合發展項目之詳情載於附註16。

29. 認股權證

於二零零二年十二月三十一日，本公司有賦予以現金認購最多達26,542,989港元股份權利之尚未行使認股權證。倘若該等尚未行使認股權證獲悉數行使，按本公司於二零零二年十二月三十一日之資本架構計算，本公司須就此發行165,893,682股每股面值0.10港元之新股份。

根據本公司認股權證所隨附之條件，認股權證之登記持有人有權憑每份認股權證，於發行日期起至二零零三年十二月三十一日(包括首尾兩日)期間內，隨時以現金按初步認購價每股0.16港元(可予調整)認購一股本公司新股份。

本年度內概無認股權證獲行使。

30. 購股權

本公司

一九九二年計劃

本公司於一九九二年七月二十日採納行政人員購股權計劃，該計劃由計劃採納日期起十年內有效。根據計劃之條款，本公司向本公司及其附屬公司之董事及僱員授予購股權以認購本公司之普通股，並就此收取1港元之代價。設立計劃之主要目的是為董事及合資格僱員提供原動力。認購價(可予調整)乃根據本公司股份在緊接授予購股權建議前五個交易日之平均收市價之80%。已授出之購股權可在購股權授出日期起計十年內行使。一九九二年計劃已根據本公司於二零零二年六月四日股東特別大會中通過之普通決議案終止。

30. 購股權 *(續)*

本公司 *(續)*

一九九二年計劃(續)

於二零零二年十二月三十一日，根據一九九二年計劃授出之購股權涉及之股份數目為510,000股(二零零一年：376,750股)，相等於本公司於當日之已發行股份約0.061%(二零零一年：0.082%)。根據一九九二年計劃可授出之購股權涉及之股份總數不得超逾本公司不時已發行股份(不包括根據一九九二年計劃所發行之任何股份)之10%，惟取得本公司股東事先批准者則不在此限。向任何人士授予之購股權所涉及之股份數目不得超逾根據一九九二年計劃不時已發行及可予發行之本公司股份總數之25%，惟取得本公司股東事先批准者則不在此限。

一九九二年計劃項下之購股權於年內之變動概要如下：

授出日期	可行使期間	行使價 港元	附註	購股權涉及之股份數目 於二零零二年一月一日尚未行使	年內放棄／失效	因配售新股調整	於二零零二年十二月三十一日尚未行使
一九九七年七月二十一日	一九九八年七月二十一日至二零零二年七月二十日	6.060	*(i)*	9,750	(9,750)	–	–
二零零零年一月十二日	二零零零年一月十八日至二零零五年一月十七日	3.440	*(ii)*	50,000	–	(50,000)	–
		3.145	*(ii)*	–	–	75,000	75,000
董事購股權總數				59,750	(9,750)	25,000	75,000
僱員							
一九九七年七月二十一日	一九九八年七月二十一日至二零零二年七月二十日	6.060	*(i)*	27,000	(27,000)	–	–
二零零零年二月十四日	二零零零年二月十六日至二零零五年二月十五日	4.050	*(ii)*	290,000	–	(290,000)	–
		3.702	*(ii)*	–	–	435,000	435,000
僱員購股權總數				317,000	(27,000)	145,000	435,000
總計				376,750	(36,750)	170,000	510,000

附註：

(i) 由於購股權於配售新股生效前失效，故無須為所授出購股權之行使價及數目進行調整。

(ii) 配售新股完成後，購股權行使價分別由初步行使價3.440港元及4.050港元調整至3.145港元及3.702港元。購股權數目亦因配售新股而有所調整。

30. 購股權（續）

本公司（續）

一九九二年計劃（續）

一九九二年計劃項下之購股權於截至二零零一年十二月三十一日止年度之變動概要如下：

				購股權涉及之股份數目			
授出日期	可行使期間	行使價	*附註*	於二零零一年一月一日尚未行使	因股份合併作出調整	年內放棄／失效	於二零零一年十二月三十一日尚未行使
		港元					
一九九七年七月二十一日	一九九八年七月二十一日至二零零二年七月二十日	0.606	*(i)*	97,500	(97,500)	–	–
		6.060	*(i)*	–	9,750	–	9,750
二零零零年一月十二日	二零零零年一月十八日至二零零五年一月十七日	0.344	*(i)*	1,000,000	(1,000,000)	–	–
		3.440	*(i)*	–	100,000	(50,000)	50,000
董事購股權總數				1,097,500	(987,750)	(50,000)	59,750
一九九七年七月二十一日	一九九八年七月二十一日至二零零二年七月二十日	0.606	*(i)*	21,550,000	(330,000)	(21,220,000)	–
		6.060	*(i)*	–	33,000	(6,000)	27,000
一九九九年五月二十七日	一九九九年五月二十七日至二零零四年五月二十六日	0.300		25,000,000	–	(25,000,000)	–
一九九九年十一月二十二日	一九九九年十一月二十二日至二零零四年十一月二十一日	0.320	*(i)*	2,000,000	(2,000,000)	–	–
		3.200	*(i)*	–	200,000	(200,000)	–
二零零零年二月十四日	二零零零年二月十六日至二零零五年二月十五日	0.405	*(i)*	7,900,000	(2,900,000)	(5,000,000)	–
		4.050	*(i)*	–	290,000	–	290,000
僱員購股權總數				56,450,000	(4,707,000)	(51,426,000)	317,000
總計				57,547,500	(5,694,750)	(51,476,000)	376,750

附註：

(i) 購股權之行使價已於股本重組生效後由初步行使價0.606港元、0.32港元、0.344港元及0.405港元分別調整至6.06港元、3.2港元、3.44港元及4.05港元。

30. 購股權(續)

本公司(續)

二零零二年計劃

於二零零二年六月四日，本公司採納新購股權計劃(「二零零二年計劃」)，該計劃有效期為十年，主要旨在為董事及合資格僱員提供原動力。根據二零零二年計劃，本公司董事會可向合資格僱員(包括本公司及其附屬公司之執行董事)授予購股權以認購本公司股份，並就此收取1港元之代價。已授出之購股權須於授出日期起計三十日內接納，並於接納之時支付每份1港元之費用。已授出之購股權可於購股權授出日期起計十年內行使。行使價(可予調整)由本公司董事會釐定，且不會高於以下三者之最高者：(i)本公司股份於授予購股權當日之收市價；(ii)本公司股份在緊接授予購股權前五個營業日之平均收市價；及(iii)本公司股份之面值。

根據二零零二年計劃可授出之購股權涉及之股份總數不得超逾本公司不時已發行股份(不包括根據二零零二年計劃所發行之任何股份)之10%，惟取得本公司股東事先批准者則不在此限。向任何人士授予之購股權所涉及之股份數目不得超逾二零零二年計劃項下不時已發行及可予發行之本公司股份總數之1%，惟取得本公司股東事先批准者則不在此限。

年內並無根據二零零二年計劃授出任何購股權。

附屬公司

China Enterprises

China Enterprises於一九九四年六月七日採納行政人員購股權計劃，該計劃由採納日期起十年內有效。根據計劃之條款，China Enterprises向China Enterprises及其附屬公司之高級人員及僱員(董事亦屬僱員)授予購股權以認購China Enterprises之普通股，上限為910,000股股份，並就此收取1港元之代價。設立計劃之主要目的是為高級人員、董事及合資格僱員提供原動力。行使購股權所發行之普通股股份將為法定及未發行股份。China Enterprises之董事會成立獨立委員會(「委員會」)，監管及考慮根據計劃授出購股權。認購價由委員會釐定，惟不會低於China Enterprises普通股股份在授予購股權建議日期前五個交易日在紐約證券交易所／場外交易報價板之平均成交價之80%。

於二零零二年十二月三十一日，根據上述計劃授出之購股權涉及之股份數目為20,000股(二零零一年：20,000股)，相等於China Enterprises當日之已發行股份之0.22%(二零零一年：0.22%)。根據該計劃可授出之購股權涉及之股份總數不得超逾China Enterprises不時已發行股份數目之910,000股，惟取得China Enterprises股東事先批准者則不在此限。向任何人士授予之購股權所涉及之股份數目不得超逾China Enterprises不時已發行股份之25%，惟取得China Enterprises股東事先批准者則不在此限。

30. 購股權（續）

附屬公司（續）

China Enterprises（續）

China Enterprises購股權計劃項下僱員所持購股權於年內之變動概要如下：

可行使期間	行使價	於二零零一年一月一日及二零零二年與二零零一年十二月三十一日尚未行使
	美元	
二零零零年二月三日至二零一零年二月二日	9.9375	20,000

於二零零一年及二零零二年，並無根據China Enterprises購股權計劃授出購股權／購股權失效。

31. 儲備

	股份溢價	特別資本儲備	資本贖回儲備	虧絀	總額
	千港元	千港元	千港元	千港元	千港元
本公司					
於二零零一年一月一日	1,876,729	–	233	(423,602)	1,453,360
因削減股本而產生	–	414,881	–	–	414,881
本年度虧損淨額	–	–	–	(621,305)	(621,305)
於二零零一年十二月三十一日	1,876,729	414,881	233	(1,044,907)	1,246,936
因發行股份而產生之溢價	23,024	–	–	–	23,024
股份發行開支	(2,405)	–	–	–	(2,405)
本年度虧損淨額	–	–	–	(112,550)	(112,550)
於二零零二年十二月三十一日	**1,897,348**	**414,881**	**233**	**(1,157,457)**	**1,155,005**

本公司之特別資本儲備代表附註28(a)所述之削減股本產生之金額。

於二零零二年及二零零一年十二月三十一日，本公司並無可供分派予股東之儲備。

32. 遞延稅項

年內未確認之遞延稅項(撥回)支出之主要項目如下：

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	*千港元*	***千港元***	*千港元*
時差之稅務影響由下列各項引致：				
稅務上之折舊免稅額與在財務報表中扣除之折舊額之差額	**(72)**	393	**(72)**	187
所(引致)動用之稅務虧損	**(4,563)**	(109,097)	**3,000**	1,273
攤薄附屬公司時轉出	**38,276**	–	**–**	–
物業減值及重估虧損	**–**	(476)	**–**	–
	33,641	(109,180)	**2,928**	1,460

於結算日，未在財務報表中確認之遞延稅項資產(負債)之主要項目如下：

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	*千港元*	***千港元***	*千港元*
時差之稅務影響由下列各項引致：				
稅務上之折舊免稅額超逾在財務報表中扣除之折舊額	**(5,976)**	(6,166)	**(455)**	(527)
未動用之稅務虧損	**285,198**	307,696	**19,000**	22,000
物業減值及重估虧損	**–**	11,333	**–**	–
	279,222	312,863	**18,545**	21,473

由於並不確定稅項利益會否於可見之將來實現，因此並未確認遞延稅項資產。

33. 銀行貸款及其他借款

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
銀行貸款	**1,046,851**	1,515,206	**20,000**	20,000
融資租約債項(*附註a*)	**174**	187	**35**	46
銀行透支	**23,462**	–	**23,462**	–
其他借貸(*附註b*)	**13,323**	–	**–**	–
	1,083,810	1,515,393	**43,497**	20,046
有抵押	**181,715**	672,735	**–**	–
無抵押	**902,095**	842,658	**–**	–
	1,083,810	1,515,393	**–**	–
須於以下年期償還:				
一年內	**996,861**	922,272	**43,473**	20,011
一至兩年	**41,752**	53,754	**24**	35
兩至五年	**45,197**	24,386	**–**	–
逾五年	**–**	514,981	**–**	–
	1,083,810	1,515,393	**43,497**	20,046
減: 一年內到期並列作流動負債之款項	**(996,861)**	(922,272)	**(43,473)**	(20,011)
一年後到期之款項	**86,949**	593,121	**24**	35

33. 銀行貸款及其他借款（續）

附註：

(a)

	最低租約付款				最低租約付款之現值			
	本集團		本公司		本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年	**二零零二年**	二零零一年	**二零零二年**	二零零一年
	千港元	*千港元*	***千港元***	*千港元*	***千港元***	*千港元*	***千港元***	*千港元*
根據融資租約應付金額：								
一年內	**158**	24	**14**	14	**150**	14	**11**	11
第二至第五年（包括首尾兩年）	**32**	189	**33**	47	**24**	173	**24**	35
	190	213	**47**	61	**174**	187	**35**	46
減：未來融資支出	**(16)**	(26)	**(12)**	(15)	**-**	-	**-**	-
租約債項現值	**174**	187	**35**	46	**174**	187	**35**	46
減：一年內到期之金額					**(150)**	(14)	**(11)**	(11)
一年後到期之金額					**24**	173	**24**	35

租約平均為期五年（二零零一年：五年）。截至二零零二年十二月三十一日止年度，平均實質借貸利率為6厘（二零零一年：5厘）。息率於訂立合同日期釐定。所有租約按固定還款年期訂立且並無訂立有關或然租賃付款之安排。

本集團之債項以出租人在租賃資產設立之押記作抵押。

(b) 有關款項以最優惠利率加3厘計算。

34. 已收按金

本集團

已收按金乃就預售若干發展中／待發展物業而收取之按金。有關按金將於簽訂具約束力之買賣協議後撥入收益表。

於本年度，已收按金已隨本集團於珀麗酒店之權益攤薄而出售。

35. 出售／攤薄附屬公司權益

	二零零二年 千港元	二零零一年 千港元
已出售之資產淨值：		
投資物業	**28,272**	84,510
物業、廠房及設備	**1,479,442**	189,164
待發展／發展中物業	**140,760**	–
商譽	**121**	19,909
無形資產	**–**	102,274
於聯營公司之權益	**–**	19,432
證券投資	**7,379**	26,262
借予少數股東貸款	**21,408**	–
收購附屬公司所付按金	**75,000**	–
待售物業	**31,793**	–
存貨	**46,412**	197,426
應收賬款	**51,083**	175,958
應收款項	**43,119**	–
其他應收款項、按金及預付款項	**69,098**	240,996
可收回所得税及其他可收回税項	**3,077**	–
銀行結餘及現金	**113,992**	76,490
應付賬款、其他應付款項及應計費用	**(461,875)**	(402,133)
應繳所得税及其他應繳税項	**(3,523)**	(75)
銀行貸款及其他借款	**(613,258)**	(314,750)
融資租約債項	**(2,727)**	–
少數股東權益	**(411,777)**	(35,268)
已收按金	**(87,433)**	–
少數股東貸款	**(375)**	–
可換股票據	**(66,000)**	–
	463,988	380,195
已變現負商譽儲備	**(71,028)**	(25,262)
已變現之滙兑儲備	**(2,190)**	(650)
已變現之其他非供分派儲備	**(2,577)**	(11,078)
	388,193	343,205
出售／攤薄收益	**64,193**	63,047
	452,386	406,252
支付方式：		
現金	**75,508**	360,296
於附屬公司權益 *(附註37(g))*	**43,199**	–
其他應收款項	**26,161**	–
於聯營公司之權益	**307,518**	9,556
應收賬款	**–**	36,400
	452,386	406,252
有關出售／攤薄附屬公司權益之現金及現金等額之流(出)入淨額之分析：		
已收現金代價	**75,508**	360,296
出售之銀行結餘及現金	**(113,992)**	(76,490)
現金及現金等額之流(出)入淨額	**(38,484)**	283,806

於年內出售之附屬公司為本集團之營業額帶來298,640,000港元(二零零一年：132,311,000港元)及對本集團之經營虧損帶來42,597,000港元(二零零一年：31,663,000港元)。

36. 購入附屬公司

於本年度，本集團購入附屬公司主要代表進一步收購Wintime Properties Developments Limited(「Wintime」)之65%權益及Wintime股東貸款，總代價為43,200,000港元。代價以出售另一家附屬公司之全部權益支付。此項收購經已按收購會計法處理。

	二零零二年 *千港元*	二零零一年 *千港元*
已購入資產淨值：		
投資物業	–	96,510
物業、廠房及設備	**219**	77,071
於聯營公司之權益	–	19,466
應收賬款	–	44,201
證券投資	–	54,599
待售物業	**51,893**	83,180
存貨	**356**	70,771
應收貿易賬款	**14,219**	27,304
其他應收款項、按金及預付款項	**12,725**	150,390
可收回所得稅及其他可收回稅項	–	129
銀行結餘及現金	**422**	52,568
應付賬款、其他應付款項及應計開支	**(25,905)**	(109,964)
應繳所得稅及其他應繳稅項	**(193)**	–
銀行貸款及其他借貸	–	(104,941)
融資租約債項	–	(143)
少數股東權益	**(1,529)**	(51,738)
	52,207	409,403
收購時產生之商譽	–	53,112
	52,207	462,515
支付方式：		
現金	**933**	407,018
於附屬公司之權益 *(附註37(g))*	**43,199**	–
由於聯營公司之權益重新分類	**17,440**	37,032
由應付聯營公司款項重新分類	**(9,365)**	–
其他應收款項、按金及預付款項	–	18,465
	52,207	462,515

36. 購入附屬公司*(續)*

有關購入附屬公司之現金及現金等額之現金流出淨額之分析：

	二零零二年 *千港元*	二零零一年 *千港元*
已付現金代價	**(933)**	(407,018)
已購入之銀行結餘及現金	**422**	52,568
有關購入附屬公司之現金及現金等額之現金流出淨額	**(511)**	(354,450)

於年內收購之附屬公司為本集團之營業額帶來107,020,000港元(二零零一年：99,967,000港元)及對本集團之經營虧損帶來2,645,000港元(二零零一年：87,730,000港元)。

37. 主要非現金交易

截至二零零二年十二月三十一日止年度，主要非現金交易如下：

(a) 誠如附註6(c)所解釋，本集團於珀麗酒店之權益由約65.56%攤薄至約32.20%。因此，本集團所持珀麗酒店之權益攤薄而使於聯營公司之權益增加約307,518,000港元。

(b) 於本年度，本集團於現代旌旗出版之權益隨現代旌旗出版進行配售新股及本集團珀麗酒店之權益攤薄後，由約27.97%攤薄至約19.69%。因此，因為於現代旌旗出版，於聯營公司之權益因此減少約38,543,000港元。

(c) 有關物業、廠房及設備之融資租約安排於租約開始時之資本值達約2,727,000港元。

(d) 其他應收款項、按金及還款因出售投資物業而增加約10,000,000港元。

(e) 於本年度，償還應收貸款286,767,000港元以本集團與有關人士於二零零二年九月三十日之轉置契據而以同一筆應付貸款償付。

(f) 於本年度，償還應收貸款22,928,000港元以本集團與有關人士於二零零二年十二月三十一日訂立之四份轉讓契據以同一筆應付貸款償付。

(g) 於本年度，本集團進一步收購Wintime之65%權益及Wintime股東貸款，總代價為43,200,000港元，並以出售另一家附屬公司之全部權益支付。

37. 主要非現金交易（續）

截至二零零一年十二月三十一日止年度，主要非現金交易如下：

(a) 於聯營公司之權益減少約37,032,000港元及其他應收款項減少約18,465,000港元，乃用以支付收購附屬公司之部份代價。

(b) 於聯營公司之權益之添額約9,556,000港元及應收貸款之添額約36,400,000港元乃出售若干附屬公司所收取之部份代價。

(c) 收費高速公路之添額188,331,000港元已由提供予承建商之墊款中轉撥。

(d) 有關物業、廠房及設備之融資租約安排之合同資本值約為53,000港元。

(e) 約64,295,000港元之證券投資於本集團增加其於一間聯營公司之權益後重新分類為於聯營公司之權益。

38. 承擔

於結算日，本集團之資本承擔如下：

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	*千港元*	***千港元***	*千港元*
已訂約惟未在財務報表中就下列事項作出撥備：				
－土地發展權	**209,540**	214,254	**209,540**	214,254
－物業、廠房及設備	**137,061**	18,005	**–**	–
－在建工程	**15,531**	10,849	**–**	–
－發展中／待發展物業	**–**	26,902	**–**	–
－在建物業	**–**	129,393	**–**	–
	362,132	399,403	**209,540**	214,254
有關物業、廠房及設備之已批准惟未訂約之金額	**–**	35,096	**–**	–

39. 經營租約承擔

本集團於年內根據有關辦公室物業之經營租約須支付之最低租約付款約為36,974,000港元(二零零一年：17,432,000港元)。

本集團作為承租人

於結算日，本集團及本公司根據有關土地及樓宇之不可撤銷經營租約而負有未來最低租約付款之承擔，以及有關承擔之到期日如下：

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	*千港元*	***千港元***	*千港元*
一年內	**24,899**	26,429	**577**	992
第二至第五年(包括首尾兩年)	**37,094**	25,482	**577**	–
逾五年	**155**	1,678	**–**	–
	62,148	53,589	**1,154**	992

租約平均以二至三年為期進行磋商，租金平均以二至三年為期予以釐定。

本集團作為出租人

於本年度賺取之物業租金收入為13,383,000港元(二零零一年：11,914,000港元)。

於結算日，本集團與租戶訂立之合同中，租戶之未來最低租約付款如下：

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
一年內	**–**	9,479
第二至第五年(包括首尾兩年)	**–**	18,633
逾五年	**–**	994
	–	29,106

40. 或然負債

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	*千港元*	***千港元***	*千港元*
(a) 本公司就授予附屬公司之銀行融資提供之公司擔保	**–**	–	**93,145**	108,243
向其他單位作出之擔保：				
聯營公司	**169,635**	182,302	**–**	–
外界人士	**780**	780	**780**	780
	170,415	183,082	**93,925**	109,023

(b) 本公司就本公司全資附屬公司Tung Fong Hung Medicine (Retail) Limited與地鐵有限公司(「地鐵」)就租賃物業而簽訂之租賃協議項下之未付租金及未清償責任向地鐵提供擔保。

41. 資產抵押

(a) 於二零零二年十二月三十一日，以下資產已作抵押，作為本集團所獲之備用信貸額之擔保：

- 於二零零二年十二月三十一日，並無抵押投資物業。於二零零一年十二月三十一日，賬面值約為17,630,000港元之投資物業。

- 賬面值為219,532,000港元(二零零一年：234,462,000港元)之若干物業、廠房及設備。

- 24,839,000港元(二零零一年：83,520,000港元)之銀行存款。

- 本公司一間附屬公司之全部資產，綜合資產淨值為45,746,000港元(二零零一年：無)。

(b) 於二零零二年十二月三十一日，以下資產已作抵押，作為本集團所獲保證金備用信貸額之擔保：

- 賬面值為249,990,000港元(二零零一年：5,244,000港元)之證券投資。

- 於二零零二年十二月三十一日，並無抵押聯營公司之股份。於二零零一年十二月三十一日，賬面值約為53,194,000港元之若干聯營公司股份。

- 本集團已動用13,323,000港元(二零零一年：無)之保證金備用貸款。

(c) 於二零零一年，本集團已將其收費高速公路之收取路費收入權利抵押予一間銀行作為備用信貸額之抵押。該項抵押已隨本集團於本年度內出售收費高速公路權益而解除。

42. 關連人士交易

年內，本集團與下列關連公司訂立以下交易：

公司名稱	交易性質	附註	二零零二年 千港元	二零零一年 千港元
成報報刊有限公司	本集團已收及應收之貸款利息收入	(a)	**1,519**	–
Sing Pao Newspaper Management Limited	本集團已收及應收之貸款利息收入	(a)	**–**	37
東方魅力管理有限公司	本集團已收及應收之貸款利息收入	(b)	**–**	88
Lucklong	本集團已收及應收之貸款利息收入	(c)	**6,120**	8,212
Danwei	本集團已收及應收之貸款利息收入	(c)	**6,834**	9,171
Total Pacific Limited	本集團已收及應收之租金收入	(d)	**–**	280
Mass Success International Limited	本集團已付及應付之租金支出	(e)	**835**	1,109
	本集團已付及應付之樓宇管理費		**209**	277
Hanny Magnetics Limited	本集團已付及應付之管理費	(e)	**290**	151
	本集團已付及應付之貸款利息支出		**2,143**	171
保華德祥管理有限公司	本集團已付及應付之貸款利息	(f)	**1,735**	246
保華德祥機電工程有限公司	本集團已付及應付之維修保養費	(e)	**369**	33
	本集團購置之固定資產		**14**	8
	本集團已付之項目管理費		**109**	–
	本集團已付之顧問費		**327**	–
	本集團已付及應付之暫調費		**500**	–
	本集團已付及應付之機電服務費		**800**	702
保華德祥建築有限公司	本集團已付及應付之利息	(e)	**410**	151
	本集團已付之項目管理費		**550**	–

42. 關連人士交易(續)

公司名稱	交易性質	附註	二零零二年 千港元	二零零一年 千港元
Super Park Development Limited	本集團購買之汽車	(d)	-	400
德祥(台山)有限公司	本集團購買之汽車	(b)	-	216
旋高有限公司及 Gunnell Properties Limited	本集團已付及應付之租金支出	(e)	**2,129**	2,386
Tung Fong Hung Investment Limited	本集團已收及應收之貸款利息收入	(g)	-	105
Cargill Private Limited	本集團已收及應收出售汽車所得款項	(h)	-	1,826
Paul Y. Project Management International Limited	本集團已付之項目管理費	(e)	**1,887**	–
Paul Y. - ITC Interior Contractors Limited	本集團已付之租賃物業裝修費	(e)	**400**	–
	本集團已付之項目管理費		**39**	–
Paul Y. - ITC(E & M) Contractors Limited	本集團已付之管理費	(e)	**154**	–
Nation Cheer Investment Limited	已付及應付予本集團之利息開支	(e)	**702**	–
Paul Y. - ITC Plant Hire Limited	租購廠房及機器	(e)	**59**	–
Millennium Target Holdings Limited	本集團已收及應收之貸款利息收入	(i)	**130**	–
辰達永安	本集團已收及應收之貸款利息	(j)	**761**	–

42. 關連人士交易(續)

公司名稱	交易性質	附註	二零零二年 千港元	二零零一年 千港元
珀麗酒店	本集團已收及應收之貸款利息收入	(j)	**280**	-
香港永安旅遊有限公司	本集團已付及應付訂購機票及旅遊服務開支	(i)	**248**	-
Rosedale Hotel International Limited	本集團已付管理費	(k)	**730**	-

附註:

(a) 成報報刊有限公司與Sing Pao Newspaper Management Limited為本集團之一間接受投資公司之全資附屬公司。

(b) 東方魅力管理有限公司及德祥(台山)有限公司(前稱「東方魅力(台山地產)有限公司」)為東方魅力集團有限公司之全資附屬公司。本公司一名董事持有東方魅力集團有限公司之實益權益。

(c) 本公司若干董事為Danwei及Lucklong之董事。

(d) Total Pacific Limited及Super Park Development Limited為本集團前聯營公司之全資附屬公司。

(e) Mass Success International Limited、Hanny Magnetics Limited、保華德祥機電工程有限公司、保華德祥建築有限公司、Paul Y. Project Management International Limited、Paul Y - ITC Interior Contractors Limited、Paul Y.- ITC(E & M) Contractors Limited、Nation Cheer Investment Limited、Paul Y. - ITC Plant Hire Limited、旋高有限公司及Gunnell Properties Limited為本公司主要股東之全資附屬公司。

(f) 保華德祥管理有限公司為本公司主要股東之股東。

(g) Tung Fong Hung Investment Limited為本集團之前聯營公司。

(h) Cargill Private Limited為本公司前任董事黃鴻年之聯繫人士。

(i) Millennium Target Holdings Limited及香港永安旅遊有限公司為本集團聯營公司之全資附屬公司。

(j) 辰達永安及珀麗酒店為本集團之聯營公司。

(k) Rosedale Hotel International Limited為保華德祥建築有限公司之附屬公司。

於結算日與關連人士之結餘詳情載於綜合資產負債表及附註20與27。

董事認為,上述交易乃在日常業務交易過程中進行,條款由本集團及關連人士互相同意。

43. 退休福利計劃

本集團為全體香港合資格僱員設有強制性公積金計劃(「強積金計劃」)。強積金計劃之資產與本集團之資產分開持有，存放於獨立受託人控制之基金。本集團及其僱員各向計劃供款相關薪金成本之5%。

有關強積金計劃並在收益表扣除之退休福利計劃供款乃本集團按規則指定之比例應向計劃作出之供款。

在中國合資附屬公司之僱員均參加由中國政府管理之國家贊助公積金計劃。合資公司須以僱員工資總額之若干百分比向公積金計劃供款，以支付有關福利。本集團就公積金計劃須承擔之唯一責任為根據該計劃進行供款。應付香港以外司法權區之退休金計劃之供款金額在收益表扣除。

於結算日，並無重大被放棄供款因僱員在未可全數獲得本集團之供款前退出該等計劃而產生或可用以減低本集團於日後應付之供款。

於收益表扣除之總成本為24,679,000港元(二零零一年：37,050,000港元)代表本集團於本年度應付該等計劃支付之供款。

44. 結算日後事項

下列事項乃於結算日後發生：

(a) 二零零二年十一月，本公司與陽光文化媒體集團有限公司(「陽光媒體」)(其時為第三方)訂立有條件買賣協議，內容有關向陽光媒體出售現代旌旗出版之91,635,700股普通股(佔現代旌旗出版其時之已發行股本之19.56%)以及總值3,050,000港元之現代旌旗出版認股權證，連同現代旌旗出版應付本集團之股東貸款40,000,000港元。

代價將按以下方式支付：(i)發行549,814,200陽光媒體之新普通股以換取本集團所持之現代旌旗出版之股份；(ii)為認股權證之總額支付1.00港元；(iii)於完成日期起計足兩個曆年之日，按每股0.10港元之價格發行155,048,000股陽光媒體新普通股以取得股東貸款15,500,000港元。

根據上述協議，股東貸款之餘額16,700,000港元及7,800,000港元將以列方式償付：(i)由本公司豁免及(ii)於完成日期年結日後足30個曆月之日到期支付。

該項交易已於結算日後完成日於出售日期並無由此錄得重大損益。

(b) 二零零三年一月，China Enterprises與寧夏銀川橡膠廠(因其身為銀川中策之主要股東而屬於本公司關連人士)訂立有條件買賣協議出售其於銀川中策之全部51%權益，代價為人民幣35,000,000元(相當於約33,000,000港元)。

是項交易根據二零零三年二月十八日舉行之股東特別大會上通過之特別決議案獲董事會批准。

本集團截至二零零二年十二月三十一日止五個年度各年之綜合業績以及資產與負債概述如下：

(A) 業績

	截至十二月三十一日止年度				
	一九九八年	一九九九年	二零零零年	二零零一年	**二零零二年**
	千港元	千港元	千港元	千港元	**千港元**
營業額	4,326,710	3,750,224	3,158,058	3,234,404	**3,601,735**
扣除融資成本後之經營溢利(虧損)	(480,030)	1,119,257	(800,736)	(983,150)	**(557,992)**
所佔聯營公司之業績	(54,982)	(12,993)	(12,147)	(17,997)	**(137,574)**
所佔未綜合附屬公司之業績	(245,917)	(12,623)	–	–	**–**
除税前溢利(虧損)	(780,929)	1,093,641	(812,883)	(1,001,147)	**(695,566)**
税項	(8,452)	(5,396)	(6,608)	(5,982)	**(18,041)**
未計少數股東權益之溢利(虧損)	(789,381)	1,088,245	(819,491)	(1,007,129)	**(713,607)**
少數股東權益	203,100	(40,649)	88,809	408,399	**236,500**
年度溢利(虧損)淨額	(586,281)	1,047,596	(730,682)	(598,730)	**(477,107)**
股息	–	–	46,098	–	**–**

(B) 資產與負債

	於十二月三十一日				
	一九九八年 *千港元*	一九九九年 *千港元*	二零零零年 *千港元*	二零零一年 *千港元*	**二零零二年** ***千港元***
投資物業	19,400	51,954	71,818	49,341	**-**
物業、廠房及設備	2,065,341	1,307,857	2,734,587	2,452,199	**746,778**
發展中／待發展物業	–	–	157,401	137,000	**-**
收購土地發展權所付款項	–	–	–	2,727	**14,687**
商譽	–	–	–	32,708	**30,953**
於未綜合附屬公司之權益	97,186	–	–	–	**-**
於聯營公司之權益	274,590	197,114	115,752	176,268	**681,328**
證券投資	232,022	1,033,739	757,197	473,408	**410,685**
無形資產	–	–	107,208	–	**-**
應收賬款－一年後到期	134,060	33,291	18,995	302,439	**22,586**
借予少數股東之貸款	–	–	28,074	26,765	**-**
流動資產淨值	1,079,169	2,379,622	1,256,530	604,755	**855,502**
	3,901,768	5,003,577	5,247,562	4,257,610	**2,762,519**
股本	447,729	448,029	460,979	46,098	**82,947**
儲備	1,346,472	2,974,544	2,388,875	2,174,692	**1,644,199**
股東資金	1,794,201	3,422,573	2,849,854	2,220,790	**1,727,146**
少數股東權益	1,848,872	1,356,532	1,699,376	1,323,582	**722,395**
遞延税項	1,081	–	–	–	**-**
已收按金	–	–	76,638	76,638	**-**
長期負債	147,878	114,736	595,213	593,121	**312,978**
遞延收入	109,736	109,736	–	–	**-**
來自少數股東之貸款	–	–	26,481	43,479	**-**
	3,901,768	5,003,577	5,247,562	4,257,610	**2,762,519**

茲通告中策集團有限公司(「**本公司**」)謹訂於二零零三年五月三十日上午十一時三十分假座於香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東週年大會，藉以進行下列事項：

作為普通事項

1. 省覽截至二零零二年十二月三十一日止年度之本公司董事會報告書及核數師報告書以及經審核財務報表。

2. 重選本公司退任之董事及授權本公司董事會釐定本公司董事酬金。

3. 續聘核數師及授權本公司董事釐定彼等之酬金。

作為特別事項

考慮並酌情通過下列決議案為特別決議案：

4. 「**動議**本公司之組織章程細則按以下方式修訂：

(A) 在細則第2條「本細則」或「本文件」之定義後隨即加入以下新定義：

「年報」　指包括根據細則第158條編製之期間綜合損益表(就首份賬目而言，期間是指自本公司註冊成立日期起計之期間；而在任何其他情況，期間是指由上一份賬目起計之期間)與截至綜合損益表編製日期當日之綜合資產負債表，以及董事會報告(內容有關綜合損益賬所涵蓋期間內本公司之綜合溢利或虧損以及本公司於該期間結算日之事務)，以及有關該等賬目之核數師報告書；

(B) 在細則第2條「公司條例」或「該條例」之定義後隨即加入以下新定義：

「公司通訊」　指本公司刊發或將刊發之任何資料，以讓成員得知有關情況或動向，定義與上市規則所界定者相同，當中包括但不限於：

(1) 年報；

(2) 中期報告；

(3) 財務摘要報告；

(4) 大會通告；

(5) 上市文件；及

(6) 上市規則規定須送呈本公司成員之任何通函或其他文件。

(C) 在細則第2條「元」之定義後隨即加入以下新定義：

「電子通訊」 指以電子方式發出之任何公司通訊；

「電子方式」 指本公司以任何方式透過電子媒介（包括電子郵件或在本公司網站上登載）傳送之任何公司通訊；

「電子簽署」 指隨附於電子通訊或在邏輯上與電子通訊有聯繫之任何電子符號或程序，由任何人士簽立或採納以簽署電子通訊；

「上市規則」 指香港聯合交易所有限公司證券上市規則（以不時修訂之版本作準）；

(D) 在細則第2條「股東」之定義後隨即加入以下新定義：

「財務摘要報告」 具公司條例第2(1)條所載定義；

(E) 在細則第2條「書面」或「印刷」定義後加入以下字句：

及，僅就本公司以電子方式將通告送予成員或其他有權收取本文所指通告之人士而言，亦包括透過電子媒介保存之記錄，有關記錄須能夠以可見形式查閱，以作日後參閱用途；

(F) 在細則第28條「及就香港公司條例第71A條而言刊登在香港政府憲報」等字句後加入以下字句：

及/或在符合上市規則之規定下，以本文規定之方式送達本公司之通告

(G) 在細則第75條刪去「採納賬目及資產負債表以及董事會報告書和核數師報告書及須夾附在資產負債表之其他文件」並在細則第75條加入「採納年報及須夾附在年報之其他文件」之字句作替。

(H) 將現有細則第124條整條刪去並加以下列新細則第124條作替：

董事可以及(在董事要求之情況下)秘書須於任何時間召開董事會會議。有關通告須以書面或經電話或傳真(以有關董事不時知會本公司之傳真號碼)或專線電報或電報(以有關董事不時知會本公司之地址)或電子郵件(以有關董事不時知會本公司之電子郵件地址)或董事會不時決定之任何其他方式發送予每位董事。惟有關通知毋須發送予其時身在香港以外之任何董事。董事可豁免收任何會議之通告，有關豁免可具前瞻效力或具追溯力。

(I) 將現有細則第161(A)條及第161(B)條整條刪去並加以下列新細則第161(A)條及第161(B)條作替：

161 (a) 董事會須不時根據條例之規定編製並在各股東週年大會上提呈符合公司條例第141CF(l)條規定之年報及/或財務摘要報告以及法例規定之任何其他報告及賬目。

(b) 每份年報須按該條例之規定簽署，有關文件之副本(包括但不限於年報及/或財務摘要報告)須於各股東週年大會上提呈予本公司之成員。年報須於股東週年大會舉行日期最少21日前以印刷本方式及/或使用電子方式僅提供英文本或僅提供中文本或同時提供中英文本年報，隨股東週年大會通告同時發送予本公司每位成員、本公司每位債券持有人、按細則第45條登記之每位人士及在符合上市規則及任何適用法例、規則或規例之情況下有權收取本公司大會通告之任何其他人士，惟本公司毋須向地址不詳之人士或一位以上聯名持有任何股份或債券人士發出上述文件之印刷本或以電子方式發送。就以印刷本方式提供之該等文件而言，有關文件須郵寄至上列有權收取該等文件之人士之登記地址。

(J) 在新細則第161(B)條後加以下列新細則第161(C)條：

倘成員按照上市規則及任何適用法例、規則或規例同意將以電子方式把細則第161(A)條所載之年報或財務摘要報告之登載，或同意收取財務摘要報告代替年報，均視作本公司已履行其於上市規則及任何適用法例、規則或規例中須發送有關財務文件副本之責任，則就各有關成員而言，本公司於有關股東大會舉行日期最少21日前按照上市規則及任何適用法例、規則或規例使用電子方式登載有關財務文件及/或有關成員於上述期限收到財務摘要文件，將視作本公司經已履行其在細則第161(A)條之責任，惟有關收取該等財務文件之任何人士如有需要，可向本公司發出書面通告要求本公司向其發出其先前並無索取之整份年報或財務摘要報告印刷本。

(K) 將現有細則第165條整條刪去，並加入以下新細則第165條作替：

根據本細則所發出或刊發之任何通告或文件或任何公司通訊須為書面形式，並在符合本細則及上市規則以及任何適用法例、規則或規例之情況下，由本公司及/或董事以專人送交成員，或以郵遞方式(將有關文件放入預付郵資之信件、信封或包裝物而封面須註明成員名稱)郵寄至該成員於名冊內之登記地址，又或(如屬於通告)藉著在英文報章以英文及在中文報章以中文或以電子方式刊登公告之方式送達，惟本公司須已取得成員事先書面同意以上述電子方式收取或獲得本公司向其發出或刊發之通告及文件。就股份之聯名持有人而言，所有通告將送交其時在名冊內排名首位之持有人，而向該持有人發出通告將視作已向全體聯名持有人發出充份通知。

(L) 刪去細則第166條第一及第二句子並以下列字句作替：

成員有權要求在符合本細則、法例及上市規則以及任何適用法例、規則或規例之情況下將通告送達至任何香港地址或以電子方式發送有關通知。登記地址在香港以外地區之成員可以書面方式向本公司提供一個香港地址作為送達通告所用地址作為有關成員之登記地址。

(M) 在細則第167條後加入以下字句：

任何以電子郵件發出之通告或文件或公司通訊將於有關通告或文件或公司通訊傳送時視作經已送達，惟須以本公司並無收到有關通告或文件並無送交有關收件人之通知作準。任何本公司藉著在本身之網站或電腦網絡或香港聯合交易所有限公司網站內登載之通告或文件或公司通訊將於作出有關登載當日視作經已送達。

(N) 將現有細則第168條整條刪去並以下列新細則第168條作替：

本公司向因股東去世、精神失常或破產而對股份享有權利之一名或多名人士發送之任何通告或文件或公司通訊，可根據細則第165條就原有股東所規定之同一方式發送。

(O) 於細則第170條開首處刪去「在履行本文件時任何通告或文件須以郵遞方式送交或送呈任何成員留存在成員之登記地址」並以下列字句作替：

在符合本細則、法例及上市規則以及任何適用法例、規則或規例之情況下，任何通告或文件或公司通訊須以郵遞方式送交或送呈任何成員或留存在成員之登記地址或以電子方式提供。

(P) 將現有細則第171條整條刪去並以下列新細則第171條作替：

171 (a) 本公司可以書面或印刷方式藉傳真或(如適用)電子簽署在任何通告上簽署。

(b) 在符合上市規則及任何適用法例、規則及規例之情況下，任何通告或文件(包括但不限於細則第161條所示之文件)及任何公司通訊可僅提供英文本或僅提供中文本或同時提供中英文本，惟本公司須已取得有關成員事先以書面方式表明同意僅收取該等通告或文件之英文本或中文本或同時收取中英文本，而有關成員如有需要可向本公司發出書面通知，於任何時間要求向其送交或提供其先前未獲提供之任何語言版本之通知或文件或公司通訊。」

考慮並酌情通過下列決議案為普通決議案：

5. 「**動議**：

(a) 在下文(c)分段之規限下，根據公司條例第57B條之規定，一般及無條件批准本公司董事於有關期間內行使本公司一切權力以配發本公司股本中之額外股份(「股份」)，及作出或授出或須行使是項權力之建議、協議及購股權；

(b) 上文(a)分段所述之批准將授權本公司董事於有關期間內作出或授出或須於有關期間結束後行使上述權力之建議、協議及購股權；

(c) 本公司董事根據上文(a)及(b)分段之批准而配發或有條件或無條件同意配發、發行或處理之股本面值總額(無論為根據購股權或其他而配發者)，除根據供股事宜及根據本公司採納之任何購股權計劃授出之購股權獲行使而發行者外，不得超過本公司於本決議案通過之日已發行股本面值總額之20%，上述批准亦須受此數額限制；及

(d) 就本決議案而言：

「有關期間」乃指本決議案通過之日起計直至以下三者之較早日期止之期間：

(aa) 本公司下屆股東週年大會結束；

(bb) 法例或本公司章程細則規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(cc) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案。

「供股事宜」乃指根據向本公司股東(就此方面而言，倘按照任何股東身居地區之法例，下列建議不獲批准或乃屬不可行者，則此等股東除外)及(在適用之情況下)持有當時已發行之其他股本證券(如有)而有權獲得股份之人士作出之建議，按彼等當時所持有本公司股本中之股份(或其他股本證券)之比例(零碎權益除外)配發、發行或授出股份。」

6. 「**動議**：

(a) 一般及無條件批准本公司董事於有關期間內行使本公司一切權力購回本公司股本中之股份及本公司尚未行使認股權證之認購價值；

(b) (i)根據上文(a)段之批准將予購回之本公司股本中之股份面值總額不得超過本公司於本決議案通過之日之已發行股本面值總額之10%；及(ii)根據上文(a)段之批准將予購回之本公司認股權證不得超過當日未行使總認購值之10%，而上文之批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指本決議案通過之日起計直至以下三者中較早日期止之期間：

(aa) 本公司下屆股東週年大會結束；

(bb) 法例或本公司章程細則規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(cc) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案。」

7. **「動議：**

擴大根據本通告第5項決議案所載之普通決議案授予本公司董事配發、發行及處理本公司股本中之額外股份之一般授權，將本公司根據該項授權所配發或同意有條件或無條件配發之股本面值總額加入本公司根據本通告第6項普通決議案給予之授權而購回之本公司股本面值總額，惟此數額不得超過本公司於本決議案通過之日已發行股本面值總額之10%。」

承董事會命
公司秘書
陳欣欣

香港，二零零三年四月二十三日

註冊辦事處
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

附註：

1. 隨附大會適用之代表委任表格。

2. 委派代表書必須由委任人或獲其正式書面授權人親筆簽署，如委任人為公司，則委派代表書須予以蓋印或經由公司負責人或獲授權人或其他授權人士親筆簽署。

3. 凡有權出席大會及於會上投票之本公司股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。

4. 委派代表書連同經簽署之授權書或其他授權文件（如有）或經公證人簽署之授權書或授權文件副本，最遲須於大會或其續會（視情況而定）指定舉行時間48小時前送抵本公司之股份過戶登記處標準證券登記有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下），方為有效。

5. 填妥及交回本代表委任表格後，股東仍可依願親身出席大會或其任何續會（視情況而定）及於會上投票，其時代表委任表格將作撤銷論。

6. 就本公司任何股份之聯名登記持有人而言，任何一名聯名持有人可親身或委派代表出席大會投票，猶如其為唯一有權投票者；惟倘多於一位聯名持有人出席大會，則就該等聯名持有之股份而言在本公司股東名冊內排名首位之持有人方獨有權就有關股份投票。